As filed with the Securities and Exchange Commission on March 11, 2005

Registration No. 333-121664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICICI BANK LIMITED

(Exact Name of Registrant as Specified in Its Charter)

VADODARA, GUJARAT, INDIA	Not Applicable	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Translation of Registrant’s name into English)	(I.R.S. Employer Identification Number)

ICICI Bank Towers

Bandra-Kurla Complex

Mumbai 400051, India

Tel: 011-91-22-2653-1414

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Mr. Madhav Kalyan

Joint General Manager, ICICI Bank

New York Representative Office

500 Fifth Avenue, Suite 2830

New York, New York 10110

Tel: (646) 827-8448

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Margaret E. Tahyar, Esq. Davis Polk & Wardwell 15, avenue Matignon 75008 Paris France Tel. No.: 011-33-1-5659-3670	Michael W. Sturrock, Esq. Latham & Watkins LLP 80 Raffles Place #14–20 UOB Plaza 2 Singapore 048624 Tel. No.: 011-65-6536-1161

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED MARCH 11, 2005 SUBJECT TO COMPLETION

ICICI BANK LIMITED

19,206,825 American Depositary Shares

Representing 38,413,650 Equity Shares

19,206,825 American Depositary Shares, or ADSs, representing 38,413,650 of our equity shares are being sold by the selling shareholders. Included among the selling shareholders may be certain officers, directors and shareholders who beneficially own 5% or more of our equity shares. Each ADS offered represents two equity shares of ICICI Bank Limited. We will not receive any of the proceeds from this offering.

Our outstanding ADSs are traded on the New York Stock Exchange under the symbol “IBN.” The last reported sales price of our ADSs on the New York Stock Exchange on March 8, 2005 was US$ 20.88 per ADS. Our equity shares are traded in India on The Stock Exchange, Mumbai and the National Stock Exchange of India Limited. The closing price for our equity shares on the National Stock Exchange of India Limited on March 8, 2005 was US$ 9.15 assuming an exchange rate of Rs. 43.58 per dollar.

Investing in our ADSs involve certain risks, see “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial Price to Public	US$	US$
Underwriting Discounts and Commissions	US$	US$
Proceeds to Selling Shareholders, Before Expenses	US$	US$

The selling shareholders have granted the underwriters an option exercisable within seven days from the date of this prospectus to purchase up to an aggregate of an additional 2,881,025 ADSs, representing up to an additional 5,762,050 equity shares, from them at the initial price to the public, less the underwriting discounts and commissions.

The underwriters are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on March     , 2005.

Joint Global Coordinators and Joint Bookrunners

(listed alphabetically)

Merrill Lynch International	Morgan Stanley	UBS Investment Bank

Prospectus dated                     , 2005

ABOUT THIS PROSPECTUS

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information About Us.”

Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we”, “our”, “us”, “the Company” and “ICICI Bank” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities. References in this prospectus to “ICICI” are to ICICI Limited prior to its amalgamation with ICICI Bank Limited.

In this prospectus, references to “US” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

Except as otherwise stated in this prospectus, all translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York on December 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.27 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into US dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

i

SUMMARY

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this prospectus or incorporated by reference. See “Incorporation of Documents by Reference.”

Overview

We are a leading Indian private sector commercial bank offering a variety of products and services. We were incorporated in India in 1994. In 2002, ICICI, a long-term financial institution and two of its subsidiaries, ICICI Personal Financial Services and ICICI Capital Services, were amalgamated with us. ICICI Personal Financial Services was engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and us. ICICI Capital Services was a distributor of financial and investment products. Our products and services now include those previously offered by ICICI. As of March 31, 2004 we were the largest private sector bank in India and the second largest bank in India, in terms of assets.

Our commercial banking operations span the corporate and the retail sector. At February 28, 2005, our principal network consisted of 478 branches, 52 extension counters and 1,880 ATMs in 348 centers across several Indian states. We offer a suite of products and services for both our corporate and retail customers. We offer a range of retail credit and deposit products and services to retail customers. The implementation of our retail strategy and the growth in our commercial banking operations for retail customers has had a significant impact on our business and operations in recent years. At December 31, 2004, consumer loans and credit card receivables represented 47.7% of our gross loans outstanding compared to 39.2% at year-end fiscal 2004 and 27.5% at year-end fiscal 2003. We have over 10 million retail customer accounts. Our corporate customers include India’s leading companies as well as growth-oriented small and middle market businesses, and the products and services offered to them include loan and deposit products and fee and commission-based products and services. Through our treasury operations, we manage our balance sheet and strive to optimize profits from our trading portfolio by taking advantage of market opportunities. We believe that the international markets present a major growth opportunity and have, therefore, expanded to countries other than India to serve our customers’ cross border needs and offer our commercial banking products to international customers.

We offer our customers a choice of delivery channels, and we use technology to differentiate our products and services from those of our competitors. We remain focused on changes in customer needs and technological advances to remain at the forefront of electronic banking in India, and seek to deliver high quality and effective services.

Strategy

Our objective is to enhance our position as a provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise. The key elements of our business strategy are to:

Focus on Quality Growth Opportunities: According to a World Bank study, domestic credit to the Indian private sector as a percentage of India’s GDP in 2002 was 32.6%, which is lower than comparable data for China and certain South-east Asian countries such as Malaysia and Thailand. From fiscal 2003, we have achieved significant growth in our commercial banking operations for retail customers. Our consumer loans and credit card receivables grew by approximately 65.7% during fiscal 2004 and 42.2% during the nine months ended December 31, 2004. We aim to focus on quality growth opportunities through several specific objectives, which include building on our leadership position in retail credit, strengthening individual customer relationships, focusing on leveraging our corporate relationships and increased capital base to increase our market share in non-

fund-based working capital products and fee-based services. We aim to provide comprehensive and integrated services, and to increase the cross-selling of our products and services and maximize the value of our corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. In April 2004, we completed a share issuance of Rs. 32.5 billion (US$ 751 million) to support growth in various areas of our business operations.

Strengthen Our Insurance Business: We believe that the insurance sector has significant growth potential. We believe that our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have built a platform for continued growth, high market share and profitability in the medium term based on extensive distribution efforts, brand recall and underwriting capabilities. According to statistics published by the Insurance Regulatory & Development Authority, ICICI Prudential Life Insurance is the largest private sector life insurance company in India, with a market share of approximately 33% in the private sector based on new business premiums (excluding group insurance) from April through December 2004. According to these statistics, ICICI Lombard General Insurance is the largest private sector general insurance company in India, with a market share of approximately 25% in the private sector based on gross premium from April through December 2004. We seek to leverage the synergies we have with our insurance subsidiaries.

Build an International Presence: We believe that the international markets present a major growth opportunity. We have therefore expanded to countries other than India to cater to our customers’ cross border needs and offer our commercial banking products in select international markets, and aim to develop an international presence.

Emphasize Conservative Risk Management Practices and Enhance Asset Quality: We believe that conservative credit risk management policies and procedures are critical to maintain competitive advantages in our business, and we continue to build on our credit risk management tools, and aim to mitigate credit risk by adopting various measures.

Use Technology for Competitive Advantage: We seek to be at the forefront of technology usage in the financial services sector. Technology is a strategic tool for our business operations to gain competitive advantage and to improve overall productivity and efficiency of the organisation.

Attract and Retain Talented Professionals: We have been successful in building a team of talented professionals with relevant experience. We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We intend to continuously develop our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall performance.

Our principal executive offices are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India; our telephone number is (91) 22-2653-1414 and our web site address is www.icicibank.com. Our registered agent in the United States is Mr. Madhav Kalyan, Joint General Manager, ICICI Bank, New York Representative Office, 500 Fifth Avenue, Suite 2830, New York, New York 10110. The information on our website is not a part of this prospectus.

The Offering

ADSs offered by the selling shareholders	19,206,825 ADSs representing 38,413,650 equity shares, constituting approximately 5.2% of our issued and outstanding equity shares.

Over-allotment option granted by the selling shareholders

The selling shareholders have granted the underwriters an option exercisable within seven days from the date of this prospectus to purchase up to an aggregate of an additional 2,881,025 ADSs, representing an additional 5,762,050 equity shares, from them at the initial price to the public, less the underwriting discounts and commission.

Selling shareholders

See “Principal and Selling Shareholders” for more information on the selling shareholders in this offering. Included among the selling shareholders may be certain officers, directors and shareholders who beneficially own 5% or more of our equity shares.

The ADSs

Each offered ADS represents two equity shares par value Rs. 10 per share. The offered ADSs are evidenced by American Depositary Receipts, or ADRs. See “Description of American Depositary Shares” and “Description of Equity Shares.”

ADSs to be outstanding after this offering	99,219,484 (assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs).

Equity shares to be outstanding after this offering	736,325,176 (based on number of equity shares outstanding at March 4, 2005).

Offering price	The offered ADSs are being offered at a price of US$ per ADS.

Depositary	Deutsche Bank Trust Company Americas.

Use of proceeds	We will not receive any of the proceeds from the sale of these ADSs.

Listing

We are listing the offered ADSs on the New York Stock Exchange. Our outstanding equity shares are principally traded in India on The Stock Exchange, Mumbai and the National Stock Exchange of India Limited.

New York Stock Exchange symbol for ADSs	IBN

Dividends	The declaration, amount and payment of dividends are subject to the recommendation of our board of directors and the approval of our shareholders. Under Indian regulations currently in force, the declaration of dividends by banks is subject to certain additional conditions. If we comply with such conditions, we are allowed to declare a dividend but only up to a certain percentage of our profits. For any dividends beyond such percentage, we are required to obtain permission from the Reserve Bank of India. Holders of equity shares and ADSs will be entitled to dividends paid, if any. In fiscal year 2005, we paid a dividend of Rs. 7.50 per equity share. See also “Dividends.”

Voting rights

The ADSs will have no voting rights. Under the deposit agreement, the depositary will vote the equity shares deposited with it as directed by our board of directors. See “Description of American Depositary Shares” in this prospectus and “Recent Developments – Restriction on Foreign Ownership of Indian Securities.”

Taxation

Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of ADSs or equity shares or rights to acquire ADSs or equity shares, will generally constitute foreign-source dividend income for US federal income tax purposes. You will generally recognize US-source capital gain or loss for US federal income tax purposes on the sale or other disposition of ADSs or equity shares. Under certain circumstances, you may be subject to Indian tax upon the disposition of equity shares. For a more detailed description of the material tax consequences to investors in ADSs and equity shares, see “Taxation.”

The Indian Invitation to Participate

We prepared and distributed in India an invitation to participate dated February 26, 2005 which invited holders of our equity shares to offer their equity shares for sale in this offering, pursuant to Indian regulations in this regard. Our invitation to participate was mailed only to holders of our equity shares to their addresses of record in India. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to participate. Under Indian law, an issuer in India such as us can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. Sponsorship does not mean we are purchasing or causing the purchase of the equity shares directly or indirectly or recommending that holders participate in the offering. We are not purchasing any equity shares in this transaction. Equity shares will solely be purchased by the underwriters from the selling shareholders for sale in this offering. We have obtained the approval of the Foreign Investment Promotion Board as required by Indian regulations.

Under the terms of the invitation to participate, the related letter of transmittal, letter of renunciation, escrow agreement and other documents, the shares to be sold by the selling shareholders are being held in escrow by The Western India Trustee & Executor Company Limited, as escrow agent, until such time as they are required to be deposited with us, as custodian on behalf of Deutsche Bank Trust Company Americas, the depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

Summary Financial and Operating Data

The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for the annual periods contained herein have been derived from our audited consolidated financial statements as of and for each of the five years ended March 31, 2004. The summary data for the nine months ended and at December 31, 2004 and December 31, 2003 have been derived from our unaudited consolidated financial statements, prepared in accordance with generally accepted accounting principles applicable in the United States, or US GAAP, and included in this prospectus. Our consolidated financial statements for fiscal 2004 and fiscal 2003 including our consolidated statement of operations, consolidated statement of cash flows and consolidated statement of stockholders’ equity and other comprehensive income for the year ended March 31, 2002, included in our annual report on Form 20-F for the fiscal year ended March 31, 2004 were audited by KPMG LLP, UK, an independent registered public accounting firm and are incorporated by reference into this prospectus together with the reports of KPMG LLP, UK.

You should read the following data with the more detailed information contained in “Operating and Financial Review and Prospects” included elsewhere in this prospectus and our consolidated financial statements and the related notes included elsewhere and incorporated by reference in this prospectus. Historical results do not necessarily predict the results in the future.

	Year ended March 31,										Nine months ended December 31,
	2000		2001		2002		2003		2004		2003		2004		2004(1)
											(Unaudited)
	(in millions, except per common share data)
Selected income statement data:
Interest income	Rs.	79,296	Rs.	79,759	Rs.	78,600	Rs.	97,714	Rs.	90,688	Rs.	67,619	Rs.	66,576	US$	1,539
Interest expense		(67,492)		(67,893)		(69,520)		(83,208)		(72,375)		(54,720)		(49,742)		(1,150)

Net interest income		11,804		11,866		9,080		14,506		18,313		12,899		16,834		389
Dividends		1,502		345		267		389		431		271		237		5

Net interest income, including dividends		13,306		12,211		9,347		14,895		18,744		13,170		17,071		394
Provisions for loan losses		(6,363)		(9,892)		(9,743)		(19,649)		(20,055)		(15,289)		(8,504)		(197)

Net interest income/(loss), including dividends, after provisions for loan losses		6,943		2,319		(396)		(4,754)		(1,311)		(2,119)		8,567		197
Non-interest income		9,815		9,243		8,148		13,253		36,678		25,637		23,493		543

Net revenue		16,758		11,562		7,752		8,499		35,367		23,518		32,060		740
Non-interest expense		(5,302)		(5,479)		(7,596)		(18,609)		(27,101)		(20,138)		(23,895)		(552)
Equity in earnings/(loss) of affiliates		20		735		294		(958)		(1,437)		(336)		(1,254)		(29)
Minority interest		(361)		1		83		24		28		10		(2)		–

Income/(loss) before income taxes and cumulative effect of accounting changes		11,115		6,819		533		(11,044)		6,857		3,054		6,909		159
Income tax (expense)/benefit		(2,033)		(189)		(251)		3,061		(1,638)		(730)		(1,658)		(38)

Income/(loss) before cumulative effect of accounting changes, net of tax		9,082		6,630		282		(7,983)		5,219		2,324		5,251		121
Cumulative effect of accounting changes, net of tax(2)		249		–		1,265		–		–		–		–		–

Net income/(loss)	Rs.	9,331	Rs.	6,630	Rs.	1,547	Rs.	(7,983)	Rs.	5,219	Rs.	2,324	Rs.	5,251	US$	121
Per common share(3)
Net income/(loss) from continuing operations - Basic(4)	Rs.	28.90	Rs.	16.88	Rs.	3.94	Rs.	(14.18)	Rs.	8.50	Rs.	3.79	Rs.	7.24	US$	0.17
Net income/(loss) from continuing operations - Diluted(5)		27.54		16.81		3.94		(14.18)	Rs.	8.43	Rs.	3.76		7.19		0.17
Dividends(6)		11.00		11.00		22.00		–		7.50		7.50		7.50		0.17
Book value		180.58		193.35		181.70		150.42		153.35		151.97		166.76		3.85

	Year ended March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004	2004(1)
						(Unaudited)
	(in millions, except per common share data)
Selected income statement data:
Common shares outstanding at end of period (in millions of common shares)	393	393	393	613	616	615	736	–
Weighted average common shares outstanding - Basic (in millions of common shares)	323	393	393	563	614	614	725	–
Weighted average common shares outstanding - Diluted (in millions of common shares)	344	393	393	563	619	619	731	–

(1)	Rupee amounts for the nine months ended December 31, 2004 have been translated into US dollars using the noon buying rate of Rs. 43.27 = US$ 1.00 in effect on December 31, 2004.

(2)	In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as goodwill. SFAS No. 141 specifies that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce need not be accounted separately. The excess of the fair value of the net assets over the cost of acquired entity is allocated pro rata to specified non-financial assets and remaining excess, if any, is recognized as an extraordinary gain. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1.3 billion (US$ 29 million) relating to the excess of the fair value of assets acquired over the cost of acquisition of ICICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, was written-off and recognized as the effect of a change in the accounting principle.

(3)	For fiscal years 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which the shareholders of ICICI were issued shares of ICICI Bank, number of shares has been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002.

(4)	Represents net income/(loss) before dilutive impact.

(5)	Represents net income/(loss) adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments. For the purpose of calculating diluted earnings per share, the net income was adjusted for interest (after tax) on convertible instruments only for fiscal 2000, as the convertible bonds were almost entirely converted/redeemed in fiscal 2001. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. Options to purchase 2,546,675, 7,015,800, 12,610,275 and 1,098,225 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 81.3, Rs. 154.7 and Rs. 266.6 were outstanding in fiscal 2001, 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive. Options to purchase 1,189,450 and 7,271,375 equity shares granted to employees at a weighted average exercise price of Rs. 266.58 and Rs. 300.1 were outstanding in the nine months ended December 31, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(6)	We declared a dividend of Rs. 7.50 per equity share for fiscal 2003, which was paid in August 2003, i.e. in the nine months ended December 31, 2003. We declared a dividend of Rs. 7.50 per equity share for fiscal 2004, which was paid out in September 2004, i.e. in the nine months ended December 31, 2004. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, dividend was US$ 0.17 per equity share in fiscal 2004.

(7)	Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period (percentages for the nine months ended December 31, 2003 and December 31, 2004 are annualized).

	Year ended March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004
						(Unaudited)
Selected income statement data:
Interest income	11.23%	11.29%	10.53%	8.63%	7.14%	7.28%	6.08%
Interest expense	(9.56)	(9.61)	(9.31)	(7.35)	(5.70)	(5.89)	(4.54)

Net interest income	1.67	1.68	1.22	1.28	1.44	1.39	1.54
Dividends	0.21	0.05	0.04	0.03	0.03	0.03	0.02

Net interest income, including dividends	1.88	1.73	1.25	1.32	1.48	1.42	1.56
Provisions for loan losses	(0.90)	(1.40)	(1.31)	(1.73)	(1.58)	(1.65)	(0.78)

Net interest income/(loss), including dividends, after provisions for loan losses	0.98	0.33	(0.05)	(0.42)	(0.10)	(0.23)	0.78
Non-interest income	1.39	1.31	1.09	1.17	2.89	2.76	2.14

Net revenue	2.37	1.64	1.04	0.75	2.79	2.53	2.92
Non-interest expense	(0.75)	(0.78)	(1.02)	(1.64)	(2.13)	(2.17)	(2.18)
Equity in earnings/(loss) of affiliates	0.00	0.10	0.04	(0.08)	(0.11)	(0.04)	(0.11)
Minority interest	(0.05)	0.00	0.01	0.00	0.00	0.00	0.00

Income/(loss) before income taxes and cumulative effect of accounting changes	1.57	0.97	0.07	(0.98)	0.54	0.32	0.63
Income tax (expense)/benefit	(0.29)	(0.03)	(0.03)	0.27	(0.13)	(0.08)	(0.15)

Income/(loss) before cumulative effect of accounting changes, net of tax	1.28	0.94	0.04	(0.70)	0.41	0.24	0.48
Cumulative effect of accounting changes, net of tax	0.04	–	0.17	–	–	–	–

Net income/(loss)	1.32%	0.94%	0.21%	(0.70)%	0.41%	0.24%	0.48%

	At March 31,										Nine months ended December 31,
	2000		2001		2002		2003		2004		2003		2004		2004(1)
											(Unaudited)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	774,279	Rs.	739,892	Rs.	743,362	Rs.	1,180,263	Rs.	1,409,131	Rs.	1,287,802	Rs.	1,634,697	US$	37,780
Securities		18,871		18,861		60,046		280,621		310,368		317,512		358,973		8,296
Loans, net(2)		561,448		602,023		523,601		630,421		728,520		660,159		856,597		19,797
Troubled debt restructuring restructured loans), net		10,795		32,309		77,366		122,659		121,417		153,275		102,940		2,379
Other impaired loans, net		24,240		20,081		33,187		55,319		28,764		36,847		20,430		472
Total liabilities		699,073		663,829		671,754		1,087,926		1,313,556		1,193,550		1,510,872		34,919
Long-term debt		436,320		492,882		511,458		400,812		373,449		373,854		353,600		8,172
Deposits		96,682		6,072		7,380		491,290		684,955		613,047		828,898		19,156
Redeemable preferred stock(3)		10,207		698		772		853		944		921		1,019		24
Stockholders’ equity		70,908		75,927		71,348		92,213		94,525		93,494		122,723		2,836
Common stock		3,916		3,924		3,922		6,127		6,164		6,153		7,359		170
Period average(4):
Total assets		706,066		706,343		746,330		1,132,638		1,269,638		1,233,134		1,454,166		33,607
Interest-earning assets		612,452		615,164		641,141		924,573		1,017,009		988,968		1,143,372		26,424
Loans, net(2)		513,421		570,989		591,398		606,496		662,752		644,223		767,248		17,732
Total liabilities(5)		650,794		631,324		670,750		1,038,377		1,173,961		1,138,784		1,333,794		30,825
Interest-bearing liabilities		583,609		576,474		613,401		905,226		977,941		955,463		1,074,317		24,828
Long-term debt		436,718		462,916		504,103		455,347		382,674		384,922		373,637		8,635
Stockholders’ equity	Rs.	55,272	Rs.	75,019	Rs.	75,580	Rs.	94,261	Rs.	95,678	Rs.	94,350	Rs.	120,372	US$	2,782

	At March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004	2004(1)
						(Unaudited)
	(in millions, except percentages)
Selected balance sheet data:
Profitability(6):
Net income/(loss) as a percentage of:
Average total assets	1.32%	0.94%	0.21%	(0.70)%	0.41%	0.25%	0.48%	–
Average stockholders’ equity	16.88	8.84	2.05	(8.47)	5.45	3.27	5.79	–
Average stockholders’ equity (including redeemable preferred stock(7)	15.95	8.89	2.12	(8.31)	5.50	3.33	5.83	–
Dividend payout ratio(8)	28.3	52.90	635.20	–	88.10	197.87	104.89	–
Spread(9)	1.38	1.19	0.93	1.38	1.52	1.47	1.58	–
Net interest margin(10)	1.93	1.93	1.42	1.57	1.80	1.73	1.95	–
Cost-to-income ratio(11)	22.93	25.54	43.42	66.11	48.90	51.89	58.91	–
Cost-to-average assets ratio(12)	0.75	0.78	1.02	1.64	2.13	2.17	2.18	–
Capital:								–
Average shareholders’ equity as a percentage of average total assets	7.83	10.62	10.13	8.32	7.54	7.65	8.28	–
Average stockholders’ equity (including redeemable preferred stock) as a percentage of average total assets(13)	9.30	10.95	10.23	8.39	7.61	7.72	8.35	–

	At or for the year ended March 31,					At or for the nine months ended December 31,
	2000	2001	2002	2003	2004	2004(14)
						(Unaudited)
	(in percentages)
Asset quality:
Net restructured loans as a percentage of net loans	1.92%	5.37%	14.78%	19.45%	16.67%	12.02%
Net other impaired loans as a percentage of net loans	4.32	3.34	6.34	8.77	3.95	2.39
Allowance for loan losses on restructured loans as a percentage of gross restructured loans	41.79	26.03	18.64	16.78	25.23	32.42
Allowance for loan losses on other impaired loans as a percentage of gross impaired loans	52.07	51.89	34.61	33.48	42.74	47.52
Allowance for loan losses as a percentage of gross loans	5.72	5.20	6.54	7.92	8.40	7.92

(1)	Rupee amounts at December 31, 2004 have been translated into US dollars using the noon buying rate of Rs. 43.27 = US$ 1.00 in effect at December 31, 2004.

(2)	Net of allowance for loan losses, security deposits and unearned income in respect of restructured and other impaired loans and allowances for loans not specifically identified as restructured or other impaired loan.

(3)	ICICI had issued preferred stock redeemable at face value after 20 years. Banks in India are not currently allowed to issue preferred stock. However, we are currently exempt from this restriction.

(4)	For the nine months ended December 31, 2003 the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September and December of that fiscal year. For the nine months ended December 31, 2004, the average balances (except for deposits and government of India securities) are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, and December of that year. The average balances of deposits and government of India securities are the average of the daily balances outstanding during the period. For fiscal years 2000, 2002, 2003 and 2004, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. For fiscal 2001, due to deconsolidation of ICICI Bank, the average balances are calculated as the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.

(5)	Represents the average of the quarterly balance of total liabilities and minority interest.

(6)	Profitability data for the nine months ended December 31, 2003 and December 31, 2004 is annualized.

(7)	Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders’ equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.

(8)	Represents the ratio of total dividends paid on common stock, exclusive of dividend distribution tax, as a percentage of net income.

(9)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(10)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(11)	Represents the ratio of non-interest expense to the sum of net interest income, dividend and non-interest income.

(12)	Represents the ratio of non-interest expense to average total assets.

(13)	ICICI Bank’s capital adequacy is computed in accordance with the Reserve Bank of India’s guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At December 31, 2004, ICICI Bank’s total capital adequacy ratio was 13.50% with a Tier 1 capital adequacy ratio of 8.62% and a Tier 2 capital adequacy ratio of 4.88%.

(14)	Percentages for the nine months ended December 31, 2004 are not annualized.

RISK FACTORS

Investing in the securities offered using this prospectus involves risk. You should consider carefully the risks described below, together with the risks described in the documents incorporated by reference into this prospectus before you decide to buy our securities. If any of these risks actually occur you may lose all or part of your investment.

Risks Relating to Our Business

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could cause our net interest margin, the value of our fixed income portfolio and our income from treasury operations to decline and adversely affect our financial performance.

As an Indian bank, we are, as a result of the Indian reserve requirements more structurally exposed to interest rate risk than banks in many other countries. Under the regulations of the Reserve Bank of India, our liabilities are subject to the statutory liquidity ratio requirement which requires that a minimum specified percentage, currently 25.0%, of a bank’s demand and time liabilities be invested in government of India securities and other approved securities. Pursuant to the amalgamation, the statutory liquidity ratio requirement was imposed on the liabilities acquired from ICICI. We earn interest on such government of India securities at rates which are less favorable than those which we typically receive in respect of our retail and corporate loan portfolio. The statutory liquidity ratio generally has a negative impact on net interest income and net interest margin since it requires us to invest in lower interest-earning securities. In a rising interest rate environment, especially if the rise is sudden or sharp, we are materially adversely affected by the decline in market value of our government securities portfolio and other fixed income securities. Our income from treasury operations is particularly vulnerable to interest rate volatility and an increasing interest rate environment adversely affects the income from our treasury operations. During fiscal 2005, the secondary market yields on government of India securities have been volatile due to a tightening of monetary policy and an increase in interest rates as a result of global trends, particularly in the United States, rising oil prices and their impact on inflation in India and an increase in credit demand in India. The yield on 10-year government of India securities increased from 5.1% at March 31, 2004 to a high of 7.3% at November 8, 2004 before declining to 6.6% at March 4, 2005. The Reserve Bank of India has increased the cash reserve ratio (i.e., the percentage of a bank’s demand and time liabilities that it must maintain in the form of cash balances with the Reserve Bank of India) from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004. Several banks, including us, have increased interest rates on both loans and deposits. If the yield on our interest-earning assets does not increase at the same time and to the same extent as our cost of funds, our net interest margins would be adversely impacted. Our subsidiary ICICI Securities is a primary dealer in government of India securities and its net income in fiscal 2004 had a high proportion of fixed income securities trading gains, and the rise in interest rates has adversely impacted its income. A sharp and sustained rise in interest rates could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

A large proportion of ICICI’s loans comprised project finance assistance, a substantial portion of which was particularly vulnerable to completion risk.

Long-term project finance assistance was a significant proportion of ICICI’s asset portfolio. Although retail loans have significantly increased in our balance sheet, long-term project finance continues to be a significant proportion of our loan portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, we and ICICI experienced a high level of impaired loans in our project finance loan portfolio to industrial companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure and other projects financed by us are still under implementation and present risks, including delays in the commencement of operations and breach of contractual obligations by counterparties that could impact the project’s ability to generate revenues. We cannot assure you that future credit losses on account of such loans would not have a materially adverse effect on our profitability. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected which could in turn adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

At December 31, 2004, our 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 130.3 billion (US$ 3.0 billion), which represented approximately 13.9% of our total gross loans outstanding (gross of unearned income and security deposits). Our largest single borrower by outstanding balance at that date was approximately Rs. 18.3 billion (US$ 423 million), which represented approximately 2.0% of our total gross loans outstanding. The largest borrower group of companies under the same management control accounted for approximately 3.6% of our total gross loans outstanding. Credit losses on these large single borrower and group exposures could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

At December 31, 2004, we had extended loans to several industrial sectors in India. At that date, approximately 37.2% of our gross restructured loan portfolio was concentrated in three sectors: iron and steel (13.4%), crude petroleum and refining (12.4%) and telecommunications (11.4%). At that date, approximately 50.0% of our gross other impaired loan portfolio was concentrated in three industrial sectors: power (34.9%), petrochemicals (10.5%) and basic chemicals (4.6%). Our total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

Our gross restructured loans represented 16.4% of our gross loan portfolio at December 31, 2004, 20.4% of our gross loan portfolio at year-end fiscal 2004 and 21.5% of our gross loan portfolio at year-end fiscal 2003. Our gross other impaired loans represented 4.2% of our gross loan portfolio at December 31, 2004, 6.3% of our gross loan portfolio at year-end fiscal 2004 and 12.2% of our gross loan portfolio at year-end fiscal 2003. Our net restructured loans represented 12.0% of our net loans at December 31, 2004, 16.7% of our net loans at year-end fiscal 2004 and 19.5% of our net loans at year-end fiscal 2003. Our net other impaired loans represented 2.4% of our net loans at December 31, 2004, 4.0% of our net loans at year-end fiscal 2004 and 8.8% of our net loans at year-end fiscal 2003.

In absolute terms, our total gross restructured and other impaired loans declined by 7.8% in fiscal 2004 over fiscal 2003 and by 10.1% at December 31, 2004 over year-end fiscal 2004. In fiscal 2003, our total gross restructured and other impaired loans increased by 58.1% over the total combined gross impaired loans of ICICI and ICICI Bank at year-end fiscal 2002.

The level of our and ICICI’s gross restructured and other impaired loans can be attributed to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, which reduced the profitability for certain borrowers, and the resultant restructuring of certain Indian companies. The decline in our total gross restructured and other impaired loans is primarily due to recoveries and reclassification of loans as unimpaired based on satisfactory performance of the borrowers’ accounts, including payment as per the contractual terms. This was offset, in part, by the continuing process of restructuring of loans to corporations in several sectors as well as classification of additional loans as impaired based on default in payment.

Further, we have experienced rapid growth in our retail loan portfolio. Our gross consumer loans and credit card receivables increased from Rs. 188.3 billion (US$ 4.3 billion), constituting 27.5% of our gross loans at year-end fiscal 2003 to Rs. 311.9 billion (US$ 7.2 billion), constituting 39.2% of our gross loans at year-end fiscal 2004 and Rs. 443.6 billion (US$ 10.3 billion), constituting 47.7% of our gross loans at December 31, 2004. We cannot assure you that there will be no additional impaired loans on account of these retail loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio. The factors that could cause impaired loans in our retail loan portfolio to increase are substantially similar to those factors relevant in developed countries which include rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates.

The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, which are categorized as “priority sectors.” Priority sectors are specific sectors such as agriculture and small-scale industries, and also include housing finance loans up to certain limits. Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed us to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of our net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. We may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, since economic difficulties are likely to affect those borrowers more severely and we would be less able to control the quality of this portfolio.

A number of factors will affect our ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. There can be no assurance that troubled debt restructuring approved by us will be successful and the borrowers will meet their obligations under the restructured terms. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our impaired loans, or if there is a significant increase in our impaired loans, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs could be adversely affected.

If there is a further deterioration in our impaired loan portfolio and we are not able to improve our allowance for loan losses as a percentage of impaired loans, the price of our equity shares and our ADSs could go down.

Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans is significantly higher than the average percentage of impaired loans in the portfolios of banks in more developed countries.

At December 31, 2004, our allowance for loan losses on restructured loans represented 32.4% of gross restructured loans and our allowance for loan losses on other impaired loans represented 47.5% of gross other impaired loans. At year-end fiscal 2004, our allowance for loan losses on restructured loans represented 25.2% of gross restructured loans and our allowance for loan losses on other impaired loans represented 42.7% of gross other impaired loans. At year-end fiscal 2003, our allowance for loan losses on restructured loans represented 16.8% of gross restructured loans and our allowance for loan losses on other impaired loans represented 33.5% of gross other impaired loans.

Although we believe that our allowances for loan losses will be adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of impaired loans. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We have experienced recent and rapid growth in our retail loan portfolio and our business strategy supports continued growth in this area. Our inability to grow further or succeed in retail products and services may adversely affect our business.

We are a relatively new entrant into the retail loan business and have achieved significant growth in this sector since the amalgamation. At December 31, 2004, consumer loans and credit card receivables represented 47.7% of our gross loans outstanding as compared to 39.2% of our gross loans outstanding at year-end fiscal 2004 and 27.5% of our gross loans outstanding at year-end fiscal 2003. Our present business strategy reflects continued focus on further growth in this sector. While we anticipate continued significant demand in this area, we cannot assure you that our retail portfolio will continue to grow as expected. Our inability to grow further or succeed in retail products and services may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Retail products and services could expose us to the risk of financial irregularities by various intermediaries and customers. We cannot assure you that our skills and management information systems will be adequate to successfully manage these retail products and services. See “System failures could adversely impact our business.” Our retail loans are relatively new and there is no assurance that there will be no additional impaired loans on account of these loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio.

We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate customers, primarily comprising loans made by ICICI, is secured by real assets, including property, plant and equipment. Our loans to corporate customers also include working capital credit facilities that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may have taken further security of a first or second lien on fixed assets, a pledge of financial assets such as marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by the assets financed, predominantly property and vehicles. Although in general our loans are over-collateralized, an economic downturn could result in a fall in relevant collateral values.

In India, foreclosure on collateral generally requires a written petition to an Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. In the event a corporate borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, passed by the Indian Parliament in 2002 and subsequently amended by an order of the Supreme Court of India and an ordinance issued by the President of India, has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. There can be no assurance that the legislation will have a favorable impact on our efforts to resolve non-performing assets. We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy and foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We face greater credit risks than banks in developed countries.

Our principal business is to provide financing to our clients, a predominant number of whom are based in India. At December 31, 2004, loans outside India constituted only 5.9% of our gross loans. In the past, ICICI focused its activities on financing large-scale projects. Increasingly, we are focusing on lending to individuals, as well as large corporate customers, many of who have strong credit ratings, as well as select small and middle market companies. Our loans to small and middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay in a timely fashion or may not pay at all. The credit risk of all our borrowers is higher than that in more developed countries due to the higher uncertainty in the Indian regulatory, political, economic and industrial environment and difficulties that many of our borrowers face in adapting to instability in world markets and technological advances taking place across the world. Unlike several developed countries, India does not have a fully operational nationwide credit bureau that may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings has reduced the profitability of certain of our borrowers which in turn could adversely affect our loan portfolio and accordingly our business.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. Our customer deposits are generally of less than one year maturity. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. The failure to obtain rollover of customer deposits upon maturity or to replace them with fresh deposits could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

In April 2003, unsubstantiated rumours believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period from April 11 through April 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in the future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position.

Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

Banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks. In addition, banks are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. See “Supervision and Regulation” included elsewhere in this prospectus. For example, on September 11, 2004, the Reserve Bank of India increased the cash reserve ratio from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004 and reduced the rate of interest that it pays on the eligible cash reserve ratio balances from the bank rate (currently 6.0%) to 3.5%. This will have a negative impact on our net interest income in fiscal 2005. The laws and regulations governing the banking sector could change in the future and any such changes could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

As at December 31, 2004, the government of India’s tax authorities had assessed an aggregate of Rs. 22.6 billion (US$ 523 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands. We have appealed each of these tax demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor, and that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and our ADSs.

We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We are often involved in litigations for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. We believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. The vast majority of these cases arise in the normal course and do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. Where we assess that the risk of loss is greater than remote, it is our policy to make provisions for the loss or make disclosure in our financial statements. We have not made any provisions nor made any disclosure in our financial statements for a suit filed by Mardia Chemicals against ICICI Bank, Mr. K.V. Kamath, Managing Director and CEO and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI’s failure to provide adequate financial facilities, ICICI’s recall of the advanced amount and ICICI’s filing of a recovery action against it. We cannot guarantee that the judgment in this suit would be favorable to us and should our assessment of the risk change, our view on provisions will also change. We have also not made any provisions for nor made any disclosure in our financial statements of an arbitration proceeding in London, brought against us and other Indian lenders by certain foreign lenders in relation to a dispute under an inter-creditor agreement in connection with a power project, the principal sponsor of which has filed for bankruptcy in the United States, claiming damages against us and other Indian lenders in an aggregate amount of US$ 534 million. As a result of their guarantee to certain foreign lenders under the power purchase agreement, the government of India and the government of the state of Maharashtra are also involved in this matter. Any final judgment awarding material damages against us in this arbitration proceeding could, however, have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs. We cannot guarantee that the arbitration will be concluded in a manner favorable to us and should our assessment of the risk change, our view on provisions will also change.

If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

ICICI entered the life insurance business in fiscal 2001 and the non-life insurance business in fiscal 2002 through its majority-owned joint ventures, which are now majority-owned joint ventures of ICICI Bank. We are also seeking to expand internationally by leveraging on our home country links and technology competencies in financial services. We are a new entrant in the international business and the skills required for this business could be different from those for our domestic businesses. The life insurance business and the international business are expected to require substantial capital. We cannot be certain that these new businesses will perform as anticipated. Our inability to grow or succeed in new business areas may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We are exposed to fluctuation in foreign exchange rates.

As a financial intermediary we are exposed to exchange rate risk. We comply with regulatory limits on our unhedged foreign currency exposure by making foreign currency loans on terms that are generally similar to our foreign currency borrowings and thereby transferring the foreign exchange risk to the borrower or through active use of cross-currency swaps and forwards to generally match the currencies of our assets and liabilities. However, we are exposed to fluctuation in foreign currency rates for our unhedged exposure. Adverse movements in foreign exchange rates may also impact our borrowers negatively which may in turn impact the quality of our exposure to these borrowers. Volatility in foreign exchange rates could adversely affect our business, our future financial performance, our shareholders’ funds and the price of our equity shares and our ADSs.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

We face intense competition from Indian and foreign commercial banks in all our products and services. Additionally, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. Recently, the government of India has indicated its support for consolidation among government-owned banks. Pursuant to the policy decisions announced by the government of India in March 2004, the Reserve Bank of India in February 2005 issued a roadmap for the presence of foreign banks in India permitting foreign banks to establish wholly owned subsidiaries (including conversion of existing branch operations into subsidiaries and acquiring controlling stakes in a phased manner in private sector banks identified for restructuring by the Reserve Bank of India). Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Significant security breaches in our computer system and network infrastructure and frauds could adversely impact our business.

We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system related and other frauds, there can be no assurance that we would be able to prevent frauds. Our reputation could be adversely affected by significant frauds committed by employees, customers or outsiders.

System failures could adversely impact our business.

Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of customer service and could result in business and financial losses and adversely affect the price of our equity shares and our ADSs.

Any inability to attract and retain talented professionals may impact our business.

Attracting and retaining talented professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. An inability to attract and retain talented professionals or the resignation or loss of key management personnel may have an adverse impact on our business, our future financial performance and the price of our equity shares and our ADSs.

Risks Relating to India

A slowdown in economic growth in India could cause our business to suffer.

The Indian economy has shown sustained growth over the last few years with real GDP growing at 8.5% in fiscal 2004, 4.0% in fiscal 2003 and 5.8% in fiscal 2002. GDP grew by 7.0% during the first six months of fiscal 2005. The Index of Industrial Production grew at 8.3% in the first eight months of fiscal 2005 compared to 6.9% in fiscal 2004, 5.8% in fiscal 2003 and 2.7% in fiscal 2002. Industrial growth of 8.4% during the first nine months of fiscal 2005 was the highest recorded growth after fiscal 1996. Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. With the increasing importance of retail loans to our business, any slowdown in the growth of sectors such as housing and automobiles could adversely impact our performance. Further, with the increasing importance of the agricultural sector in our business, any slowdown in the growth of the agricultural sector could also adversely impact our performance. Growth in the agricultural sector in India has been variable and dependent on climatic conditions, primarily the level and timing of rainfall. The agricultural sector grew by 1.5% during the first half of fiscal 2005 compared to a growth of 9.1% in fiscal 2004 and a decline of 5.2% during fiscal 2003. Any slowdown could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports approximately 70.0% of its requirements of crude oil, which were approximately 26.7% of total imports in fiscal 2004. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Crude oil prices declined in fiscal 2002 due to weaker demand. During fiscal 2003, crude oil prices initially rose as a result of Middle-East tensions and in particular the US-led military action in Iraq before declining on account of the relatively short duration of the war. Conditions remain volatile in the Middle-East where most of the world’s oil production facilities are located. There has been a sharp increase in global crude oil prices over the past few months (due to increased international oil demand and tensions in the Middle East), which has contributed to a rise in inflation, higher market interest rates in the Indian economy and a higher trade deficit. While oil prices have moderated recently, any significant increase or volatility in oil prices, due to continuing or further tensions or hostilities or otherwise, could affect the Indian economy and the Indian banking and financial system, in particular through its impact on inflation, interest rates and the trade deficit. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

A significant change in the Indian government’s economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

Our assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

The most recent parliamentary elections were completed in May 2004. A coalition government led by the Indian National Congress party has been formed with Dr. Manmohan Singh as the Prime Minister of India. A significant change in the government’s policies could adversely affect business and economic conditions in India and could also adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Financial instability in other countries, particularly emerging market countries, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Latin America, Russia and elsewhere in the world in the past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crises experienced elsewhere. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. This in turn could negatively impact the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business could suffer and the price of our equity shares and our ADSs could go down.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region and present relations between India and Pakistan continue to be tense on the issues of terrorism, armament and Kashmir. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. For example, the terrorist attacks in the United States on September 11, 2001 and subsequent military action in Afghanistan and Iraq affected markets all over the world. The United States’ continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country. If such tensions occur in other parts of the country leading to overall political and economic instability, it could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

India’s trade relationships with other countries can also influence Indian economic conditions. In fiscal 2004, India experienced a trade deficit of Rs. 628.7 billion (US$ 14.4 billion), an increase of Rs. 268.7 billion (US$ 6.2 billion) from fiscal 2003. In fiscal 2005 (through December 2004), the trade deficit increased significantly to Rs. 914.7 billion (US$ 21.1 billion) as compared to Rs. 543.6 billion (US$ 12.6 billion) in the corresponding period of the previous year, mainly due to the rise in global crude oil prices. International crude oil prices increased from US$ 35.75 per barrel at March 31, 2004 to a peak of US$ 56.17 per barrel at October 22, 2004 and were at US$ 53.88 per barrel at March 4, 2005. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and our ADSs, could be adversely affected.

Natural calamities could have a negative impact on the Indian economy and could cause our business to suffer and the price of our equity shares and our ADSs to go down.

India has experienced natural calamities such as earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 5.2%. According to the India

Meteorological Department, rainfall for the period June 1, 2004 to September 30, 2004 has been 87.0% of the normal level. The erratic progress of the monsoon in 2004 has adversely affected sowing operations for certain crops. We currently expect that the Tsunami wave which hit the South-eastern coast of India on December 26, 2004, though horrible in its human and emotional consequences, will not have a material adverse impact on our financial results and operations. However, we cannot be sure of its impact on the Indian economy and its future growth, which could have a significant effect on our business. Natural calamities and disasters or further prolonged spells of below normal rainfall in the country could have a negative impact on the Indian economy, affecting our business and causing the price of our equity shares and our ADSs to go down.

Financial difficulty and other problems in certain financial institutions in India could cause our business to suffer and the price of our equity shares and our ADSs to go down.

As an Indian bank, we are exposed to the risks of the Indian financial system which in turn may be affected by financial difficulties and other problems faced by certain Indian financial institutions. See “Overview of the Indian Financial Sector” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. As an emerging market system, the Indian financial system faces risks of a nature and extent not typically faced in developing countries, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumours, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals from April 11 through April 13, 2003 on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals which would adversely impact our liquidity position.

In addition, certain Indian financial institutions have experienced difficulties in recent years. In July 2004, on an application by the Reserve Bank of India, the Indian government issued an order of moratorium on Global Trust Bank, a new private sector bank, and restricted withdrawals by depositors. The Reserve Bank of India subsequently announced a merger of Global Trust Bank with Oriental Bank of Commerce, a public sector bank. Some co-operative banks have also faced serious financial and liquidity crises. The problems faced by individual Indian financial institutions and any instability in or difficulties faced by the Indian financial system generally could create adverse market perception about Indian financial institutions and banks. This in turn could adversely affect our business, our future financial performance, our shareholders’ funds and the price of our equity shares and our ADSs.

A decline in India’s foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

India’s foreign exchange reserves increased 47.5% during fiscal 2004 and 23.0% during fiscal 2005 (through February 25, 2005) to US$ 129.4 billion. A decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs. See also “– Risks Relating to Our Business.”

Any downgrading of India’s debt rating by an international rating agency could cause our business to suffer and the price of our equity shares and our ADSs to go down.

Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs.

ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by our board of directors. However, under the Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that the depositary, which owned approximately 21.7% of our equity shares as of January 20, 2005, could vote only 10.0% of our equity shares. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

US investors will be subject to special tax rules, including the possible imposition of interest charges, if ICICI Bank is considered to be a passive foreign investment company.

Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a passive foreign investment company (a “PFIC”) for its current taxable year or in the foreseeable future. ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank’s income and assets from time to time. Since there can be no assurance that the proposed Treasury regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank’s income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is a PFIC for any taxable year during which a US investor holds equity shares or ADSs, the US investor would be subject to special tax rules, including the possible imposition of interest charges. See “Taxation – United States Taxation.”

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific approval of the Reserve Bank of India is required.

The Reserve Bank of India has given general permission to effect sales of existing shares (including equity shares underlying ADSs) or convertible debentures of an Indian company by a non-resident to a resident, subject to certain conditions, including conditions regarding the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into a foreign currency and then repatriate that foreign currency from India, the investor will have to obtain Reserve Bank of India approval for each such transaction. The required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

Under current Indian regulations, an ADS holder who surrenders an ADS and withdraws equity shares may not be able to redeposit those equity shares in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market is permitted to deposit them in the ADS program. However, the deposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could, therefore, face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see “Recent Developments – Restriction on Foreign Ownership of Indian Securities”.

Certain shareholders own a large percentage of our equity shares. Their actions could adversely affect the price of our equity shares and our ADSs.

Life Insurance Corporation of India, General Insurance Corporation of India and government-owned general insurance companies, each of which is directly or indirectly controlled by the Indian government, are among our principal shareholders. At March 4, 2005, government-controlled entities owned approximately 15.8% of our outstanding equity shares. Deutsche Bank Trust Company Americas holds the equity shares represented by 80.0 million ADSs outstanding and equivalent to 21.7% of our outstanding equity shares, as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. Our other large equity shareholders include Allamanda Investments Pte. Limited (a subsidiary of Temasek Holdings Pte Limited), the Government of Singapore, HWIC Asia Fund, an affiliate of Fairfax Financial Holdings Limited and Bajaj Auto Limited, an Indian private sector company. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and our ADSs.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange, formerly known as the Calcutta Stock Exchange, suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange of India Limited halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the

Indian equity capital markets. See “Dividends.” Similar problems or changes could occur in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

An active or liquid trading market for our ADSs is not assured.

Although our ADSs are listed and traded on the New York Stock Exchange and this offering increases the number of ADSs publicly trading in the United States, we cannot be certain that an active, liquid market for our ADSs will be sustained, or that the present price will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. Loss of liquidity could increase the price volatility of our ADSs. The only way to add to the supply of ADSs would be through an additional issuance.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by the ADSs are currently listed on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of changes in Indian government regulation of foreign ownership, changes in investor preferences or an increase in the number of ADSs outstanding, the price of our ADSs could go down.

Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See “Recent Developments – Restriction on Foreign Ownership of Indian Securities.” Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. See “Market Price Information” for the underlying data. We believe that this price premium has resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference for some investors to trade dollar-denominated securities. The offering described in this prospectus will increase the number of ADS we have outstanding and we may conduct similar transactions in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, any premium enjoyed by the ADSs as compared to the equity shares may be reduced or eliminated as a result of this offering, or similar transactions in the future, or due to a change in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

Subsequent to year-end fiscal 2004, we issued 115,920,758 new equity shares, representing 18.8% of our outstanding equity shares at year-end fiscal 2004. In addition, up to 5.0% of our issued equity shares may be issued in accordance with our employee stock option scheme to eligible employees. At December 31, 2004, ICICI Bank had granted a total of 28,956,975 stock options, of which 7,068,790 had been exercised, 4,412,687 had vested but had not been exercised and 2,780,540 had lapsed or been forfeited at that date. At December 31, 2004, the total stock options granted, less options lapsed or forfeited, were 3.6% of our issued equity shares. There is a risk that growth in our business, including in our international operations and our insurance business, could require us to fund this growth through additional equity offerings. Any future issuance of equity shares would dilute the positions of investors in the ADSs and equity shares, and could adversely affect the market price of our equity shares and our ADSs.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. US investors in ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If ICICI Bank issues any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional interests in ICICI Bank would be reduced.

Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Investors that purchase ADSs are required to pay for the ADSs in US dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India also generally may not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares, which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

On an average annual basis, the rupee has declined against the US dollar since 1980. The rupee has depreciated against the dollar by 0.4% during fiscal 2005 (through March 8, 2005). In addition, in the past, the Indian economy has experienced severe foreign exchange shortages.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares received upon redemption of ADSs will be the share price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange of India Limited on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The holding period of such equity shares, for determining whether the gain is long-term or short-term, commences on the date such notice is given by the depositary to the custodian. The Finance (No. 2) Act, 2004 introduced a securities transaction tax effective October 1, 2004, which is levied at the rate of 0.075% on the value of sales of equity shares on a recognized stock exchange in India settled by actual delivery or transfer, and is payable by both the seller and the buyer. Where the securities transaction tax is applicable, the long-term capital gains are exempt from tax and short-term capital gains are taxed at a lower rate. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in the ADSs. See “Taxation – Indian Tax.”

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed countries. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries.

RECENT DEVELOPMENTS

Prudential ICICI Asset Management Joint Venture

We and Prudential plc of the United Kingdom have agreed in-principle to the acquisition of a 6% stake by ICICI Bank in our asset management joint venture, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited. This transaction would increase our shareholding in the joint venture to 51%. The transaction is subject to finalization of certain terms and conditions between us and Prudential and to requisite regulatory approvals. The value of this transaction is not material to our overall results. Prudential ICICI Asset Management Company was the largest private sector player in the Indian mutual fund industry with funds under management of approximately Rs. 165.89 billion (US$ 3,834 million) and a market share of approximately 10.9% at January 31, 2005.

Restriction on Foreign Ownership of Indian Securities

Restrictions on transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, the transfer of shares from a non-resident to a resident, in the case of shares of a banking company, and any transfer of shares between a resident and a non- resident, in the case of any other company, can be made without the approval of the Reserve Bank of India or the government of India. This is subject to compliance with applicable pricing guidelines, takeover regulations and foreign ownership restrictions. See “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

We have included statements in this prospectus or documents incorporated by reference herein which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue”, “our judgment” and similar expressions or variations of such expressions, that are “forward-looking statements.” These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources, our exposure to market risks and the market acceptance of and demand for Internet banking services. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this prospectus or documents incorporated by reference herein include, but are not limited to, general economic and political conditions in India, South-east Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country or any other acts of terrorism world-wide, the monetary and interest rate policies of India, political or financial instability in India or any other country caused by political uncertainty, tensions between India and Pakistan related to the

Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” included elsewhere in this prospectus.

The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this prospectus, and we do not assume any responsibility to do so.

ENFORCEABILITY OF CERTAIN CIVIL

LIABILITIES

ICICI Bank is a limited liability company under the laws of India. Substantially all of our directors and executive officers and certain experts named in this prospectus reside outside the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States or to enforce against us or such persons in US courts judgments obtained in US courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by our Indian legal counsel, Amarchand & Mangaldas & Suresh A. Shroff & Co., that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure 1908, or the Civil Code, which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the government of India to be a reciprocating territory for purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any amount recovered. We have also been advised by our Indian counsel that a party may file suit in India against us, our directors or our executive officers as an original action predicated upon the provisions of the federal securities laws of the United States.

USE OF PROCEEDS

All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of these ADSs.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Under Indian regulations currently in force, the declaration of dividends by banks is subject to certain additional conditions. If we comply with such conditions, we are allowed to declare a dividend but only up to a certain percentage of our profits. For any dividends beyond such percentage, we are required to obtain permission from the Reserve Bank of India.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share			Total amount of dividends paid
				(in millions)
Dividend paid during the fiscal year

2001	Rs.	1.50		Rs.	247
2002(1)		4.00	(1)		881
2003		–			–
2004		7.50			4,598
2005		7.50			5,440

(1)	Includes dividend of Rs. 2.00 per share declared for each of the fiscal years 2001 and 2002.

The government of India’s budget for fiscal 2004 exempted dividend income from being taxable in the hands of the investors. Until March 31, 2005, we are required to pay a 13.1% tax (including surcharge) on distributed profits. For a description of the tax consequences of dividends paid to shareholders, see “Taxation.”

Future dividends will depend upon our revenues, cash flow, financial condition, the regulations of the Reserve Bank of India and other factors. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs rank pari passu with existing equity shares.

See also “Dividends” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on The Stock Exchange, Mumbai or the BSE and on the National Stock Exchange of India Limited or the NSE. For information regarding conditions in the Indian securities markets, see “Risk Factors – Risks Relating to the ADSs and Equity Shares – Conditions in the Indian securities markets may affect the price or liquidity of our equity shares and our ADSs.”

At February 28, 2005, 736 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•	the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2000	Rs.	267.05	Rs.	23.35	US$	6.12	US$	0.53
Fiscal 2001		247.45		109.20		5.28		2.33
Fiscal 2002		188.35		67.95		3.86		1.39
Fiscal 2003		161.75		110.55		3.40		2.32
Fiscal 2004		348.25		120.80		8.02		2.78
Quarterly prices:
Fiscal 2003:
First Quarter		161.75		111.70		3.31		2.27
Second Quarter		154.50		132.30		3.19		2.73
Third Quarter		149.50		110.55		3.11		2.30
Fourth Quarter		149.95		132.65		3.15		2.79
Fiscal 2004:
First Quarter		150.15		120.80		3.24		2.60
Second Quarter		204.50		145.10		4.47		3.17
Third Quarter		302.20		204.40		6.63		4.49
Fourth Quarter		348.25		267.75		8.02		6.17
Fiscal 2005:
First Quarter		319.35		230.40		6.94		5.01
Second Quarter		295.35		234.40		6.43		5.11
Third Quarter		374.00		285.35		8.64		6.59
Fourth Quarter (through March 8, 2005)		399.30		337.50		9.16		7.74
Monthly prices:
August 2004		279.10		265.00		6.02		5.72
September 2004		295.35		262.45		6.43		5.72
October 2004		299.05		285.35		6.60		6.30
November 2004		339.75		296.30		7.64		6.66
December 2004		374.00		339.75		8.64		7.85
January 2005		373.90		337.50		8.58		7.74
February 2005		383.15		361.10		8.79		8.29
March 2005 (through March 8, 2005)		399.30		372.25		9.16		8.54

(1)	Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

At March 8, 2005, the closing price of equity shares on the NSE was Rs. 398.95 equivalent to US$ 9.15 per equity share (US$ 18.31 per ADS on an imputed basis) translated at the noon buying rate of Rs. 43.58 per US$ 1.00 on March 8, 2005.

At February 28, 2005, there were approximately 456,006 holders of record of equity shares, of which 106 had registered addresses in the United States and held an aggregate of approximately 102,490 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are currently listed on The Stock Exchange, Mumbai and the National Stock Exchange of India Limited.

At February 28, 2005, we had approximately 80 million ADSs, equivalent to 160 million equity shares, outstanding. At this date, there were 87 record holders of our ADSs, 85 of which have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Fourth Quarter (from March 28, 2000)	US$	15.38	US$	14.38
Annual prices:
Fiscal 2001		18.75		4.62
Fiscal 2002		7.50		2.70
Fiscal 2003		8.26		4.84
Fiscal 2004		18.33		5.27
Quarterly prices:
Fiscal 2003:
First Quarter		8.26		4.99
Second Quarter		7.34		5.50
Third Quarter		7.00		4.84
Fourth Quarter		7.13		6.10
Fiscal 2004:
First Quarter		7.27		5.27
Second Quarter		10.56		7.23
Third Quarter		17.91		10.90
Fourth Quarter		18.33		13.50
Fiscal 2005:
First Quarter		17.25		11.57
Second Quarter		13.91		11.25
Third Quarter		20.45		13.76
Fourth Quarter (through March 8, 2005)		22.65		18.27
Monthly prices:
July 2004		13.02		11.25
August 2004		13.55		11.99
September 2004		13.91		12.20
October 2004		15.76		13.76
November 2004		18.85		15.55
December 2004		20.45		18.61
January 2005		19.77		18.27
February 2005		22.65		20.20
March 2005 (through March 8, 2005)		22.50		20.88

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004 prepared in accordance with US GAAP in Indian rupees and, for convenience, in US dollars:

	As of December 31, 2004
	(Rupees in millions)		(US dollars in millions)
Indebtedness:
Short-term liabilities(1)
Deposits (2)	Rs.	710,867	US$	16,429
Short-term borrowings		98,375		2,274
Long-term debt maturing within one year		71,527		1,653

Total short-term liabilities		880,769		20,356

Long-term liabilities
Deposits		118,031		2,728
Long-term debt, net of current maturities		282,073		6,519

Total long-term liabilities		400,104		9,247

Total indebtedness		1,280,873		29,602

Stockholders’ equity:
Common stock(3)		7,359		170
Additional paid-in capital		96,686		2,234
Retained earnings		17,302		400
Deferred compensation		(74)		(2)
Other comprehensive income(4)		1,450		34

Total stockholders’ equity		122,723		2,836

Total capitalization	Rs.	1,403,596	US$	32,438

(1)	Short-term liabilities have residual maturity of less than one year while long-term liabilities have residual maturity of one year and more.

(2)	Includes current and savings deposits that have no contractual maturity.

(3)	Common stock at Rs. 10 par value; 1,550,000,000 shares authorized as of December 31, 2004; 735,928,149 shares issued and outstanding as of December 31, 2004.

(4)	Represents unrealized gains and losses on marketable equity securities and debt securities available for sale.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

During fiscal 2005 (through March 8, 2005), the rupee has depreciated against the dollar by 0.4%. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.

Fiscal Year	Period End	(1)	Average	(1)(2)
1999	42.50		42.27
2000	43.65		43.46
2001	46.85		45.88
2002	48.83		47.81
2003	47.53		48.36
2004	43.40		45.78
2005 (through March 8, 2005)	43.58		44.87

Month	High		Low
July 2004	46.45		45.66
August 2004	46.40		46.21
September 2004	46.35		45.81
October 2004	45.87		45.30
November 2004	45.40		44.47
December 2004	44.52		43.27
January 2005	43.82		43.35
February 2005	43.73		43.28
March 2005 (through March 8, 2005)	43.64		43.58

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

See also the section “Exchange Rates” in our annual report on Form 20-F for the fiscal year ended March 31, 2004 which is incorporated by reference into this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our summary financial and operating data on a consolidated basis. The summary date for the annual periods contained herein have been derived from our audited consolidated financial statements as of and for each of the five years ended March 31, 2004. The summary data for the nine months ended and at December 31, 2004 and December 31, 2003 have been derived from our unaudited consolidated financial statements, prepared in accordance with generally accepted accounting principles applicable in the United States, or US GAAP, and included in this prospectus. Our consolidated financial statements for fiscal 2004 and fiscal 2003 including our consolidated statement of operations, consolidated statement of cash flows and consolidated statement of stockholders’ equity and other comprehensive income for the year ended March 31, 2002, included in our annual report on Form 20-F for the fiscal year ended March 31, 2004 were audited by KPMG LLP, UK, an independent registered public accounting firm and are incorporated by reference into this prospectus together with the reports of KPMG LLP, UK.

You should read the following data with the more detailed information contained in “Operating and Financial Review and Prospects” included elsewhere in this prospectus and our consolidated financial statements and the related notes included elsewhere and incorporated by reference in this prospectus. Historical results do not necessarily predict the results in the future.

	Year ended March 31,										Nine months ended December 31,
	2000		2001		2002		2003		2004		2003		2004		2004(1)
											(Unaudited)
	(in millions, except per common share data)
Selected income statement data:
Interest income	Rs.	79,296	Rs.	79,759	Rs.	78,600	Rs.	97,714	Rs.	90,688	Rs.	67,619	Rs.	66,576	US$	1,539
Interest expense		(67,492)		(67,893)		(69,520)		(83,208)		(72,375)		(54,720)		(49,742)		1,150

Net interest income		11,804		11,866		9,080		14,506		18,313		12,899		16,834		389
Dividends		1,502		345		267		389		431		271		237		5

Net interest income, including dividends		13,306		12,211		9,347		14,895		18,744		13,170		17,071		394
Provisions for loan losses		(6,363)		(9,892)		(9,743)		(19,649)		(20,055)		(15,289)		(8,504)		(197)

Net interest income/(loss), including dividends, after provisions for loan losses		6,943		2,319		(396)		(4,754)		(1,311)		(2,119)		8,567		197
Non-interest income		9,815		9,243		8,148		13,253		36,678		25,637		23,493		543

Net revenue		16,758		11,562		7,752		8,499		35,367		23,518		32,060		740
Non-interest expense		(5,302)		(5,479)		(7,596)		(18,609)		(27,101)		(20,138)		(23,895)		(552)
Equity in earnings/(loss) of affiliates		20		735		294		(958)		(1,437)		(336)		(1,254)		(29)
Minority interest		(361)		1		83		24		28		10		(2)		–

Income/(loss) before income taxes and cumulative effect of accounting changes		11,115		6,819		533		(11,044)		6,857		3,054		6,909		159
Income tax (expense)/benefit		(2,033)		(189)		(251)		3,061		(1,638)		(730)		(1,658)		(38)

Income/(loss) before cumulative effect of accounting changes, net of tax		9,082		6,630		282		(7,983)		5,219		2,324		5,251		121
Cumulative effect of accounting changes, net of tax(2)		249		–		1,265		–		–		–		–		–

Net income/(loss)	Rs.	9,331	Rs.	6,630	Rs.	1,547	Rs.	(7,983)	Rs.	5,219	Rs.	2,324	Rs.	5,251	US$	121
Per common share(3)
Net income/(loss) from continuing operations - Basic(4)	Rs.	28.90	Rs.	16.88	Rs.	3.94	Rs.	(14.18)	Rs.	8.50	Rs.	3.79	Rs.	7.24	US$	0.17
Net income/(loss) from continuing operations - Diluted(5)		27.54		16.81		3.94		(14.18)		Rs. 8.43		Rs. 3.76		7.19		0.17
Dividends(6)		11.00		11.00		22.00		–		7.50		7.50		7.50		0.17
Book value		180.58		193.35		181.70		150.42		153.35		151.97		166.76		3.85
Common shares outstanding at end of period (in millions of common shares)		393		393		393		613		616		615		736		–

	Year ended March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004	2004(1)
						(Unaudited)
	(in millions, except per common share data)
Selected income statement data:
Weighted average common shares outstanding - Basic (in millions of common shares)	323	393	393	563	614	614	725	–
Weighted average common shares outstanding - Diluted (in millions of common shares)	344	393	393	563	619	619	731	–

(1)	Rupee amounts for the nine months ended December 31, 2004 have been translated into US dollars using the noon buying rate of Rs. 43.27 = US$ 1.00 in effect on December 31, 2004.

(2)	In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as goodwill. SFAS No. 141 specifies that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce need not be accounted separately. The excess of the fair value of the net assets over the cost of acquired entity is allocated pro rata to specified non-financial assets and remaining excess, if any, is recognized as an extraordinary gain. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1.3 billion (US$ 29 million) relating to the excess of the fair value of assets acquired over the cost of acquisition of ICICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, was written-off and recognized as the effect of a change in the accounting principle.

(3)	For fiscal years 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which the shareholders of ICICI were issued shares of ICICI Bank, number of shares has been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002.

(4)	Represents net income/(loss) before dilutive impact.

(5)	Represents net income/(loss) adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments. For the purpose of calculating diluted earnings per share, the net income was adjusted for interest (after tax) on convertible instruments only for fiscal 2000, as the convertible bonds were almost entirely converted/redeemed in fiscal 2001. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. Options to purchase 2,546,675, 7,015,800, 12,610,275 and 1,098,225 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 81.3, Rs. 154.7 and Rs. 266.6 were outstanding in fiscal 2001, 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive. Options to purchase 1,189,450 and 7,271,375 equity shares granted to employees at a weighted average exercise price of Rs. 266.58 and Rs. 300.1 were outstanding in the nine months ended December 31, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(6)	We declared a dividend of Rs. 7.50 per equity share for fiscal 2003, which was paid in August 2003, i.e. in the nine months ended December 31, 2003. We declared a dividend of Rs. 7.50 per equity share for fiscal 2004, which was paid out in September 2004, i.e. in the nine months ended December 31, 2004. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, dividend was US$ 0.17 per equity share in fiscal 2004.

(7)	Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period (percentages for the nine months ended December 31, 2003 and December 31, 2004 are annualized).

	Year ended March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004
						(Unaudited)
Selected income statement data:
Interest income	11.23%	11.29%	10.53%	8.63%	7.14%	7.28%	6.08%
Interest expense	(9.56)	(9.61)	(9.31)	(7.35)	(5.70)	(5.89)	(4.54)

Net interest income	1.67	1.68	1.22	1.28	1.44	1.39	1.54
Dividends	0.21	0.05	0.04	0.03	0.03	0.03	0.02

Net interest income, including dividends	1.88	1.73	1.25	1.32	1.48	1.42	1.56
Provisions for loan losses	(0.90)	(1.40)	(1.31)	(1.73)	(1.58)	(1.65)	(0.78)

Net interest income/(loss), including dividends, after provisions for loan losses	0.98	0.33	(0.05)	(0.42)	(0.10)	(0.23)	0.78
Non-interest income	1.39	1.31	1.09	1.17	2.89	2.76	2.14

Net revenue	2.37	1.64	1.04	0.75	2.79	2.53	2.92
Non-interest expense	(0.75)	(0.78)	(1.02)	(1.64)	(2.13)	(2.17)	(2.18)
Equity in earnings/(loss) of affiliates	0.00	0.10	0.04	(0.08)	(0.11)	(0.04)	(0.11)
Minority interest	(0.05)	0.00	0.01	0.00	0.00	0.00	0.00

Income/(loss) before income taxes and cumulative effect of accounting changes	1.57	0.97	0.07	(0.98)	0.54	0.32	0.63
Income tax (expense)/benefit	(0.29)	(0.03)	(0.03)	0.27	(0.13)	(0.08)	(0.15)

Income/(loss) before cumulative effect of accounting changes, net of tax	1.28	0.94	0.04	(0.70)	0.41	0.24	0.48
Cumulative effect of accounting changes, net of tax	0.04	–	0.17	–	–	–	–

Net income/(loss)	1.32%	0.94%	0.21%	(0.70)%	0.41%	0.24%	0.48%

	At March 31,										Nine months ended December 31,
	2000		2001		2002		2003		2004		2003		2004		2004(1)
											(Unaudited)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	774,279	Rs.	739,892	Rs.	743,362	Rs.	1,180,263	Rs.	1,409,131	Rs.	1,287,802	Rs.	1,634,697	US$	37,780
Securities		18,871		18,861		60,046		280,621		310,368		317,512		358,973		8,296
Loans, net(2)		561,448		602,023		523,601		630,421		728,520		660,159		856,597		19,797
Troubled debt restructuring restructured loans), net		10,795		32,309		77,366		122,659		121,417		153,275		102,940		2,379
Other impaired loans, net		24,240		20,081		33,187		55,319		28,764		36,847		20,430		472
Total liabilities		699,073		663,829		671,754		1,087,926		1,313,556		1,193,550		1,510,872		34,919
Long-term debt		436,320		492,882		511,458		400,812		373,449		373,854		353,600		8,172
Deposits		96,682		6,072		7,380		491,290		684,955		613,047		828,898		19,156
Redeemable preferred stock(3)		10,207		698		772		853		944		921		1,019		24
Stockholders’ equity		70,908		75,927		71,348		92,213		94,525		93,494		122,723		2,836
Common stock		3,916		3,924		3,922		6,127		6,164		6,153		7,359		170
Period average(4):
Total assets		706,066		706,343		746,330		1,132,638		1,269,638		1,233,134		1,454,166		33,607
Interest-earning assets		612,452		615,164		641,141		924,573		1,017,009		988,968		1,143,372		26,424
Loans, net(2)		513,421		570,989		591,398		606,496		662,752		644,223		767,248		17,732
Total liabilities(5)		650,794		631,324		670,750		1,038,377		1,173,961		1,138,784		1,333,794		30,825
Interest-bearing liabilities		583,609		576,474		613,401		905,226		977,941		955,463		1,074,317		24,828
Long-term debt		436,718		462,916		504,103		455,347		382,674		384,922		373,637		8,635
Stockholders’ equity	Rs.	55,272	Rs.	75,019	Rs.	75,580	Rs.	94,261	Rs.	95,678		94,350		120,372		2,782
Profitability (6):
Net income/(loss) as a percentage of:
Average total assets		1.32%		0.94%		0.21%		(0.70)%		0.41%		0.25%		0.48%		–
Average stockholders’ equity		16.88		8.84		2.05		(8.47)		5.45		3.27		5.79		–

	At March 31,					Nine months ended December 31,
	2000	2001	2002	2003	2004	2003	2004	2004(1)
						(Unaudited)
	(in millions, except percentages)
Average stockholders’ equity (including redeemable preferred stock(7)	15.95	8.89	2.12	(8.31)	5.50	3.33	5.83	–
Dividend payout ratio(8)	28.3	52.90	635.20	–	88.10	197.87	104.89	–
Spread(9)	1.38	1.19	0.93	1.38	1.52	1.47	1.58	–
Net interest margin(10)	1.93	1.93	1.42	1.57	1.80	1.73	1.95	–
Cost-to-income ratio(11)	22.93	25.54	43.42	66.11	48.90	51.89	58.91	–
Cost-to-average assets ratio(12)	0.75	0.78	1.02	1.64	2.13	2.17	2.18	–
Capital:								–
Average shareholders’ equity as a percentage of average total assets	7.83	10.62	10.13	8.32	7.54	7.65	8.28	–
Average stockholders’ equity (including redeemable preferred stock) as a percentage of average total assets(13)	9.30	10.95	10.23	8.39	7.61	7.72	8.35	–

	At or for the year ended March 31,					At or for the nine months ended December 31,
	2000	2001	2002	2003	2004	2004(14)
						(Unaudited)
	(in percentages)
Asset quality:
Net restructured loans as a percentage of net loans	1.92%	5.37%	14.78%	19.45%	16.67%	12.02%
Net other impaired loans as a percentage of net loans	4.32	3.34	6.34	8.77	3.95	2.39
Allowance for loan losses on restructured loans as a percentage of gross restructured loans	41.79	26.03	18.64	16.78	25.23	32.42
Allowance for loan losses on other impaired loans as a percentage of gross impaired loans	52.07	51.89	34.61	33.48	42.74	47.52
Allowance for loan losses as a percentage of gross loans	5.72	5.20	6.54	7.92	8.40	7.92

(1)	Rupee amounts at December 31, 2004 have been translated into US dollars using the noon buying rate of Rs. 43.27 = US$ 1.00 in effect at December 31, 2004.

(2)	Net of allowance for loan losses, security deposits and unearned income in respect of restructured and other impaired loans and allowances for loans not specifically identified as restructured or other impaired loan.

(3)	ICICI had issued preferred stock redeemable at face value after 20 years. Banks in India are not currently allowed to issue preferred stock. However, we are currently exempt from this restriction.

(4)	For the nine months ended December 31, 2003, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September and December of that year. For the nine months ended December 31, 2004, the average balances (except for deposits and government of India securities) are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, and December of that year. The average balances of deposits and government of India securities are the average of the daily balances outstanding during the period. For fiscal years 2000, 2002, 2003 and 2004, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. For fiscal 2001, due to deconsolidation of ICICI Bank, the average balances are calculated as the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.

(5)	Represents the average of the quarterly balance of total liabilities and minority interest.

(6)	Profitability data for the nine months ended December 31, 2003 and December 31, 2004 is annualized.

(7)	Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders’ equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.

(8)	Represents the ratio of total dividends paid on common stock, exclusive of dividend distribution tax, as a percentage of net income.

(9)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(10)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(11)	Represents the ratio of non-interest expense to the sum of net interest income, dividend and non-interest income.

(12)	Represents the ratio of non-interest expense to average total assets.

(13)	ICICI Bank’s capital adequacy is computed in accordance with the Reserve Bank of India’s guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At December 31, 2004, ICICI Bank’s total capital adequacy ratio was 13.50% with a Tier 1 capital adequacy ratio of 8.62% and a Tier 2 capital adequacy ratio of 4.88%.

(14)	Percentages for the nine months ended December 31, 2004 are not annualized.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim consolidated financial statements included elsewhere in this prospectus and our audited consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. The following discussion is based on our unaudited interim financial statements and our audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP.

Indian Economy and Banking Sector

The rate of GDP growth was 7.0% in the first six months of fiscal 2005. In the same period, industry and services sectors grew by 8.2% and 8.4% respectively while agriculture grew by 1.5%. According to a World Bank study, the Indian economy was the fourth largest in the world on a purchasing power parity basis in 2003.

During fiscal 2005 to date, there has been an increase in inflationary trends in India, with the average annual rate of inflation measured by the Wholesale Price Index rising significantly during the second quarter before moderating more recently. The average annual rate of inflation measured by the Wholesale Price Index was 6.7% in fiscal 2005 (through February 19, 2005), with the year-on-year rate of inflation peaking at 8.74% for the week ended August 28, 2004. The year-on-year rate of inflation for the week ended February 19, 2005 was 4.8%. These inflationary trends were primarily due to the increase in international crude oil prices as well as prices of certain commodities. Given that India imports approximately 70.0% of its requirements of crude oil which constituted approximately 26.7% of total imports in fiscal 2004 and 29.2% of total imports from April through December 2004, an increase in international crude oil prices affects the Indian economy. The average annual rate of inflation measured by the Consumer Price Index for industrial workers was 4.2% for November 2004. In addition, during fiscal 2005 (through January 24, 2005), the rupee depreciated against the US dollar by 0.8%. Foreign exchange reserves were US$ 129.4 billion at January 14, 2005.

The impact of these and other factors and the overall growth in industry, agriculture and services will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

During fiscal 2005 (through February 18, 2005), deposits of scheduled commercial banks grew by 11.9 % and bank credit of scheduled commercial banks grew by 21.7% (not including the impact of the conversion of Industrial Development Bank of India into a scheduled commercial bank in October 2004).

In September 2004, the Reserve Bank of India indicated a tightening of monetary policy through an increase in the cash reserve ratio, in response to an increase in the rate of inflation. In October 2004, in its mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India increased the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction or between a bank and the Reserve Bank of India) by 0.25% to 4.75%. The bank rate, however, was kept unchanged at 6.0%. The Reserve Bank of India also increased the risk weight for housing loans from 50.0% to 75.0% and for consumer credit, including personal loans and credit cards, from 100.0% to 125.0%, as a temporary counter-cyclical measure given the rapid growth in these segments. The inflationary trends in fiscal 2005 have resulted in an increase in benchmark secondary market yields on government securities and an increase in lending and deposit rates of banks. The yield on 10-year government of India securities increased from 5.1% at March 31, 2004 to a high of 7.3% at November 8, 2004 before declining to 6.6% at March 4, 2005.

Results of Operations

From fiscal 2002, we have experienced major changes and developments in our business and strategy. An understanding of these events and developments is necessary for an understanding of the discussion and analysis that follows. These changes are reflected in our financial statements in connection with or since the amalgamation of ICICI Limited into ICICI Bank. The first change reflects the impact of our history upon our average cost of funds. ICICI was a non-bank financial institution which funded itself primarily in the wholesale debt markets and had a higher cost of funding relative to banks in India. Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio under Section 24 of the Indian Banking Regulation Act, 1949 and the cash reserve ratio under Section 42 of the Reserve Bank of India Act, 1934. The statutory liquidity ratio is required to be maintained in the form of government of India securities and other approved securities, currently a minimum of 25.0% of our net demand and time liabilities. The cash reserve ratio has to be maintained in the form of cash balances with the Reserve Bank of India, which has increased the cash reserve ratio from 4.50% to 4.75% of our net demand and time liabilities, excluding inter-bank deposits, effective September 18, 2004 and to 5.00% effective October 2, 2004. While we have benefited from the lower cost of funding as a bank as compared to ICICI as a non-bank financial institution, the imposition of the statutory liquidity ratio and the cash reserve ratio on the higher cost liabilities of ICICI (which were not originally subject to these requirements) have impacted our spread. As the average yield on investments in government of India securities and cash balances maintained with the Reserve Bank of India is typically lower than the yield on other interest-earning assets, our net interest margin has been adversely impacted. As a result, our net interest margin has been and is expected to continue to be lower than other banks in India until we repay the borrowings of ICICI. We are expanding our deposit base and changing the mix of our liabilities away from the legacy ICICI liabilities towards the lower average cost deposits. The increase in investment in government securities has substantially increased our exposure to market risk. In a declining interest rate environment, we made gains on sale of government securities. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations.

Another key change reflects the implementation of our strategy to grow our retail loan portfolio. The results of our implementation of this strategy can be seen in the rapid growth in the retail loan portfolio. While we cannot guarantee that growth will continue at the same rate, we see continued significant demand for retail loans.

Long-term project finance was a major proportion of ICICI’s asset portfolio and continues to be a significant portion of our loan portfolio, though we have diversified our lending towards retail loans and working capital financing. Over the past several years, we and ICICI experienced a high level of impaired loans in our loan portfolio as a result of downturn in certain global commodity markets, increased competition in India, the high level of debt in the financing of projects and capital structures of Indian companies and high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, as well as delays experienced in enforcement of collateral when borrowers defaulted on their obligations to us. Our loan portfolio includes loans to projects under implementation and there are risks and uncertainties associated with the timely completion and viability of these projects. Our retail loans have grown rapidly and the level of impaired loans in our retail portfolio could increase if there is a rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates in India.

In addition to the above, the directed lending norms of Reserve Bank of India require commercial banks to lend 40.0% of their net bank credit to specific sectors (known as priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of Reserve Bank of India’s approval to the amalgamation, we are required to maintain a total of 50.0% of our net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of our net bank credit. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments and funds for reckoning as priority sector advances also apply to us. See “Supervision and Regulation - Directed Lending - Priority Sector Lending” included elsewhere in this prospectus and “Business - Loan Portfolio - Directed Lending - Priority Sector Lending” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Consequences of Tsunami

The Tsunami wave which hit the east coast of India on December 26, 2004, while horrible in its human and emotional consequences, is not expected to have a material adverse impact on our results and financial operations as our operations are concentrated in other areas of the country and in other sectors of the Indian economy. See also “Risk Factors – Risks Relating to India – Natural calamities could have a negative impact on the Indian economy and could cause our business to suffer and the price of our equity shares and our ADSs to go down.” In response to the crisis, we decided to facilitate contributions to the relief effort through our branches and other channels, including by waiving transaction charges, and we donated Rs. 50 million to the Fund. In addition, our employees have made donations out of their salaries to aid the relief and rehabilitation efforts.

Average Balance Sheet

For the nine months ended December 31, 2003, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September and December of that year. For the nine months ended December 31, 2004, the average balances (except for deposits and government of India securities) are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, and December of that year. The average balances of deposits and government of India securities are the average of the daily balances outstanding during the period. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The amortized portion of loan origination fees (net of loan origination costs) was included in interest income on loans, representing an adjustment to the yield. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses. We did not recalculate tax-exempt income on a tax-equivalent basis because we believed that the effect of doing so would not be significant. Total interest income also includes other interest income, which is primarily interest on refund of income tax.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income. The average balances of loans include impaired loans and are net of allowance for loan losses.

	Nine months ended December 31,
	2003					2004
	Average Balance		Interest income/expense		Average yield/cost(1)	Average balance		Interest/income expense		Average yield/cost(1)
Assets:
Cash, cash equivalents and trading assets:
Rupee	Rs.	59,843	Rs.	3,048	6.76%	Rs.	56,159		2,448	5.79%
Foreign currency		9,072		112	1.63		32,071		294	1.22

Total cash, cash equivalents and trading assets		68,915		3,160	6.09		88,230		2,742	4.12
Securities—debt:
Rupee		275,544		12,032	5.80		287,692		11,045	5.10
Foreign currency		286		2	0.97		202		3	1.54

Total securities—debt		275,830		12,034	5.79		287,894		11,048	5.09
Loans, net:
Rupee		574,092		48,293	11.17		668,193		47,104	9.36
Foreign currency		70,131		3,143	5.95		99,055		4,395	5.89

Total loans, net		644,223		51,436	10.60		767,248		51,499	8.91
Other interest income		–		989					1,287
Interest-earning assets:
Rupee		909,479		64,362	9.39		1,012,044		61,884	8.12
Foreign currency		79,489		3,257	5.44		131,328		4,692	4.74

Total interest-earning assets		988,968		67,619	9.07		1,143,372		66,576	7.73
Securities—equity:
Rupee		26,924		271	1.34		26,762		237	1.18
Foreign currency		–		–	–		–		–	–

Total securities—equity		26,924		271	1.34		26,762		237	1.18
Earning assets:
Rupee		936,403		64,633	9.16		1,038,806		62,121	7.94
Foreign currency		79,489		3,257	5.44		131,328		4,692	4.74

Total earning assets		1,015,892		67,890	8.87		1,170,134		66,813	7.58
Cash and cash equivalents		52,779		–			70,460
Acceptances		47,098		–			84,252
Property and equipment		21,973		–			22,826
Other assets		95,392		–			106,494

Total non-earning assets		217,242		–			284,032

Total assets	Rs.	1,233,134	Rs.	67,890		Rs.	1,454,166	Rs.	66,813

	Nine months ended December 31,
	2003					2004
	Average Balance		Interest income/expense		Average yield/cost(1)	Average balance		Interest income/expense		Average yield/cost(1)
Savings account deposits:
Rupee	Rs.	50,144	Rs.	902	2.39%	Rs.	86,174		1,536	2.37%
Foreign currency		69		–	0.48		107		–	0.11

Total savings account deposits		50,213		902	2.38		86,281		1,536	2.36
Time deposits:
Rupee		437,307		21,410	6.50		498,783		20,902	5.56
Foreign currency		12,946		280	2.87		30,200		737	3.24

Total time deposits		450,253		21,690	6.39		528,983		21,639	5.43
Long-term debt:
Rupee		335,307		28,003	11.08		308,619		21,415	9.21
Foreign currency		49,615		1,333	3.57		65,018		2,130	4.35

Total long-term debt		384,922		29,336	10.12		373,637		23,545	8.36
Redeemable preferred stock		887		68	10.17		982		75	10.14
Trading account and other liabilities:
Rupee		51,406		2,504	6.47		52,824		2,572	6.46
Foreign currency		17,782		220	1.64		31,610		375	1.58

Total trading account and other liabilities		69,188		2,724	5.23		84,434		2,947	4.63
Interest-bearing liabilities:
Rupee		875,051		52,887	8.02		947,382		46,500	6.51
Foreign currency		80,412		1,833	3.03		126,935		3,242	3.39

Total interest-bearing liabilities		955,463		54,720	7.60		1,074,317		49,742	6.15
Non-interest-bearing deposits:
Rupee		48,805		–			81,771
Foreign currency		7		–			90

Total non-interest-bearing deposits		48,812		–			81,861
Other liabilities		134,509		–			177,616

Total non-interest-bearing liabilities		183,321		–			259,477
Total liabilities	Rs.	1,138,784	Rs.	54,720			1,333,794

Stockholders’ equity		Rs. 94,350		–			120,372

Total liabilities and stockholders’ equity	Rs.	1,233,134	Rs.	54,720		Rs.	1,454,166	Rs.	49,742

(1)	Average yield and average cost for the nine months ended December 31, 2003 and 2004 are annualized.

Analysis of changes in interest income and interest expense volume and rate analysis

The following table sets forth, for the periods indicated, the changes in the components of net interest income. The changes in net interest income between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes, which are due to both volume and rate, have been allocated solely to volume.

	Nine months ended December 31, 2004 vs. Nine months ended December 31, 2003
	Increase (decrease) due to
	Net change		Change in average volume		Change in average rate
	(in millions)
Interest Income :
Cash, cash equivalents and trading assets:
Rupee	Rs.	(600)	Rs.	(160)	Rs.	(440)
Foreign currency		182		211		(29)

Total cash, cash equivalents and trading Assets		(418)		51		(469)
Securities:
Rupee		(987)		466		(1,453)
Foreign currency		1		(1)		2

Total securities		(986)		465		(1,451)
Loans:
Rupee		(1,189)		6,634		(7,823)
Foreign currency		1,252		1,284		(32)

Total loans		63		7,918		(7,855)
Other interest income		298		298		–

Total interest income:
Rupee		(2478)		7,238		(9,716)
Foreign currency		1,435		1,494		(59)

Total interest income	Rs.	(1,043)	Rs.	8,732	Rs.	(9,775)
Interest expense:
Savings account deposits:
Rupee	Rs.	634	Rs.	642		(8)
Foreign currency		–		–		–

Total savings account deposits	Rs.	634	Rs.	642	Rs.	(8)
Time deposits:
Rupee		(508)		2,577		(3,085)
Foreign currency		457		421		36

Total time deposits		(51)		2,998		(3,049)
Long-term debt:
Rupee		(6,588)		(1,853)		(4,735)
Foreign currency		797		505		292

Total long-term debt		(5,791)		(1,348)		(4,443)
Redeemable preferred stock(1)		7		7		–
Trading account and other liabilities:
Rupee		68		69		(1)
Foreign currency		155		163		(8)

Total trading account and other liabilities		223		232		(9)
Total interest expense:
Rupee		(6,387)		1,442		(7,829)
Foreign currency		1,409		1,089		320

Total interest expense	Rs.	(4,978)	Rs.	2,531	Rs.	(7,509)

	Nine months ended December 31, 2004 vs. Nine months ended December 31, 2003
	Increase (decrease) due to
	Net change		Change in average volume		Change in average rate
	(in millions)
Net interest income:
Rupee		3,909		5,796		(1,887)
Foreign currency		26		405		(379)

Total net interest income	Rs.	3,935	Rs.	6,201	Rs.	(2,266)

(1)	Banks in India are not allowed to issue preferred stock. However, we have been currently exempted from this restriction.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year Ended March 31						Nine months ended December 31
	2002		2003		2004		2003	2004
Interest income	Rs.	78,600	Rs.	97,714	Rs.	90,688	67,619	66,576
Average interest-earning assets		641,141		924,573		1,017,009	988,968	1,143,372
Interest expense		69,520		83,208		72,375	54,720	49,742
Average interest-bearing liabilities		613,401		905,226		977,941	955,463	1,074,317
Average total assets		746,330		1,132,638		1,269,638	1,233,134	1,454,166
Average interest-earning assets as a percentage of average total assets		85.91%		81.63%		80.10%	80.20%	78.63%
Average interest-bearing liabilities as a percentage of average total assets		82.19		79.92		77.03	77.48	73.88
Average interest-earning assets as a percentage of average interest-bearing liabilities		104.52		102.14		103.99	103.51	106.43

Yield(1)		12.26		10.57		8.92	9.07	7.73
Rupee		12.98		11.06		9.19	9.39	8.12
Foreign currency		7.17		5.42		5.73	5.44	4.74

Cost of funds(1)		11.33		9.19		7.40	7.60	6.15
Rupee		12.26		9.82		7.83	8.02	6.51
Foreign currency		6.34		3.59		3.03	3.03	3.39

Spread (1) (2)		0.93		1.38		1.52	1.47	1.58
Rupee		0.72		1.24		1.36	1.37	1.61
Foreign currency		0.84		1.84		2.69	2.41	1.35

Net interest margin (1) (3)		1.42		1.57		1.80	1.73	1.95
Rupee		1.69		1.59		1.74	1.67	2.02
Foreign currency		-0.48		1.35		2.45	2.38	1.46

(1)	Yield, cost of funds, spread and net interest margin are annualized for the nine months ended December 31, 2003 and 2004.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Summary for the nine months ended December 31, 2004, compared to the nine months ended December 31, 2003

Net income amounted to Rs. 5.3 billion (US$ 121 million) for the nine months ended December 31, 2004 compared to Rs. 2.3 billion (US$ 54 million) for the nine months ended December 31, 2003, primarily due to a 30.5% increase in net interest income (excluding dividends) before provisions for loan losses to Rs. 16.8 billion (US$ 389 million) for the nine months ended December 31, 2004 from Rs. 12.9 billion (US$ 298 million) for the nine months ended December 31, 2003 and a 44.4% decrease in provisions for loan losses to Rs. 8.5 billion (US$ 197 million) for the nine months ended December 31, 2004 from Rs. 15.3 billion (US$ 353 million) for the nine months ended December 31, 2003.

•	Net interest income (excluding dividends) before provisions for loan losses increased 30.5% to Rs. 16.8 billion (US$ 389 million) for the nine months ended December 31, 2004 from Rs. 12.9 billion (US$ 298 million) for the nine months ended December 31, 2003, reflecting an increase of 15.6% in the average volume of interest-earning assets and increase in net interest margin by 22 basis points.

•	Non-interest income decreased by 8.4% for the nine months ended December 31, 2004 to Rs. 23.5 billion (US$ 543 million) from Rs. 25.6 billion (US$ 592 million) for the nine months ended December 31, 2003, primarily due to decrease in trading account revenue and decrease in gains from securities transactions offset by an increase in income from fees, commission and brokerage.

•	Non-interest expense increased 18.7% for the nine months ended December 31, 2004 to Rs. 23.9 billion (US$ 552 million) from Rs. 20.1 billion (US$ 465 million) for the nine months ended December 31, 2003, primarily due to 39.3% increase in salary expenses and 36.5% increase in administration expenses.

•	Provisions for loan losses decreased 44.4% to Rs. 8.5 billion (US$ 197 million) for the nine months ended December 31, 2004 from Rs. 15.3 billion (US$ 353 million) for the nine months ended December 31, 2003 primarily due to lower additions to gross restructured and other impaired loans.

•	Gross restructured loans decreased 6.2% to Rs. 152.3 billion (US$ 3.5 billion) at December 31, 2004 from Rs. 162.4 billion (US$ 3.8 billion) at year-end fiscal 2004. Gross other impaired loans decreased 22.5% to Rs. 38.9 billion (US$ 900 million) at December 31, 2004 from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004.

•	Total assets increased 16.0% to Rs. 1,634.7 billion (US$ 37.8 billion) at December 31, 2004 compared to Rs. 1,409.1 billion (US$ 32.6 billion) at year-end fiscal 2004.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

	Nine months ended December 31,
	2003		2004		2004		2004/2003 % change
	(in millions, except percentages)
Interest income	Rs.	67,619	Rs.	66,576	US$	1,539	(1.5)%
Interest expense		(54,720)		(49,742)		(1,150)	(9.1)

Net interest income, excluding income from dividends	Rs.	12,899	Rs.	16,834	US$	389	30.5%

Net interest income increased 30.5% to Rs. 16.8 billion (US$ 389 million) for the nine months ended December 31, 2004 from Rs. 12.9 billion (US$ 298 million) for the nine months ended December 31, 2003 reflecting mainly the following:

•	an increase of Rs. 102.6 billion (US$ 2.4 billion) or 11.3% in the average volume of interest-earning rupee assets;

•	an increase of Rs. 51.8 billion (US$ 1.2 billion) or 65.2% in the average volume of interest-earning foreign currency assets;

•	an increase of 35 basis points in rupee net interest margin to 2.0% for the nine months ended December 31, 2004 from 1.7% for the nine months ended December 31, 2003; and

•	a decrease of 92 basis points in foreign currency net interest margin to 1.5% for the nine months ended December 31, 2004 from 2.4% for the nine months ended December 31, 2003.

The average volume of interest-earning rupee assets increased by 11.3% or Rs. 102.6 billion (US$ 2.4 billion) to Rs. 1,012.0 billion (US$ 23.4 billion) for the nine months ended December 31, 2004 from Rs. 909.5 billion (US$ 21.0 billion) for the nine months ended December 31, 2003, primarily due to the increase in the volume of loans. The average volume of loans increased by 19.1% to Rs. 767.2 billion (US$ 17.7 billion) for the nine months ended December 31, 2004 from Rs. 644.2 billion (US$ 14.9 billion) for the nine months ended December 31, 2003. The average volume of rupee loans increased by 16.4% or Rs. 94.1 billion (US$ 2.2 billion) to Rs. 668.2 billion (US$ 15.4 billion) for the nine months ended December 31, 2004 from Rs. 574.1 billion (US$ 13.3 billion) for the nine months ended December 31, 2003. This increase in average loans was primarily due to increased disbursements of retail finance loans offset, in part, by sell-down/securitization and repayments of loans. The average volume of foreign currency loans increased 41.2% to Rs. 99.1 billion (US$ 2.3 billion) for the nine months ended December 31, 2004 from Rs. 70.1 billion (US$ 1.6 billion) for the nine months ended December 31, 2003.

Our gross loans increased 17.0% to Rs. 930.3 billion (US$ 21.5 billion) at December 31, 2004, from Rs. 795.3 billion (US$ 18.4 billion) at year-end fiscal 2004, primarily due to the increase in gross consumer loans and credit card receivables. Gross rupee loans at December 31, 2004 increased 14.7% to Rs. 809.6 billion (US$ 18.7 billion) compared to Rs. 705.7 billion (US$ 16.3 billion) at year-end fiscal 2004. Gross consumer loans and credit card receivables at December 31, 2004 increased 42.2% to Rs. 443.6 billion (US$ 10.3 billion) from Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004, driven by the growth in the consumer credit market and our continued strategic focus on this area. Our project and corporate finance and working capital finance loans increased 9.5% to Rs. 438.2 billion (US$ 10.1 billion) at December 31, 2004 compared to Rs. 400.2 billion (US$ 9.2 billion) at year-end fiscal 2004, in view of repayments of the existing project finance portfolio and limited new lending to corporate clients. Gross foreign currency loans at December 31, 2004 increased 34.7% to Rs. 120.7 billion (US$ 2.8 billion) compared to Rs. 89.6 billion (US$ 2.1 billion) at year-end fiscal 2004 primarily due to increase in loans outstanding at our branch in Singapore and subsidiary in the United Kingdom.

The average volume of cash, cash equivalents and trading account assets increased by 28.0% to Rs. 88.2 billion (US$ 2.0 billion) for the nine months ended December 31, 2004 from Rs. 68.9 billion (US$ 1.6 billion) for the nine months ended December 31, 2003. Trading account assets decreased by Rs. 59.9 billion (US$ 1.4 billion) to Rs. 15.3 billion (US$ 353 million) at December 31, 2004, from Rs. 75.2 billion (US$ 1.7 billion) at year-end fiscal 2004 primarily due to reduction in trading activity due to unfavorable conditions in the fixed income markets.

Total interest income (excluding dividend) decreased 1.5 % to Rs. 66.6 billion (US$ 1.5 billion) for the nine months ended December 31, 2004 from Rs. 67.6 billion (US$ 1.6 billion) for the nine months ended December 31, 2003 primarily due to a decline of 127 basis points in the yield on interest-earning rupee assets, off-set, in part, by an increase of 11.3% in the average interest- earning rupee assets to Rs. 1,012.0 billion (US$ 23.4 billion) for the nine months ended December 31, 2004 from Rs. 909.5 billion (US$ 21.0 billion) for the nine months ended December 31, 2003. The yield on interest-earning rupee assets decreased 127 basis points to 8.1% for the nine months ended December 31, 2004 from 9.4% for the nine months ended December 31, 2003 primarily due to a decline in the yield on loans. There was a decline of 169 basis points in the yield on loans from 10.6% for the nine months ended December 31, 2003 to 8.9% for the nine months ended December 31, 2004 primarily due to origination of new loans at lower rates and the decline in our cost of funding, and a reduction in higher yield loans.

Total interest expense decreased 9.1% to Rs. 49.7 billion (US$ 1.2 billion) for the nine months ended December 31, 2004 from Rs. 54.7 billion (US$ 1.3 billion) for the nine months ended December 31, 2003 primarily due to a decline of 145 basis points in the cost of liabilities off-set, in part by 12.4% increase in average interest bearing liabilities to Rs. 1,074.3 billion (US$ 24.8 billion) for the nine months ended December 31, 2004 from Rs. 955.5 billion (US$ 22.1 billion) for the nine months ended December 31, 2003. The average cost of rupee liabilities decreased 151 basis points to 6.5% for the nine months ended December 31, 2004 from 8.0% for the nine months ended December 31, 2003 primarily due to repayment of high cost borrowings. Average deposits, with an average cost of 4.4% for the nine months ended December 31, 2004, constituted 64.9% of total average interest-bearing liabilities compared to 57.5% of the total average interest-bearing liabilities with an average cost of 5.5% for the nine months ended December 31, 2003. While the average cost of long-term rupee debt decreased to 9.2% from 11.1%, the average cost of short-term rupee borrowings remained at the same level of 6.5% for the nine months ended December 31, 2004 compared to the nine months ended December 31, 2003. The average cost of foreign currency liabilities increased to 3.4% for the nine months ended December 31, 2004 from 3.0% for the nine months ended December 31, 2004. The foreign currency spread decreased 106 basis points to 1.4% for the nine months ended December 31, 2004 from 2.4% for the nine months ended December 31, 2003. The yield on the Company’s interest-earning foreign currency assets decreased to 4.7% for the nine months ended December 31, 2004 from 5.4% for the nine months ended December 31, 2003.

The net interest margin increased by 22 basis points to 2.0% for the nine months ended December 31, 2004 from 1.7% for the nine months ended December 31, 2003 as rupee net interest margin increased by 35 basis points and foreign currency net interest margin decreased by 92 basis points. A 1.5% decline in the cost of funds was offset, in part, by a 1.3% decline in the yield on average interest-earning assets. While our margin has increased, it still continues to be lower than that of other banks in India primarily due to maintenance of statutory liquidity ratio and cash reserve ratio on ICICI’s liabilities, which were not subject to these ratios prior to the amalgamation. The average cost of our total deposits, including non-interest bearing deposits, was 4.4% for the nine months ended December 31, 2004 compared to 5.5% for the nine months ended December 31, 2003. While our cost of deposits is in line with the cost of deposits of other banks in India, our total cost of funding is higher compared to other banks in India as a result of the higher-cost borrowings of ICICI.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Nine months ended December 31,
	2003		2004		2004		2004/2003 % change
	(in millions, except percentages)
Fees, commission and brokerage	Rs.	6,024	Rs.	12,086	US$	279	100.6%
Trading account revenue (1)		3,783		(1,119)		(26)	(129.6)
Securities transactions (2)		8,696		3,413		79	(60.8)
Foreign exchange transactions (3)		1,244		1,611		37	29.5
Gain on sale of loans		3,370		3,841		89	14.0
Software development and services		753		1,094		25	45.3
Profit on sale of certain premises and equipment		338		(63)		(1)	(118.6)
Other income		1,429		2,630		61	84.0

Total non-interest income	Rs.	25,637	Rs.	23,493	US$	543	(8.4)

(1)	Primarily reflects income from trading in government of India securities and corporate debt securities.

(2)	Primarily reflects capital gains/(losses) realized on the sale of securities, including fixed income and equity, venture capital investments and revenues from investment banking subsidiary less other than temporary diminution.

(3)	Arises primarily from purchase and sale of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts.

Non-interest income decreased by 8.4% for the nine months ended December 31, 2004 to Rs. 23.5 billion (US$ 543 million), from Rs. 25.6 billion (US$ 592 million) for the nine months ended December 31, 2003 primarily due to decrease in trading account revenue and income on securities transactions, offset by an increase in income from fees, commission and brokerage.

Fees, commission and brokerage increased 100.6% to Rs. 12.1 billion (US$ 279 million) for the nine months ended December 31, 2004 from Rs. 6.0 billion (US$ 139 million) for the nine months ended December 31, 2003 with growth across all our fee generating businesses. The large increase was primarily due to growth in retail liability product income such as account servicing charges, and transaction banking fee income from small enterprises, as well as an increase in transaction banking and other fee income from corporate banking. During this period we increased charges and introduced fresh charges for some of the services that we offer to our deposit customers. During this period there was a significant increase in business volumes of transaction banking services such as bankers acceptances, bank guarantees and cash management services.

Trading account revenue and gain on securities transactions decreased 81.6% to Rs. 2.3 billion (US$ 53 million) for the nine months ended December 31, 2004 from Rs. 12.5 billion (US$ 288 million) for the nine months ended December 31, 2003 as the interest rates increased during this period. The yield on 10-year government of India securities increased by 1.43% to 6.60% during the nine months ended December 31, 2004. During the nine months ended December 31, 2003, the yield on 10-year government of India securities had declined by 106 basis points as compared to March 31, 2003 and we had capitalized on this decline to realize a high level of trading account revenue and gains on fixed income securities. The level of trading account revenue and gain on securities transactions is volatile as it depends on specific market conditions which may or may not be favorable.

In the nine months ended December 31, 2004, gain on the sale of loans (including credit substitutes) increased by 14.0% to Rs. 3.8 billion (US$ 89 million) from Rs. 3.4 billion (US$ 78 million) in the nine months ended December 31, 2003. We view securitization and sell-down of corporate and retail loans as a key element of our business strategy, seeking to leverage our strong origination capabilities to meet the investment requirements of other financial intermediaries that have access to funding but relatively limited origination capabilities.

Income from software development and services increased 45.3% to Rs. 1.1 billion (US$ 25 million) for the nine months ended December 31, 2004 from Rs. 753 million (US$ 17 million) for the nine months ended December 31, 2003 primarily due to addition of new clients and increased sale of software products by 3i Infotech Limited (formerly ICICI Infotech Limited).

Other income has increased on account of increase in income from transaction processing services, earned by ICICI OneSource Limited to Rs. 2.2 billion (US$ 51 million) for the nine months ended December 31, 2004 from Rs. 1.2 billion (US$ 28 million) for the nine months ended December 31, 2003.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Nine months ended December 31,
	2003		2004		2004		2004/2003 % change
	(in millions, except percentages)
Employee expense:
Salaries	Rs.	5,145	Rs.	7,165	US$	166	39.3%
Employee benefits		2,698		1,009		23	(62.6)
Total employee expense		7,843		8,174		189	4.2
Premises and equipment expense		4,511		5,265		122	16.7
Administration and other expense		7,329		10,003		231	36.5
Amortization of goodwill and intangible assets		455		453		10	(0.4)

Total non-interest expense	Rs.	20,138	Rs.	23,895	US$	552	18.7%

Non-interest expense increased by 18.7% for the nine months ended December 31, 2004 to Rs. 23.9 billion (US$ 552 million) from Rs. 20.1 billion (US$ 465 million) for the nine months ended December 31, 2003 primarily due to an increase in administration expense and salary expenses.

Total employee expense for the nine months ended December 31, 2003, included an amount of Rs. 1.9 billion (US$ 44 million) on account of payments under the Early Retirement Option Scheme in which 1,495 had availed the option in July 2003. Excluding the payments under the Early Retirement Option Scheme, employee expenses increased 37.8% to Rs. 8.2 billion (US$ 189 million) for the nine months ended December 31, 2004 from Rs. 5.9 billion (US$ 137 million) for the nine months ended December 31, 2003, primarily due to increase in the number of employees in ICICI Bank to 17,024 employees at December 31, 2004 from 12,475 employees at December 31, 2003. The increase in employees is commensurate with the growth in our retail business.

Premises and equipment expense increased 16.7% to Rs. 5.3 billion (US$ 122 million) for the nine months ended December 31, 2004 from Rs. 4.5 billion (US$ 104 million) for the nine months ended December 31, 2003, primarily due to increased maintenance and depreciation expenses on premises, branches, ATMs, computers and computer software. Our number of ATMs increased from 1,758 at December 31, 2003 to 1,850 at December 31, 2004 and the number of branches and extension counters increased from 455 at December 31, 2003 to 505 at December 31, 2004.

Administrative and other expenses increased 36.5% to Rs. 10.0 billion (US$ 231 million) for the nine months ended December 31, 2004 from Rs. 7.3 billion (US$ 169 million) for the nine months ended December 31, 2003, primarily due to an increase in advertisement expense, repairs and maintenance and retail business expenses in line with increase in business volumes and increased expenses of Internet-based brokering services subsidiary and business process outsourcing subsidiary.

Provisions for Loan Losses

The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

	March 31, 2004		December 31, 2004		December 31, 2004		December/March % change
	(in millions, except percentages)
Gross restructured loans	Rs.	162,398	Rs.	152,329	US$	3,520	(6.2)%
Allowance for loan losses on restructured loans		(40,981)		(49,389)		(1,141)	20.5

Net restructured loans		121,417		102,940		2,379	(15.2)

Gross other impaired loans		50,238		38,931		900	(22.5)
Allowance for loan losses on other impaired loans		(21,474)		(18,501)		(428)	(13.8)

Net other impaired loans		28,764		20,430		472	(29.0)

Gross restructured and other impaired loans		212,636		191,260		4,420	(10.1)
Allowance for loan losses(1)		(62,455)		(67,890)		(1,569)	8.7

Net restructured and other impaired loans		150,181		123,370		2,851	(17.9)

Gross total loans		795,287		930,313		21,500	17.0
Net total loans		728,520		856,597		19,797	17.6
Gross restructured loans as a percentage of gross loans(2)		20.42%		16.37%
Gross other impaired loans as a percentage of gross loans(2)		6.32		4.18
Net restructured loans as a percentage of net loans(2)		16.67		12.02
Net other impaired loans as a percentage of net loans(2)		3.95		2.39
Allowance for loans losses on restructured loans as a percentage of gross restructured loans(2)		25.23		32.42
Allowance for loan losses on other impaired loans as a percentage of gross other impaired loans(2)		42.74		47.52
Allowance on loan losses as a percentage of gross loans(2)		8.40		7.92

(1)	Does not include provisions on loans not specifically identified as restructured or other impaired loans.

(2)	Percentages for the nine months ended December 31, 2004 are not annualized.

The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

	Nine months ended December 31,
	2003		2004		2004		% change
	(in millions, except percentages)
Total provisions for the year	Rs.	15,289	Rs.	8,504	US$	197	(44.4)%
Provision for loans losses as a percentage of net loans		2.32%		0.99%

Gross restructured loans decreased 6.2% to Rs. 152.3 billion (US$ 3.5 billion) at December 31, 2004 from Rs. 162.4 billion (US$ 3.8 billion) at year-end fiscal 2004 primarily due to reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of loans to certain companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year. Gross other impaired loans decreased 22.5% to Rs. 38.9 billion (US$ 900 million) at December 31, 2004 from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004 primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, as restructured loans, and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts. As a percentage of net loans, net restructured loans were 12.0% at December 31, 2004 and 16.7% at year-end fiscal 2004 and net other impaired loans were 2.4% at December 31, 2004 and 3.9% at year-end fiscal 2004. During the nine months ended December 31, 2004, we transferred impaired loans of Rs. 11.0 billion (US$ 255 million) to Asset Reconstruction Company (India) Limited. However, none of this amount was recognized as a sale in our US GAAP financial statements and all of this amount is included in our restructured loans.

Provisions for loan losses for the nine months ended December 31, 2004 decreased 44.4% to Rs. 8.5 billion (US$ 197 million) from Rs. 15.3 billion (US$ 353 million) for the nine months ended December 31, 2003 primarily due to lower additions to gross restructured and other impaired loans. The coverage ratio on gross restructured loans increased to 32.4% at December 31, 2004 from 25.2% at year-end fiscal 2004 primarily due to reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of loans to certain companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured. The coverage ratio on other impaired loans increased to 47.5% at December 31, 2004 from 42.7% at year-end fiscal 2004.

Income Tax Expense

Income tax expense amounted to Rs. 1.7 billion (US$ 38 million) for the nine months ended December 31, 2004 compared to income tax expense of Rs. 730 million (US$ 17 million) for the nine months ended December 31, 2003. The effective rate of tax expense was 24.0% for the nine months ended December 31, 2004 compared to effective tax expense of 23.9% for the nine months ended December 31, 2003. The effective tax rate of 24.0% for the nine months ended December 31, 2004 was lower compared to statutory tax rate of 36.6% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	March 31, 2004		December 31, 2004		December 31, 2004		December/March % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	98,985	Rs.	138,284	US$	3,196	39.7%
Trading account assets (1)		75,155		15,281		353	(79.7)
Securities, excluding venture capital investments (2)		305,226		355,485		8,215	16.5
Venture capital investments		5,142		3,488		81	(32.2)
Investments in affiliates		3,619		3,307		76	(8.6)
Loans, net:
Rupee		705,685		809,591		18,710	14.7
Foreign currency		89,602		120,722		2,790	34.7
Less: Allowances		(66,767)		(73,716)		(1,703)	10.4

Total loans, net		728,520		856,597		19,797	17.6
Acceptances		65,142		95,735		2,213	47.0
Property and equipment		23,183		23,805		550	2.7
Other assets		104,159		142,715		3,299	37.0

Total assets	Rs.	1,409,131	Rs.	1,634,697	US$	37,780	16.0%

(1)	Primarily includes government of India securities and corporate debt securities.

(2)	Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

Our total assets increased 16.0% to Rs. 1,634.7 billion (US$ 37.8 billion) at December 31, 2004 compared to Rs. 1,409.1 billion (US$ 32.6 billion) at year-end fiscal 2004, primarily due to an increase in loans, securities and other assets.

Our net loans increased 17.6% to Rs. 856.6 billion (US$ 19.8 billion) at December 31, 2004 compared to Rs. 728.5 billion (US$ 16.8 billion) at year-end fiscal 2004. Gross consumer loans and credit card receivables increased 42.2% to Rs. 443.6 billion (US$ 10.3 billion) at December 31, 2004 from Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004 in accordance with our strategy to grow our retail asset portfolio.

Securities, excluding venture capital investment increased 16.5% to Rs. 355.5 billion (US$ 8.2 billion) at December 31, 2004 from Rs. 305.2 billion (US$ 7.1 billion) at year-end fiscal 2004. Venture capital investments declined 32.2% to Rs. 3.5 billion (US$ 81 million) at December 31, 2004 compared to year-end fiscal 2004 primarily due to sale of investments. Cash, cash equivalents and trading account assets decreased 11.8% to Rs. 153.6 billion (US$ 3.5 billion) at December 31, 2004 from Rs. 174.1 billion (US$ 4.0 billion) at year-end fiscal 2004.

Investment in affiliates decreased to Rs. 3.3 billion (US$ 76 million) at December 31, 2004 from Rs. 3.6 billion (US$ 84 million) at year-end fiscal 2004. Acceptances increased 47.0% to Rs. 95.7 billion (US$ 2.2 billion) at December 31, 2004 from Rs. 65.1 billion (US$ 1.5 billion) at year-end fiscal 2004 reflecting our focus on increasing revenues from non-fund based businesses. Property and equipment increased to Rs. 23.8 billion (US$ 550 million) at December 31, 2004 from Rs. 23.2 billion (US$ 536 million) at year-end fiscal 2004.

Other assets increased 37.0% to Rs. 142.7 billion (US$ 3.3 billion) at December 31, 2004 from Rs. 104.2 billion (US$ 2.4 billion) at year-end fiscal 2004. At December 31, 2004, other assets included deferred tax asset of Rs. 11.8 billion (US$ 273 million), intangible assets (including goodwill) of Rs. 10.9 billion (US$ 251 million) and Rs. 5.6 billion (US$ 129 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	March 31, 2004		December 31, 2004		December 31, 2004		December/March %change
	(in millions, except percentages)
Deposits	Rs.	684,955	Rs.	828,898	US$	19,156	21.0%
Trading account liabilities		26,079		40,051		926	53.6
Short-term borrowings		57,364		58,324		1,348	1.7
Acceptances		65,142		95,735		2,213	47.0
Long-term debt:
Rupee		311,668		286,663		6,625	(8.0)
Foreign currency		61,781		66,937		1,547	8.3

Total long-term debt		373,449		353,600		8,172	(5.3)
Other liabilities		85,443		112,515		2,601	31.7
Taxes and dividends payable		20,180		20,730		479	2.7
Redeemable preferred stock(1)		944		1,019		24	7.9

Total liabilities		1,313,556		1,510,872		34,919	15.0
Minority interest		1,050		1,102		25	5.0
Stockholders’ equity		94,525		122,723		2,836	29.8

Total liabilities and stockholders’ equity	Rs.	1,409,131	Rs.	1,634,697	US$	37,780	16.0%

(1)	In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

Deposits increased by 21.0% to Rs. 828.9 billion (US$ 19.2 billion) at December 31, 2004 from Rs. 685.0 billion (US$ 15.8 million) at year-end fiscal 2004. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our long-term debt decreased 5.3% to Rs. 353.6 billion (US$ 8.2 billion) at December 31, 2004 from Rs. 373.4 billion (US$ 8.6 billion) at year-end fiscal 2004 on account of 8.0% decrease in long-term rupee debt and 8.3% increase in long-term foreign currency debt. Our short-term borrowings increased 1.7% to Rs. 58.3 billion (US$ 1.3 billion) at December 31, 2004 compared to Rs. 57.4 billion (US$ 1.3 billion) at year-end fiscal 2004. Trading account liabilities increased to Rs. 40.1 billion (US$ 926 million) at December 31, 2004 compared to Rs. 26.1 billion (US$ 603 million) at year-end fiscal 2004. Taxes and dividends payable increased 2.7% to Rs. 20.7 billion (US$ 479 million) at December 31, 2004 from Rs. 20.2 billion (US$ 466 million) at year-end fiscal 2004. The carrying amount of redeemable preferred stock increased to Rs. 1,019 million (US$ 24 million) at December 31, 2004 from Rs. 944 million (US$ 22 million) at year-end fiscal 2004. Minority interest increased to Rs. 1,102 million (US$ 25 million) at December 31, 2004 from Rs. 1,050 million (US$ 24 million) at year-end fiscal 2004. Stockholders’ equity increased 29.8% at December 31, 2004 to Rs. 122.7 billion (US$ 2.8 billion) from Rs. 94.5 billion (US$ 2.2 billion) at year-end fiscal 2004.

Off Balance Sheet Items, Commitments and Contingencies

Foreign Exchange and Derivative Contracts

We enter into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. Since adoption of SFAS No. 133 and SFAS No. 138 effective April 1, 2001, all derivatives have been recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains or losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in “Other assets” with changes in fair value recorded in the statement of income.

The following table sets forth, at the dates indicated, the notional amount of derivative contracts.

	Notional principal amounts								Balance sheet credit exposure(1)
	At March 31				At December 31				At March 31				At December 31
	2003		2004		2004		2004		2003		2004		2004		2004
	(in millions)
Interest rate products:
Swap agreements	Rs.	324,893	Rs.	1,456,182	Rs.	1,243,749	US$	28,744	Rs.	137	Rs.	1,552	Rs.	398	US$	9
Others		–		43,073		740,549		17,115		–		43		(175)		(4)

Total interest rate products	Rs.	324,893	Rs.	1,499,255	Rs.	1,984,298	US$	45,859	Rs.	137	Rs.	1,595	Rs.	223	US$	5

Foreign exchange products:
Forward contracts	Rs.	277,280	Rs.	620,415	Rs.	615,267	US$	14,219	Rs.	(116)	Rs.	398	Rs.	1,518	US$	35
Swap agreements		14,611		46,724		131,436		3,038		539		263		(172)		(4)
Others		–		44,401		76,139		1,760		–		(345)		(79)		(2)

Total foreign exchange products	Rs.	291,891	Rs.	711,540	Rs.	822,842	US$	19,017	Rs.	423	Rs.	316	Rs.	1,267	US$	29

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 1,984.3 billion (US$ 45.9 billion) at December 31, 2004 compared to Rs. 1,499.3 billion (US$ 34.6 billion) at year-end fiscal 2004. The notional principal amount of foreign exchange products increased to Rs. 822.8 billion (US$ 19.0 billion) at December 31,

2004 compared to Rs. 711.5 billion (US$ 16.4 billion) at year-end fiscal 2004. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. Market volumes have also increased significantly during this period. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during this period.

An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between the interest rate pay and receive legs of the swap which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas, the notional principle of the portfolio will be the sum of both transactions.

Securitization

We primarily securitize commercial loans through “pass-through” securitizations. In the nine months ended December 31, 2004, we securitized loans and credit substitutes which resulted in gains of Rs. 3.8 billion (US$ 89 million) in the nine months ended December 31, 2004 compared to Rs. 3.4 billion (US$ 78 million) in the nine months ended December 31, 2003. The gains are reported as a component of gain on sale of loans and credit substitutes. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. The securitizations are either with or without recourse. In certain cases, we may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

In certain cases, we write put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the pre-determined exercise price. At December 31, 2004, we had sold loans and credit substitutes with an aggregate put option exercise price of Rs. 80.1 billion (US$ 1.9 billion) compared to Rs. 38.3 billion (US$ 885 million) at year ended fiscal 2004.

Variable Interest Entities

During the year, we transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company set up under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and guidelines issued by the Reserve Bank of India. The trusts/funds (which are separate legal entities) issued security receipts to us and other transferors as consideration for the transaction. Certain transfers did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on our balance sheet. Other transfers qualified for sale accounting but were impacted by FIN 46/FIN 46R. We have consolidated entities in which we are the prime beneficiary at December 31, 2004. Funds/trusts which are VIEs but in which we are not the prime beneficiary have not been consolidated.

Our venture capital subsidiary is accounted for pursuant to specialized industry guidance applicable to investment companies. Pursuant to this guidance investment holdings are accounted for at estimated fair value irrespective of the level of equity ownership. Some of these investment holdings may be deemed to be VIEs as defined in FIN 46R. The FASB permitted non-registered investment companies to defer consolidation of VIEs in which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised

Audit Guide. We applied this deferral provision and did not consolidate additional assets in potential VIEs in which we are involved at December 31, 2004. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, we will assess the effect of such guidance on our venture capital subsidiary.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 59.9 billion (US$ 1.4 billion) at December 31, 2004. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 449 million (US$ 10.4 million) at December 31, 2004 compared to Rs. 294 million (US$ 6.8 million) at year-end fiscal 2004 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.

Operating Lease Commitments

We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at December 31, 2004, for non-cancelable leases.

Lease rental commitments for period/year ended March 31,	(in millions)

2005	Rs.	184
2006		744
2007		716
2008		698
2009		688
2010		588
Thereafter		2,970

Total minimum lease commitments	Rs.	6,588

Guarantees

As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 21.8% to Rs. 149.0 billion (US$ 3.4 billion) at December 31, 2004 from Rs. 122.3 billion (US$ 2.8 billion) at year-end fiscal 2004.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At March 31, 2004		At December 31, 2004		At December 31, 2004		Mar/Dec % change
	(in millions, except percentages)
Financial guarantees(1)	Rs.	57,344	Rs.	63,794	US$	1,474	11.2%
Performance guarantees(2)		65,000		85,177		1,969	31.0

Total guarantees	Rs.	122,344	Rs.	148,971	US$	3,443	21.8%

(1)	Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2)	Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

The following table sets forth contractual obligations on long-term debt and operating lease at December 31, 2004.

	Payments due by period
Contractual Obligations	Total		Up to March 2005		Between April 2005 and March 2008		Between April 2008 and March 2010		From April 2008 onwards
	(in millions)
Long term debt obligations	Rs.	354,179	Rs.	30,689	Rs.	179,112	Rs.	76,800	Rs.	67,578
Operating lease obligations		6,588		184		2,158		1,276		2,970

Total	Rs.	360,767	Rs.	30,873	Rs.	181,270	Rs.	78,076	Rs.	70,548

The following table sets forth contractual obligations on guarantees at the nine months ended December 31, 2004.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions)
Guarantees
Financial guarantees		63,794		34,588		9,818		9,314		10,074
Performance guarantees		85,177		32,792		31,283		18,213		2,889

Total	Rs.	148,971	Rs.	67,380	Rs.	41,101	Rs.	27,527	Rs.	12,963

Capital Resources

ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank of International Settlements in 1988. ICICI Bank is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital.

At December 31, 2004, ICICI Bank’s capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was 13.5%. Using the same basis of calculation, at December 31, 2004, ICICI Bank’s Tier 1 capital adequacy ratio was 8.6% and its Tier 2 capital adequacy ratio was 4.9%.

ICICI Bank has raised additional Tier 1 capital through a public issue of equity shares aggregating to Rs. 32.5 billion (US$ 750 million), after year-end fiscal 2004.

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	At December 31, 2004
	(in millions)
Tier 1 capital	Rs.	101,251	US$	2,340
Tier 2 capital		57,346		1,325

Total capital	Rs.	158,597	US$	3,665

On-balance sheet risk weighted assets	Rs.	930,465	US$	21,504
Off-balance sheet risk weighted assets		244,172		5,643

Total risk weighted assets	Rs.	1,174,637	US$	27,147

Tier 1 capital adequacy ratio		8.6%
Tier 2 capital adequacy ratio		4.9

Total capital adequacy ratio		13.5%

The principal off-balance sheet items for ICICI Bank were loan commitments, guarantees, put options and lease and capital commitments. ICICI Bank entered into these arrangements for normal business purposes. See “Operating and Financial Review and Prospects – Off Balance Sheet Items, Commitments and Contingencies” included elsewhere in this prospectus. Capital was provided for these items based on the existing capital adequacy guidelines of the Reserve Bank of India. See “Supervision and Regulation – Capital Adequacy Requirements” included elsewhere in this prospectus. Lease commitments were not expected to materially affect capital requirements. ICICI Bank provides capital on the put options outstanding and forward contracts and derivatives contracts outstanding at December 31, 2004 as per existing capital adequacy guidelines of the Reserve Bank of India.

From time to time, we may access the capital markets through additional equity or debt offerings to increase our capital resources. In particular, in the near future we expect to offer senior debt securities in the international markets to fund the growth of our international operations. The aggregate amount of such offering is expected to be consistent with the aggregate amount of our international debt offerings over the last year. Any plans to raise debt, and the size of any potential offering, are subject to market and interest rate conditions and our plans may change at any time.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Nine months ended December 31, 2004
	Cost at March 31, 2004		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at December 31, 2004
	(in millions)
Land	Rs.	1,526	Rs.	187	Rs.	(65)	Rs.	268	Rs.	1,380	US$	32
Buildings		12,313		568		(21)		1,636		11,224		259
Equipment, furniture and others (1)		16,399		2,590		(172)		8,869		9,948		230
Construction in progress		988		415		(143)		7		1,253		29

Total	Rs.	31,226	Rs.	3,760	Rs.	(401)	Rs.	10,780	Rs.	23,805	US$	550

(1)	Includes equipment and furniture, and others category as specified in Note 14 to our consolidated financial statements.

Our capital expenditure on property and equipment was Rs. 3.8 billion (US$ 87 million) for the nine months ended December 31, 2004. Capital expenditure of Rs. 2.6 billion (US$ 60 million) on equipment, furniture and others included Rs. 766 million (US$ 18 million) on computers and software.

Significant Changes

Except as stated in this prospectus, no significant changes have occurred to our business since the date of the interim consolidated financial statements as of December 31, 2004, contained in this prospectus.

Segment Revenues and Assets

Subsequent to the amalgamation, the composition of our operating segments has changed. Our operations are now classified into the following segments: commercial banking segment, investment banking segment and others. Segment data for previous periods has been reclassified on a comparable basis.

The commercial banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment includes ICICI Bank’s treasury operations and the operations of ICICI Securities, and deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. Others consist of various operating segments that do not meet the requirements to be reported as an individual reportable segment as defined in SFAS No. 131 on Disclosure about Segments of an Enterprise and Related Information.

Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker evaluates performance and allocates resources based on an analysis of various performance indicators for each of the above reportable segments. Components of profit and loss are evaluated for commercial banking and investment banking segments. Further, the chief operating decision maker specifically reviews assets of our retail loan operations, which are part of the commercial banking segment.

The results of ICICI Bank were reported under the equity method of accounting for fiscal 2002. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment-wise information presented below is consistent with the management reporting.

Commercial Banking Segment

Net income of the commercial banking segment was Rs. 4.2 billion (US$ 98 million) for the nine months ended December 31, 2004 as compared to a net loss of Rs. 3.2 billion (US$ 75 million) for the nine months ended December 31, 2003, primarily due to lower provisions for loan losses of Rs. 8.5 billion (US$ 197 million) for the nine months ended December 31, 2004 compared to Rs. 15.3 billion (US$ 354 million) for the nine months ended December 31, 2003 and an increase in net interest income by Rs. 1.7 billion (US$ 39 million) and non-interest income by Rs. 3.3 billion (US$ 75 million) for the nine months ended December 31, 2004 as compared to the nine months ended December 31, 2003.

Provisions for loan losses decreased 44.4% to Rs. 8.5 billion (US$ 197 million) for the nine months ended December 31, 2004 from Rs. 15.3 billion (US$ 354 million) for the nine months ended December 31, 2003 primarily due to lower additions to gross restructured and other impaired loans. Non-interest income increased 26.5% to Rs. 15.6 billion (US$ 360 million) for the nine months ended December 31, 2004 from Rs. 12.3 billion (US$ 284 million) for the nine months ended December 31, 2003 primarily due to an increase in non interest income from both corporate and retail customers to Rs. 15.3 billion (US$ 354 million) for the nine months ended

December 31, 2004 from Rs. 10.8 billion (US$ 251 million) for the nine months ended December 31, 2003. The large increase was primarily due to growth in retail liability product income like account servicing charges and transaction banking fee income from small enterprises, as well as an increase in transaction banking and other fee income from corporate banking. During this period we increased charges and introduced new charges for some of the services that we offer to our deposit customers. During this period there was a significant increase in business volume of transaction banking services like bankers acceptances, bank guarantees and cash management services. Net interest income, including dividends, increased 11.6% to Rs. 16.4 billion (US$ 380 million) for the nine months ended December 31, 2004 from Rs. 14.7 billion (US$ 341 million) for the nine months ended December 31, 2003. Non-interest expense increased 14.6% to Rs. 18.2 billion (US$ 421 million) for the nine months ended December 31, 2004 from Rs. 15.9 billion (US$ 367 million) for the nine months ended December 31, 2003 primarily due to an increase in salary and other administration expenses.

Investment Banking Segment

Net income for the investment banking segment decreased 62.9% to Rs. 2.2 billion (US$ 51 million) for the nine months ended December 31, 2004 compared to Rs. 6.0 billion (US$ 138 million) for the nine months ended December 31, 2003, primarily due to a decrease in trading account revenue and a decrease in gains from securities transactions offset by an increase in net interest income. Trading account revenue and gains on securities transactions decreased 81.6% to Rs. 2.3 billion (US$ 53 million) for the nine months ended December 31, 2004 from Rs. 12.5 billion (US$ 288 million) for the nine months ended December 31, 2003 as the interest rates increased during this period. The yield on 10-year government of India securities increased by 1.44% to 6.60% during the nine months ended December 31, 2004.

Net interest income, including dividends, increased to Rs. 807 million (US$ 19 million) for the nine months ended December 31, 2004 from a loss of Rs. 1.5 billion (US$ 34 million) for the nine months ended December 31, 2003 primarily due to a reduction in interest expense on long term debt and trading account liabilities to Rs. 13.2 billion (US$ 305 million) for the nine months ended December 31, 2004 from Rs. 16.6 billion (US$ 383 million) for the nine months ended December 31, 2003. Non-interest expense decreased 24.3% to Rs. 2.7 billion (US$ 61 million) for the nine months ended December 31, 2004 from Rs. 3.5 billion (US$ 81 million) for the nine months ended December 31, 2003.

Related Party Transactions

We conduct transactions with our affiliates and directors and employees. The following represent the significant transactions between us and such related parties:

Insurance Services

During the nine months ended December 31, 2004, we paid insurance premium to our insurance subsidiaries amounting to Rs. 152 million (US$ 4 million) compared to Rs. 121 million (US$ 3 million) for the nine months ended December 31, 2003.

Referral Fees

During the nine months ended December 31, 2004 we received referral fees amounting to Rs. 128 million (US$ 3 million) from ICICI Prudential Life Insurance Company compared to Rs. 23 million (US$ 531,546) for the nine months ended December 31, 2003 and Rs. 115 million (US$ 3 million) from ICICI Lombard General Insurance Company compared to Rs. nil for the nine months ended December 31, 2003.

Lease of Premises and Facilities

During the nine months ended December 31, 2004, we received Rs. 153 million (US$ 4 million) for lease of premises, facilities and other administrative costs from ICICI Prudential Life Insurance Company compared to

Rs. 116 million (US$ 3 million) for the nine months ended December 31, 2003, Rs. 11 million (US$ 254,218) from Prudential ICICI Asset Management Company compared to Rs. 3 million (US$ 69,332) for the nine months ended December 31, 2003, and Rs. 137 million (US$ 3 million) from ICICI Lombard General Insurance Company compared to Rs. 40 million (US$ 924,428) for the nine months ended December 31, 2003.

Secondment of Employees

During the nine months ended December 31, 2004, we received Rs. 0.42 million (US$ 9,706) for seconded employees from ICICI Prudential Life Insurance Company compared to Rs. 0.36 million (US$ 8,320) for the nine months ended December 31, 2003, Rs. 7 million (US$ 161,775) from ICICI Lombard General Insurance Company compared to Rs. 11 million (US$ 254,218) for the nine months ended December 31, 2003.

Asset Management Services

During the nine months ended December 31, 2004, we provided asset management services to TCW and earned fees of Rs. 3 million (US$ 69,332) compared to Rs. 6 million (US$ 129,420) for the nine months ended December 31, 2003.

Deposits and Borrowings

During the nine months ended December 31, 2004, we paid interest on bonds/deposits/call borrowings to its affiliated companies, Rs. 3 million (US$ 69,332) compared to Rs. 18 million (US$ 421,308) for the nine months ended December 31, 2003.

Interest and Dividend

During the nine months ended December 31, 2004, we received interest on car loans from its affiliated companies, amounting to Rs. 0.29 million (US$ 6,702) compared to Rs. 0.13 million (US$ 3,004) for the nine months ended December 31, 2003 and dividend of Rs. 136 million (US$ 3 million) compared to Rs. 42 million (US$ 1 million) for the nine months ended December 31, 2003.

Employee Loans

We have advanced housing, vehicle and general purpose loans to our employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from five years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of December 31, 2004, of Rs. 4,329 million (US$ 100 million) are included in other assets.

Related Party Balances

The following balances payable to/receivable from related parties are included in the balance sheet:

	As of December 31, 2004
	(in millions)

Other assets	Rs.	125	US$	3
Deposits		639		15
Other liabilities		14		0.3

Critical Accounting Policies

In order to understand our financial condition and results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with US GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation.

We have identified three critical accounting policies, based on the judgments and estimates required in the application of these policies. These include valuation of securities and accounting for derivative transactions and hedging activities, allowance for loan losses and accounting for securitization transactions. Additional information about these policies can be found in Note 1 to our consolidated financial statements. The statements below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See “Forward-Looking Statements.”

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. We have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses that reflect our careful evaluation of credit risk considering all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. Loans identified as trouble debt restructuring or other impaired with a balance of Rs. 100 million and above are individually reviewed and an allowance is determined based on the difference between the loan’s carrying value and the loan’s fair value. Fair value is based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, less disposal costs, if the loan is collateral dependent. No other allowance is provided on impaired loans that are individually reviewed.

Each portfolio of smaller-balance, homogenous loans, including consumer loans and credit card receivables, is evaluated for impairment. The allowance for loan losses attributed to these loans is established by a process that includes an estimate of probable losses inherent in the portfolio. These include historical delinquency and credit loss experience and current trends and conditions.

These evaluation processes are subject to numerous estimates and judgments. The use of different estimates or assumptions could produce different results. We regularly monitor qualitative and quantitative trends in the loan portfolio, including changes in the levels of restructured loans and other impaired loans. The distribution of the allowance as described above does not diminish the fact that the entire allowance is available to absorb credit losses in the loan portfolio. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses.

Valuation of Securities and Accounting for Derivatives Transactions and Hedging Activities

Our securities are classified into available for sale securities, trading securities, venture capital investments and non-readily marketable securities. The classification into available for sale and trading securities is based on management’s intention at the time of purchase. We no longer classify investments in debt securities as held to maturity, due to sale of certain held to maturity securities in fiscal 2002 by ICICI for reasons other than those specified in SFAS No. 115. Further, we offer derivative products to our customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. The derivatives market in India is evolving and our derivative volumes have increased significantly since the amalgamation.

The fair values of quoted securities are determined based on market prices. The fair value of securities for which quoted market prices are not available is estimated as follows:

•	The fair value of unquoted government of India securities is estimated based on the yields to maturity of these securities published by certain agencies approved by the Reserve Bank of India.

•	The fair value of other unquoted securities and preference shares is computed based on the mark–up, based on the credit rating of the issuer by a credit rating agency, over the yields to maturity for government of India securities, as published by certain agencies approved by the Reserve Bank of India.

•	The fair values of investments in unquoted mutual fund units are estimated based on the latest repurchase price declared by the mutual fund in respect of each particular scheme. If the repurchase price is not available, the fair value is estimated based on the net asset values of the respective mutual fund scheme.

•	The fair values of certain derivative contracts are derived from pricing models that consider market and contractual prices for the underlying financial instruments, as well as the time value of money, the yield curve and any other volatility factors underlying the positions.

Changes in values of available-for-sale securities are recognized net of taxes as a component of stockholders’ equity, unless the value is impaired and the impairment is not considered to be temporary. Impairment losses that are not considered temporary are recognized in the income statement. We conduct regular reviews to assess whether other-than-temporary impairment exists. Changes in the fair values of trading account assets are recognized in the income statement.

Equity securities, forming part of our securities portfolio, are considered as publicly traded if they have been traded on a securities exchange within six months prior to the relevant fiscal year-end. The fair value of such securities is the last quoted price. Non-readily marketable equity securities are recorded at cost and a provision is made for other than temporary diminution. Equity securities acquired by conversion of loans in a troubled debt restructuring are stated at their fair values and accounted for in the same manner as equity investments acquired for cash.

The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the board of directors of the venture capital subsidiary. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Since the valuations are inherently uncertain, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed. Changes in fair values of venture capital investments are recognized in the income statement.

SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative was held.

We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to 10 years. We also hedge our own exchange rate risk related to our foreign currency trading portfolio with products from banking counterparties.

At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness of the hedge. In addition, we assess both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

We discontinue hedge accounting prospectively when it is either determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction would occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

Changes in the fixed income, equity, foreign exchange markets would impact our estimate of fair value in the future, potentially affecting principal trading revenues. Similarly, pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

Securitization

We primarily securitize commercial loans through “pass-through” securitizations. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. Transfers that do not meet the criteria for a sale under SFAS No. 140, are required to be recorded as secured borrowings with a pledge of collateral, and such secured borrowings are required to be reported as a component of other borrowings. Recourse and servicing obligations and put options written are recorded as proceeds of the sale.

Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using financial models or quoted market prices or sale value of similar assets.

Financial models and their underlying assumptions relating to delinquency, prepayments, servicing costs and conversions from floating rate loans to fixed rate loans, impact the amount and timing of gains and losses recognized and the valuation of retained interests, and the use of different financial models or assumptions could produce different financial results.

Recently Issued Accounting Standards

Share Based Payment

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. SFAS No. 123(R) would be applicable to all awards granted, modified or settled in the first reporting period under US GAAP that begins after June 15, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) for all prior periods presented or (b) for prior interim periods of the year of adoption.

We plan to adopt Statement 123 using the modified-prospective method. As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Other-than-temporary Impairments of Securities

In November 2003, FASB ratified a consensus on the disclosure provisions of Emerging Issues Task Force (EITF) Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other cost method investments are other-than-temporarily impaired. However, with the issuance of FASB Staff Position EITF 03-1-1, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments have been deferred pending reassessment by the FASB.

The remaining provisions of this standard, which primarily relate to disclosure, have been applied to all investments accounted for in accordance with SFAS No. 115 and other cost method investments. We cannot determine the impact of EITF 03-1 until after FASB completes its reassessment.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Derivative Instruments and Hedging Activities

In April 2003, FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities

In January 2003, FASB issued FIN No. 46, Consolidation of Variable Interest Entities which is an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. There are no variable interest entities that require disclosure under FIN 46. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. We have transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company which are VIEs within the definition contained in FIN 46/ FIN 46R. Accordingly, we have consolidated these entities at year-end fiscal 2004 and December 31, 2004. There is no significant impact on the financial statements of previous years as a result of adoption of FIN 46 / FIN 46R as the transfers to the trusts created by an asset reconstruction company were made in fiscal 2004, which was also the year of adoption of FIN 46 / FIN 46R.

SELECTED STATISTICAL DATA

You should read the following discussion and selected statistical data together with our unaudited interim consolidated financial statements included elsewhere in this prospectus and our audited consolidated financial statements and the section “Business” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. The following discussion is based on our unaudited interim financial statements and our audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Subsequent to the amalgamation, our primary source of funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic and overseas bond issuances pursuant to specific regulatory approvals. As a financial institution, ICICI was not allowed to raise banking deposits and so its primary sources of funding, prior to the amalgamation, were rupee borrowings from a wide range of institutional investors, and retail bonds. ICICI also obtained funds through foreign currency borrowings from multilateral institutions such as the Asian Development Bank and the World Bank, which were guaranteed by the government of India, as well as through commercial foreign currency borrowings.

Our deposits constituted 54.9% of our total liabilities at December 31, 2004, compared to 52.1% of our total liabilities at year-end fiscal 2004. Our borrowings constituted 29.9% of out total liabilities at December 31, 2004, compared to 34.8% of our total liabilities at year-end fiscal 2004. Our long-term debt decreased 5.3% to Rs. 353.6 billion (US$ 8.2 billion) compared to Rs. 373.4 billion (US$ 8.6 billion) at year-end fiscal 2004 in line with scheduled maturities, offset, in part, by new borrowings made by us. Going forward, we will continue to repay our borrowings in accordance with their scheduled maturities and raise new funds primarily in the form of lower-cost deposits.

Our deposits increased 21.0% to Rs. 828.9 billion (US$ 19.2 billion) compared to Rs. 685.0 billion (US$ 15.8 billion) at year-end fiscal 2004. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs.

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Nine months ended December 31, (1)
	2003			2004
	Amount		Cost (2)	Amount		Amount		Cost (2)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	50,213	2.38%	Rs.	86,281	US$	1,994	2.36%
Time deposits		450,253	6.39		528,983		12,225	5.43
Non-interest-bearing deposits:
Demand deposits		48,812	–		81,861		1,892	–

Total deposits	Rs.	549,278	5.46%	Rs.	697,125	US$	16,111	4.41%

(1)	Average of quarterly balances at the end of March of the previous fiscal year and June, September and December for the nine months ended December 31, 2003 and average of the daily outstanding balances during the period for the nine months ended December 31, 2004. The average cost for each of the nine months ended December 31, 2003 and December 31, 2004 is annualized.

(2)	Represents interest expense divided by the average of quarterly balances.

Our average deposits for the nine months ended December 31, 2004 were Rs. 697.1 billion (US$ 16.1 billion) at an average cost of 4.4% compared to average deposits of Rs. 549.3 billion (US$ 12.7 billion) at an average cost of 5.5% for the nine months ended December 2003. Our average time deposits for the nine months ended December 31, 2004 were Rs. 529.0 billion (US$ 12.2 billion ) at an average cost of 5.4% compared to average deposits of Rs. 450.3 billion (US$ 10.4 billion) at an average cost of 6.4% for the nine months ended December 2003.

The following table sets forth, at the date indicated, the maturity profile of time deposits.

	At December 31, 2004
	Up to one year	After one year and within three years	After three years	Total
	(in millions)
Time deposits	38,441	484,092	107,948	630,481

(1)	There is no contractual maturity for savings and demand deposits.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes. The average cost for the nine months ended December 31, 2003 and December 31, 2004 is annualized.

	Nine months ended December 31, (1)
	2003		2004
	(in millions, except percentages)
	Amount		% to total	Amount		Amount		% to total
SLR bonds(2)	Rs.	14,815	3.8%	Rs.	14,815	US$	342	4.1%
Borrowings from Indian Government(3)		5,835	1.5		4,804		111	1.3
Other borrowings(4)(5)		366,063	94.7		341,824		7,900	94.6

Total(6)	Rs.	386,713	100.0%	Rs.	361,443	US$	8,353	100.0%

(1)	Average of quarterly balances at the end of March of the previous fiscal year and June, September and December for each of the nine months ended December 31, 2003 and 2004 .

(2)	With an average cost of 11.24% for the nine months ended December 31, 2003 and 11.33% for the nine months ended December 31, 2004.

(3)	With an average cost of 10.11% for the nine months ended December 31, 2003 and 10.32% for the nine months ended December 31, 2004.

(4)	With an average cost of 8.05% for the nine months ended December 31, 2003 and 8.68% for the nine months ended December 31, 2004.

(5)	Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits certificate of deposits and call borrowings.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 231,107) or more.

	At December 31,
	2004				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	144,885	US$	3,348	17.5%
Above three months and less than six months		56,527		1,306	6.8
Above six months and less than 12 months		89,898		2,078	10.8
More than 12 months		52,828		1,221	6.4

Total deposits of Rs. 10 million and more	Rs.	344,138	US$	7,953	41.5%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, known commonly as public sector units.

	At December 31, (1)
	2003		2004
	(in millions, except percentages)
Period-end balance	Rs.	39,092	Rs.	48,977
Average balance during the period (2)		51,406		52,824
Maximum quarter-end balance		53,714		57,787
Average interest rate during the period (3)		6.47%		6.46%
Average interest rate at period-end (4)		4.85%		5.05%

(1)	Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2)	Average of quarterly balances at the end of March of the previous fiscal year, June, September and December for each of the nine months ended December 31, 2003 and 2004.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings. The average interest rate for the nine months ended December 31, 2003 and December 31, 2004 is annualized.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at period end.

The following table sets forth, at the dates indicated, average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes. The average cost for the nine months ended December 31, 2003 and December 31, 2004 is annualized.

	Nine months ended December 31, (1)
	2003			2004
	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
Commercial borrowings (2)	Rs.	42,157	62.6%	Rs.	71,516	US$	1,653	74.0%
Multilateral borrowings (3)	Rs.	25,240	37.4		25,112		580	26.0

Total	Rs.	67,397	100.0%	Rs.	96,628	US$	2,233	100.0%

(1)	Average of quarterly balances at the end of March of the previous fiscal year, June, September and December for each of the nine months period ended December 31, 2003 and 2004.

(2)	With an average cost of 3.1% for the nine months period ended December 31, 2003 and 3.6% for the nine months period ended December 31, 2004.

(3)	With an average cost of 3.1% for the nine months period ended December 31, 2003 and 3.1% for the nine months period ended December 31, 2004.

Risk Management

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary, which arises on account of our asset liability management activities. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, and exchange rate risk on foreign currency positions. See “Risk Management – Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus, for a description of our market risk management procedures and our approach towards managing interest rate risk.

The following table sets forth, at the date indicated, our asset-liability gap position.

	At December 31, 2004(1)-(4)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	459,630	Rs.	271,771	Rs.	125,196	Rs.	856,597
Securities		183,916		122,213		71,433		377,562
Fixed assets		3,018		17,222		15,937		36,177
Other assets(5)		92,162		41,540		230,659		364,362

Total assets		738,726		452,747		443,224		1,634,697
Stockholders’ equity		–		–		122,725		122,725
Debt(5)		803,274		270,473		167,075		1,240,822
Other liabilities		23,076		28,607		219,467		271,150

Total liabilities		826,350		299,080		509,267		1,634,697
Total gap before risk management positions		(87,624)		153,666		(66,042)		–
Risk management positions		(44,543)		47,905		(3,362)		–

Total gap after risk management positions	Rs.	(132,167)	Rs.	201,571	Rs.	(69,404)	Rs.	–

(1)	Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective from April 1, 2000.

(2)	Items that neither mature nor re-price are included in the “greater than five years” category. This includes equity share capital and a substantial part of fixed assets.

(3)	Impaired loans of residual maturity less than three years are classified in the “greater than one year and up to five years” category and impaired loans of residual maturity between three to five years are classified in the “greater than five years” category.

(4)	The risk management positions comprise foreign currency and rupee swaps.

(5)	The categorization for these items is different from that reported in the financial statements.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At December 31, 2004
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	363,232	Rs.	202,885	Rs.	566,117

Price Risk (Banking book)

The following table sets forth, using the balance sheet at December 31, 2004 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for the next one year assuming a parallel shift in yield curve at December 31, 2004.

	At December 31, 2004
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions, except percentages)
Rupee portfolio	Rs.	303	Rs.	151	Rs.	(151)	Rs.	(303)
Foreign currency portfolio		42		21		(21)		(42)

Total	Rs.	344	Rs.	172	Rs.	(172)	Rs.	(344)

Based on our asset and liability position at December 31, 2004, the sensitivity model shows that net interest income from the banking book for the next one year would fall by Rs. 344 million (US$ 8 million) if interest rates increased by 100 basis points during the next one year. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during the next one year, net interest income for the next one year would rise by an equivalent amount of Rs. 344 million (US$ 8 million). Interest rate risk numbers at December 31, 2004 are low primarily due to the low duration of government securities portfolio maintained by us and the large proportion of floating rate loans in the housing loans.

Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading book)

We undertake trading activities to enhance earnings through profitable trading for our own account. ICICI Securities, our investment-banking subsidiary, is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities.

The following tables sets forth, using the fixed income portfolio at December 31, 2004 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for the next one year, assuming a parallel shift in yield curve.

	At December 31, 2004 Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	8,863	Rs.	504	Rs.	255	Rs.	(206)	Rs.	(420)
Corporate debt securities		1,141		53		26		(25)		(50)

Total	Rs.	10,004	Rs.	557	Rs.	281	Rs.	(232)	Rs.	(470)

At December 31, 2004, the total value of our rupee fixed income portfolio was Rs. 10.0 billion (US$ 231 million). The sensitivity model shows that if interest rates increase by 100 basis points during the next one year, the value of the trading portfolio, would fall by Rs. 470 million (US$ 11 million). Conversely, if interest rates fell by 100 basis points during the next one year, under the model, the value of this portfolio would rise by Rs. 557 million (US$ 13 million).

As noted above, sensitivity analysis is used for risk management purposes only and the model used above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in the value of the fixed income portfolio will vary from the model above.

We revalue our trading portfolio on a daily basis and recognize aggregate re-valuation losses in our profit and loss account. The asset liability management policy stipulates an interest rate risk limit which seeks to cap the risk on account of the mark-to-market impact on the mark-to-market book (under the Indian GAAP classification which is different from the US GAAP classification - see “Supervision and Regulation – Banks’ Investment Classification and Valuation Norms” included elsewhere in this prospectus and the earnings at risk on the banking book, based on a sensitivity analysis of a 100 basis points parallel and immediate shift in interest rates.

In addition, the Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, we also have risk monitoring tools such as Value-at-Risk models for measuring market risk in our trading portfolio.

ICICI Bank is required to invest a specified percentage, currently 25.0%, of its liabilities in government of India securities to meet the statutory ratio requirement prescribed by the Reserve Bank of India. As a result, we have a very large portfolio of government of India securities and these are primarily classified as available for sale securities. Our available for sale securities included Rs. 295.5 billion (US$ 6.8 billion) of government of India securities at December 31, 2004. These are not included in the trading book analysis presented above.

Loan Portfolio

Our gross loan portfolio, which includes loans structured as debentures and preferred stock, was Rs. 930.3 billion (US$ 21.5 billion) at December 31, 2004, an increase of 17.0% over gross loan portfolio of Rs. 795.3 billion (US$ 18.4 billion), at year-end fiscal 2004. At year-end fiscal 2004, our gross loan portfolio increased 16.2% to Rs. 795.3 billion (US$ 18.4 billion) as compared to our gross loan portfolio of Rs. 684.6 billion (US$ 15.8 billion) at year-end fiscal 2003. Approximately 87.0% of our gross loans were rupee loans at December 31, 2004. At December 31, 2004, our balance outstanding in respect of loans to corporates outside India was Rs. 54.7 billion (US$ 1.3 billion), representing approximately 5.9 % of our total gross loan portfolio.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated our gross rupee and foreign currency loans by business category.

	At March 31,				At December 31,
	2003		2004		2004
	(in millions)
Wholesale banking(1)	Rs.	385,143	Rs.	316,801	Rs.	319,558	US$	7,385
Rupee		297,030		244,668		251,594		5,814
Foreign currency		88,113		72,133		67,964		1,571
Working capital finance		74,422		80,505		116,640		2,695
Rupee		70,092		63,268		70,497		1,629
Foreign currency		4,330		17,237		46,143		1,066
Leasing and related activities (2)		17,862		16,015		12,250		283
Rupee		17,862		16,015		12,250		283
Foreign currency		–		–		–		–
Consumer loans and credit card receivables		188,254		311,907		443,641		10,253
Rupee		188,254		311,690		442,790		10,233
Foreign currency		–		217		851		20
Other(3)		18,959		70,059		38,224		883
Rupee		18,959		70,044		32,460		750
Foreign currency		–		15		5,764		133
Gross loans
Rupee		592,197		705,685		809,591		18,710
Foreign currency		92,443		89,602		120,722		2,790

Total gross loans		684,640		795,287		930,313		21,500
Allowance for loan losses		(54,219)		(66,767)		(73,716)		(1,704)

Net loans	Rs.	630,421	Rs.	728,520	Rs.	856,597	US$	19,796

(1)	Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.

(2)	Leasing and related activities includes leasing and hire purchase.

(3)	Other includes bills discounted and inter-corporate deposits.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank’s Risk Management Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy was to limit its loan portfolio to any particular industry (other than retail loans) to 15.0%. With effect from June 1, 2004, this limit has been revised to 12.0%.

Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to individual borrowers must not exceed 15.0% (20.0% including infrastructure financing) of its capital funds comprising Tier 1 and Tier 2 capital, calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. ICICI Bank’s exposure to a group of companies under the same management control must not exceed 40.0% (50.0% including infrastructure financing) of its capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, enhance the exposure by 5.0% of capital funds with approvals from their board and making appropriate disclosures in their annual reports. Pursuant to the Reserve Bank of India guidelines, exposure for funded facilities is calculated as the total approved limit or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the approved amount or the outstanding non-funded amount whichever is higher. At December 31, 2004, ICICI Bank is in compliance with these guidelines.

The following table sets forth, at the dates indicated, our gross loans outstanding, including loans structured as debentures and preferred stock, by the borrower’s industry or economic activity.

	At March 31,					At December 31,
	2003		2004			2004
	(in millions, except percentages)
Consumer loans and credit card receivables	Rs.	188,254	27.5%	Rs.	311,907	39.2%	Rs.	443,641	US$	10,253	47.7%
Iron and steel		72,473	10.6		62,354	7.8		58,681		1,356	6.3
Power		56,091	8.2		45,199	5.7		38,640		893	4.1
Services		45,443	6.6		33,435	4.2		33,264		769	3.6
Crude petroleum and petroleum refining		24,556	3.6		20,807	2.6		29,618		684	3.2
Telecom		27,458	4.0		27,919	3.5		28,341		655	3.0
Textiles		40,279	5.9		29,941	3.8		27,516		636	3.0
Electronics		20,722	3.0		18,239	2.3		14,684		339	1.6
Transport Equipment		12,872	1.9		13,068	1.6		13,799		319	1.5
Metal products		9,094	1.3		15,716	2.0		13,034		301	1.4
Other(1)		187,398	27.4		216,702	27.3		229,095		5,295	24.6

Gross loans	Rs.	684,640	100.0%	Rs.	795,287	100.0%	Rs.	930,313	US$	21,500	100.0%

Allowance for loan losses		(54,219)			(66,767)			(73,716)		(1,704)

Net loans	Rs.	630,421		Rs.	728,520		Rs.	856,597	US$	19,796

(1)	Other principally includes shipping, agriculture, construction, printing, mineral products, glass and glass products, watches, healthcare, gems and jewelry, leather and wood products industries.

Our gross loan portfolio at December 31, 2004 increased by 17.0% compared to the gross loan portfolio at year-end fiscal 2004. The largest increase was in consumer loans and credit card receivables, which constituted 47.7% of gross loans at December 31, 2004 compared to 39.2% at year-end fiscal 2004. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 6.3% at December 31, 2004 compared to 7.8% at year-end fiscal 2004. Our gross loans to the power sector as a percentage of gross loans decreased to 4.1% at December 31, 2004 compared to 5.7% at year-end fiscal 2004. Consumer loans and credit card receivables accounted for 13.6% of our gross other impaired loans at December 31, 2004. The iron and steel sector accounted for 13.4% of our gross restructured loans and 3.7% of our gross other impaired loans at December 31, 2004. The power sector accounted for 0.8% of our gross restructured loans and 34.9% of our gross other impaired loans at December 31, 2004. See also “-Impaired Loans.”

At December 31, 2004, our 20 largest borrowers accounted for approximately 13.9% of our gross loan portfolio (gross of unearned income and security deposits), with the largest borrower accounting for approximately 2.0% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 3.6% of our gross loan portfolio.

Geographic Diversity

Except as described below, our portfolios were geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The state of Maharashtra, being the most industrialized state in India, accounted for the largest proportion of our gross loans outstanding at December 31, 2004.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

Priority Sector Lending

The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit on investment in plant and machinery of Rs. 10 million), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to certain limits and to specified state financial corporations and state industrial development corporations.

While granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI’s loans transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to us.

We are required to comply with the priority sector lending requirements at the end of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks such as the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates.

At December 24, 2004, our priority sector loans were Rs. 157.5 billion (US$ 3.6 billion), constituting 57.7% of our residual net bank credit against the requirement of 50.0%. The following table sets forth our priority sector loans, at December 24, 2004, broken down by the type of borrower.

	At December 24,				% of residual net bank credit at December 24,
	2004		2004		2004
	(in millions, except percentages)
Small scale industries	Rs.	2,346	US$	54	0.9%
Others including small businesses		117,502		2,716	43.0
Agricultural sector		37,689		871	13.8

Total	Rs.	157,537	US$	3,641	57.7%

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank’s net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At December 31, 2004 our export credit was Rs. 5.9 billion (US$ 137 million), constituting 2.2% of our residual net bank credit.

Housing Finance

The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At December 24, 2004, our housing finance qualifying as priority sector advances was Rs. 108.1 billion (US$ 2.5 billion).

Impaired Loans

The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see “Supervision and Regulation – Loan Loss Provisions and Non-Performing Assets” included elsewhere in this prospectus.

Impact of Economic Environment on the Industrial Sector

In 1991, India commenced a program of industrial liberalization involving, among other things, the abolition of industrial licensing, reduction in import tariff barriers and greater access for foreign companies to the Indian markets. In the period following the opening up of the economy, a number of Indian companies commenced large projects in expectation of growth in demand in India. These projects generally had relatively high levels of debt relative to equity, given inadequate depth in the equity capital markets in India at that time. However, the negative trends in the global marketplace in the late 1990s, particularly the South-east Asian economic crisis, a downturn in the commodities markets and recessionary conditions in various economies, impaired the operating environment for the Indian industrial sector. The manufacturing sector was also impacted by increased competition arising from economic liberalization in India and volatility in industrial demand and growth. These factors led to stress on the operating performance of Indian corporations in certain sectors and the impairment of a significant amount of loan assets in the financial system, including loan assets of ICICI and ICICI Bank. Certain Indian corporations have come to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The increase in commodity prices since fiscal 2003 has had a favorable impact on the operations of corporations in several sectors.

Recognition of Impaired Loans

We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a loan was considered to be impaired if interest or principal was overdue for more than 180 days. From fiscal 2004, an asset is classified as impaired when principal or interest has remained overdue for more than 90 days, except in case of certain categories of agricultural loans where on extended period of 180 days, linked to agricultural production cycle, is stipulated by the Reserve Bank of India. In addition, delays or shortfalls in loan repayments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies below 90 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value, and other factors that affect the borrower’s ability to repay the loan in accordance with the contractual terms. Generally, when a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we had classified as non-accrual, the loan is returned to accrual status.

We classify a loan as a troubled debt restructuring where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans, cash receipts are normally applied to principal and interest in accordance with the terms of the restructured loan agreement. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

Consumer loans are generally identified as impaired when principal or interest has remained overdue for more than 90 days. Consumer loans when identified as impaired are placed on non-accrual status.

The value of impaired loans is measured as the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.

Our gross restructured loans decreased 6.2% during the nine months ended December 31, 2004 to Rs. 152.3 billion (US$ 3.5 billion) from Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004. This was primarily due to reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of certain loans to companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year. Gross other impaired loans decreased 22.5% during the nine months ended December 31, 2004 to Rs. 38.9 billion (US$ 0.9 billion) from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004. This was primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, as restructured loans, and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts. As a percentage of net loans, net restructured loans were 12.0% at December 31, 2004 compared to 16.7% at year-end fiscal 2004 and net other impaired loans were 2.4% at December 31, 2004 compared to 3.9% at year-end fiscal 2004. During the nine months ended December 31, 2004, we transferred impaired loans of Rs. 11.0 billion (US$ 255 million) to Asset Reconstruction Company (India) Limited, none of which was recognized as a sale in our US GAAP financial statements. These loans are included in our restructured loans.

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

	March 31, 2004		December 31, 2004
	(in millions, except percentages)
Wholesale banking(1)	Rs.	149,724	Rs.	144,354	US$	3,336
Rupee		115,262		125,554		2,902
Foreign currency		34,462		18,800		434
Working capital finance		11,525		7,652		177
Rupee		11,525		7,652		177
Foreign currency		–		–		–
Leasing and related activities(2)		1,149		324		7
Rupee		1,149		324		7
Foreign currency		–		–		–
Consumer loans and credit card and others		–		–		–
Rupee		–		–		–
Foreign currency		–		–		–
Total restructured loans
Rupee		127,937		133,529		3,086
Foreign currency		34,462		18,800		434

Gross restructured loans		162,398		152,329		3,520
Allowance for loan losses		(40,981)		(49,389)		(1,141)

Net restructured loans	Rs.	121,417	Rs.	102,940	US$	2,379

Gross loan assets	Rs.	795,287	Rs.	930,313	US$	21,500
Net loan assets(3)		728,520		856,597		19,797
Gross restructured loans as a percentage of gross loan assets		20.42%		16.37%
Net restructured loans as a percentage of net loan assets		16.67%		12.02%

(1)	Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.

(2)	Includes leasing and hire purchase.

(3)	Net of provisions including unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.

The following table sets forth, at the dates indicated, our gross other impaired rupee and foreign currency loan portfolio by business category.

	March 31, 2004		December 31, 2004
	(in millions, except percentages)
Wholesale banking(1)	Rs.	42,842	Rs.	31,331	US$	724
Rupee		34,945		25,624		592
Foreign currency		7,897		5,707		132
Working capital finance		2,978		1,755		41
Rupee		2,978		1,755		41
Foreign currency		–		–		–
Leasing and related activities(2)		746		453		10
Rupee		746		453		10
Foreign currency		–		–		–
Consumer loans and credit card receivables and others		3,672		5,392		125
Rupee		3,672		5,392		125
Foreign currency		–		–		–
Total other impaired loans
Rupee		42,341		33,224		768
Foreign currency		7,897		5,707		132

Gross other impaired loans		50,238		38,931		900
Allowance for loan losses		(21,474)		(18,501)		(428)

Net other impaired loans	Rs.	28,764	Rs.	20,430	US$	472

Gross loan assets	Rs.	795,287	Rs.	930,313	US$	21,500
Net loan assets(3).		728,520		856,597		19,797
Gross other impaired loans as a percentage of gross loan assets		6.32%		4.18%
Net other impaired loans as a percentage of net loan assets		3.95%		2.39%

(1)	Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.

(2)	Includes leasing and hire purchase.

(3)	Net of provisions including unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	March 31, 2004			December 31, 2004
	(in millions, except percentages)
Iron and steel	Rs.	31,839	19.6%	Rs.	20,385	US$	471	13.4%
Crude petroleum/refining		17,462	10.8		18,956		438	12.4
Telecommunications		8,674	5.3		17,414		402	11.4
Textiles		16,356	10.1		15,344		355	10.1
Transport equipment		7,282	4.5		8,533		197	5.6
Cement		7,447	4.6		6,964		161	4.6
Metal products		6,210	3.8		6,435		149	4.2
Fertilizers and pesticides		6,308	3.9		6,223		144	4.1
Electronics		5,855	3.6		5,375		124	3.5
Machinery		3,674	2.3		3,809		88	2.5
Plastics		3,471	2.1		3,705		86	2.4
Man-made fibers		4,297	2.6		3,616		84	2.4
Sugar		4,678	2.9		3,405		79	2.2
Services		2,915	1.8		2,901		67	1.9
Electrical equipment		1,957	1.2		2,512		58	1.6
Basic chemicals		2,886	1.8		2,362		54	1.6
Drugs		2,276	1.4		2,189		50	1.4
Paper and paper products		6,971	4.3		1,965		45	1.3
Power		1,284	0.8		1,151		27	0.8
Non-ferrous metals		1,144	0.7		1,132		26	0.7
Construction		–	–		1,016		23	0.7
Tea		951	0.6		774		18	0.5
Petrochemicals		2,685	1.7		557		13	0.4
Rubber and rubber products		500	0.3		507		12	0.3
Food products		589	0.4		434		10	0.3
Other chemicals		–	–		7		–	–
Other(1)		14,687	9		14,659		339	9.6

Total gross restructured loans	Rs.	162,398	100.0%	Rs.	152,329	US$	3,520	100.0%

(1)	Others principally includes shipping, real estate, wood, non-bank finance companies, glass, computer software, agriculture, vegetable oil, fishing, printing, floriculture and leather.

The following table sets forth, at the dates indicated, gross other impaired loans by borrowers’ industry or economic activity and as a percentage of total gross other impaired loans.

	March 31, 2004			December 31, 2004
	(in millions, except percentages)
Power	Rs.	11,890	23.7%	Rs.	13,584	US$	314	34.9%
Consumer loans and credit card receivables		3,672	7.3		5,159		119	13.3
Petrochemicals		3,651	7.3		4,097		95	10.5
Basic chemicals		3,021	6.0		1,784		41	4.6
Iron and steel		5,632	11.2		1,456		34	3.7
Services		1,873	3.7		1,374		32	3.5
Electrical equipment		1,873	3.7		1,195		28	3.1
Textiles		2,351	4.7		1,063		25	2.7
Electronics		1,456	2.9		902		21	2.3
Food products		1,126	2.2		886		20	2.3
Transport equipment		1,784	3.6		721		17	1.9
Man-made fibers		884	1.8		677		16	1.7
Construction		1,160	2.3		543		13	1.4
Paper and paper products		950	1.9		535		12	1.4
Metal products		1,124	2.2		473		11	1.2
Plastics		684	1.4		403		9	1.0
Drugs		412	0.8		258		6	0.7
Rubber and rubber products		288	0.6		251		6	0.6
Other chemicals		259	0.5		249		6	0.6
Non-ferrous metals		253	0.5		242		6	0.6
Machinery		1,235	2.5		230		5	0.6
Cement		870	1.7		229		5	0.6
Fertilizers and pesticides		71	0.1		50		1	0.1
Sugar		70	0.1		11		–	–
Crude petroleum/refining		–	–		9		–	–
Other(1)		3,649	7.3		2,550		58	6.7

Total gross other impaired loans	Rs.	50,238	100.0%	Rs.	38,931	US$	900	100.0%

(1)	Includes non-bank finance companies, shipping, vegetable oil, health care, printing, computer software, road, wood, mineral product, glass, agriculture, fishing, trade, leather, gems and jewelry and mining.

The largest proportion of our restructured and other impaired loans was to the power, iron and steel, crude petroleum/refining, telecommunications and textiles industries. There is a risk that restructured and other impaired loans in each of these and other sectors could increase if Indian economic conditions deteriorate, there is a negative trend in global commodity prices or projects under implementation are unable to achieve profitable commercial operations.

Power. At December 31, 2004, we classified 3.0% of our total loans to the power sector as restructured loans and 35.1% as other impaired loans. Other impaired loans primarily include loans to a large private sector power generation project in the state of Maharashtra, the implementation of which is currently suspended on account of a dispute between the power project and the purchaser, the state electricity board. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement, including re-negotiation of the power tariff. The principal sponsor of the project has filed for bankruptcy in the United States. The assets of the project are in the possession of a receiver appointed by the High Court of Judicature at Bombay on a plea by the lenders to the project, including us. Efforts are continuing to sell the project to new sponsors.

Iron and steel. Until fiscal 2003, a persistent downward trend in international steel prices to historic lows had a significant impact on companies in this sector. In addition, a significant reduction in import tariffs in India led to price competition from certain countries, significantly reducing domestic prices. In fiscal 2004, the sector witnessed an increase in prices as well as an increase in exports resulting in overall improved performance. While most of the projects for which we have loans outstanding have now been completed, a part of these loans is for projects still under implementation. At December 31, 2004, we had classified 34.7% of our gross loans in this sector as restructured loans and 2.5% as other impaired loans.

Crude petroleum and refining. At December 31, 2004, we had classified 64.0% of our total loans to the crude petroleum and refining sector as restructured loans. Restructured loans include loans to a large private sector refinery project, the implementation of which was delayed due to natural calamities and other factors, resulting in an overrun in the cost of the project compared to the original appraised cost. The Corporate Debt Restructuring Forum has approved the restructuring of this project. See “Overview of the Indian Financial Sector – Corporate Debt Restructuring Forum” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Telecommunications. At December 31, 2004, we had classified 61.4% of our gross loans in this sector as restructured loans. Our restructured loans in this sector mainly include loans to a specific group of companies that have been restructured under the Corporate Debt Restructuring Forum.

Textiles. Over the last few years, the textiles sector was adversely affected by the impact of erratic monsoons on cotton production, the South-east Asian economic crisis, the small economic size and unviable capacity of several textile units and competitive pressures from other low cost textile producing countries. A substantial portion of our loans to this sector has been classified as impaired. At December 31, 2004, we had classified 55.8% of our gross loans in this sector as restructured loans and 3.9% as other impaired loans.

Interest Foregone

The amount of interest foregone by us in respect of loans on which accrual of interest was suspended at December 31, 2004, was Rs. 7.6 billion (US$ 176 million).

Allowance for Loan Losses

The following table sets forth, at the dates indicated, movements in our allowances for loan losses.

	December 31, 2003		March 31, 2004		December 31, 2004
	(in millions)
Aggregate allowance for loan losses at the beginning of the year	Rs.	54,219	Rs.	54,219	Rs.	66,767	US$	1,543
Add: Provisions for loan losses
Wholesale banking(1)		14,675		18,940		6,974		161
Working capital finance		(401)		77		(97)		(2)
Leasing and related activities (2)		49		(48)		(98)		(2)
Others (3)		965		1,086		1,725		40
Total provisions for loan losses	Rs.	15,289	Rs.	20,055		8,504	US$	197
Write offs		(1,555)		(7,507)		(1,555)		(36)

Aggregate allowance for loan losses at the end of the year	Rs.	67,953	Rs.	66,767	Rs.	73,716	US$	1,704
Ratio of net provisions for loan losses during the period to average loans outstanding(4)		2.4%		3.0%		1.5%

(1)	Includes project finance, corporate finance and receivables financing, excluding leasing and related activities. Provisions include unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.

(2)	Includes leasing and hire purchase.

(3)	Includes consumer loans and credit card receivables and bills discounted.

(4)	Annualised for the nine months ended December 31, 2004.

We conduct a comprehensive analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of the entire loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider past history of loan losses and value of underlying collateral. For further discussions on allowances for loan losses, see “Operating and Financial Review and Prospects – Summary for the nine months ended December 31, 2004, compared to the nine months ended December 31, 2003 – Provisions for Loan Losses” and “ – Critical Accounting Policies – Allowance for Loan Losses.”

Under US GAAP, the analysis of the provisions for restructured and other impaired loans requires that we take into account the time delay in our ability to foreclose upon and sell collateral. The net present value of a restructured and other impaired loan includes the net present value of the underlying collateral, if any. As a result, even though our loans are generally over-collateralized, additional allowances are required under US GAAP because US GAAP takes into account the time value of money.

Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, instalment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current ageing of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

For restructured and other impaired loans in excess of Rs. 100 million (US$ 2 million), which were 89.8% of our gross restructured and other impaired loan portfolio at December 31, 2004, we followed a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the classification detailed below for determining the allowance for loan losses.

Settlement Cases

In settlement cases allowances are calculated as per the scheme of settlement on an individual basis.

Enforcement Cases

Enforcement cases are those cases (excluding cases referred to the Board for Industrial and Financial Reconstruction or BIFR) in which we have commenced litigation. We expect that only the secured portion of these loans is recoverable, after a specified number of years from the date the loan is recalled. The realizable value of these loans on a present value basis is determined by discounting the estimated cash flow at the end of the specified number of years from the date of the recall by the average interest implicit in these loans.

Non-Enforcement BIFR Cases

Non-enforcement BIFR cases include cases which have been referred to the Board for Industrial and Financial Reconstruction, which are further categorized into accounts where the plant is under operation and accounts where the plant is closed. We expect that in accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments. In respect of those accounts where the plant is closed, we expect that the secured portion of the loan will be recoverable at the end of a specified number of years based upon historical experience.

Non-Enforcement Non-BIFR Cases and other loans

Non-enforcement non-BIFR cases include cases, which are neither under litigation nor referred to the Board for Industrial and Financial Reconstruction. This category is also divided into accounts where the plant is under operation and accounts where the plant is closed. We expect that in those accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments together with a recovery in interest due at a specified rate. In respect of those loans where the plant is closed, we expect that the secured portion of the loan will be recoverable over specified annual payments.

The following table sets forth, for the period indicated, the results of our restructured and other impaired loan classification scheme.

	At December 31, 2004
	Gross impaired loans		Percentage expected to be realized on a net present value basis	Impaired loans, net of allowance for loan losses
	(in millions, except percentages)
Gross principal greater than Rs. 100 million	Rs.	171,780	66.4%	Rs.	114,050
Settlement cases		612	70.4		431
Enforcement cases		3,872	66.7		2,582
Non-enforcement BIFR cases		1,772	38.8		687
Non-enforcement non-BIFR cases		13,223	42.5		5,620

Total	Rs.	191,259	64.5%	Rs.	123,370

We believe that the process for ascertaining allowance for loan losses described above adequately captures the known losses on our entire loan portfolio. We believe that our allowance for loan losses is adequate to cover all known losses in our portfolio.

BUSINESS

Overview

You should read the following summary together with the section “Business” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In the nine-month period ended December 31, 2004, we made a net profit of Rs. 5.25 billion (US$ 121 million) compared to a net profit of Rs. 2.32 billion (US$ 54 million) in the nine-month period ended December 31, 2003. In fiscal 2004, we made a net profit of Rs. 5.2 billion (US$ 120 million) compared to a net loss of Rs. 8.0 billion (US$ 184 million) in fiscal 2003. At December 31, 2004, we had assets of Rs. 1,634.7 billion (US$ 37.8 billion) and stockholders’ equity of Rs. 122.7 billion (US$ 2.8 billion).

We were organized under the laws of India as a private sector commercial bank in 1994. We were an affiliate company of ICICI. ICICI was organized under the laws of India in 1955 and together with its subsidiaries and affiliates was a diversified financial services group. In April 2002, ICICI and two of its subsidiaries, ICICI Personal Financial Services and ICICI Capital Services merged with and into us in an all-stock amalgamation.

We offer products and services in the areas of commercial banking to corporate and retail customers, both domestic and international, investment banking and other products including insurance.

Our commercial banking products and services for retail customers include both retail loans and retail liability products and services. We offer a wide range of retail credit products including home loans, automobile loans, commercial vehicle loans, two wheeler loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. We also offer loans and fee-based services to small enterprises, which include suppliers and dealers of large corporations, and clusters of small enterprises that have a homogeneous profile. We take rupee and foreign currency deposits from customers in India as well as non-resident Indians. Our deposit products include checking accounts and time deposits, with specific products for customers in various segments, such as student accounts, payroll accounts, accounts for small businesses and non-resident Indian accounts. We also offer retail bond products. Our other retail products and services include private banking, debit cards, fund transfer facilities and utility bill payment services. We also distribute third party investment products, including government of India Relief Bonds, mutual funds and insurance policies issued by our joint ventures, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. At year-end fiscal 2004, the Indian banking sector’s total retail credit outstanding was estimated at approximately 6.8% of India’s GDP. At December 31, 2004, the assets under management of the Indian mutual fund industry was approximately Rs. 1,505.4 billion (US$ 34.8 billion), which was equal to 9.4% of the aggregate domestic deposits of the scheduled commercial banks in India.

Our commercial banking operations for corporate customers include a range of products and services for India’s leading corporations and growth-oriented middle market businesses. Our products and services for corporate customers include loan products and fee and commission-based products and services. Our loan products consist of project finance, corporate finance and working capital loans, including cash credit facilities and bill discounting. Fee and commission-based products and services include documentary credits, standby letters of credit, project finance guarantees, cash management services, escrow and trust and retention accounts, cross-border trade services, payment services, custodial services and loan syndication. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We also offer agricultural financing products.

Our investment banking business includes our treasury operations. Our treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity, fixed income and foreign exchange, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. Through our treasury operations, we manage our balance sheet including the maintenance of required regulatory reserves and seek to optimize profits from our trading portfolio by taking advantage of market opportunities. There is no restriction on active management of our regulatory portfolio through sales and purchases of securities. Our investment banking business also includes corporate advisory services, including advice on financing and strategic transactions, underwriting and placement of equity offerings and brokering, and fixed income operations, including primary dealership in government securities and proprietary operations in various money market instruments, all of which are undertaken by ICICI Securities Limited, our investment banking subsidiary. Funds managed by our subsidiary ICICI Venture Funds Management Company Limited provide venture capital funding to start-up companies, as well as private equity to a range of companies.

Our other businesses include life insurance and non-life insurance. ICICI Prudential Life Insurance Company, our joint venture with Prudential plc, offers a range of life insurance products to individuals in India. ICICI Lombard General Insurance Company, our joint venture with Fairfax Financial Holdings Limited, through its subsidiary Lombard Canada Limited, offers property and other non-life insurance products to companies and individuals in India.

We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers. Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion by capturing market share in select international markets. We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We currently have subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh. We have also received regulatory approval to set up a representative office in South Africa and propose to establish a subsidiary in Russia. In September 2004, we filed an application for a branch license in Sri Lanka. In June 2004, we filed an application for a branch license in the United States with the Federal Reserve. In February 2005, we received approval from the Reserve Bank of India for establishing a branch in Hong Kong. We are in the process of applying to the Hong Kong Monetary Authority for a branch license.

We offer our customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, we have expanded our physical delivery channels, including bank branches and ATMs, in 348 centers throughout India at February 28, 2005.

We have consistently used technology to differentiate our products and services from those of our competitors. For example, we were among the first banks in India to offer Internet banking. At February 28, 2005, we had 7.9 million Internet banking accounts. At February 28, 2005, our call center had 2,246 workstations across two locations. We believe that currently, more than 70.0% of our retail customer induced banking transactions take place through non-branch channels. Our technology-driven products also include cash management services, mobile phone banking services and electronic commerce-based business-to-business and business-to-consumer banking solutions. To support our technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

Strategy

Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise.

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

—	maintaining and enhancing our strong retail franchise;

—	maintaining and enhancing our strong corporate franchise;

—	building an international presence; and

—	strengthening our insurance business.

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

Focus on Profitable, Quality Growth Opportunities by:

Maintaining and Enhancing our Strong Retail Franchise

We believe that the Indian retail financial services market is likely to continue to experience sustained growth. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged, on an incremental basis, as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. We are also focusing on growth in our retail deposit base to diversify our funding towards more stable and lower cost funding sources. We earn fee income from our commercial banking services to retail customers, including retail loan processing fees, credit card and debit card fees, and retail transaction fees. We have also entered the credit card acquiring business, in which we earn income on transactions executed at merchant point of sale terminals owned by us. We also offer our customers depositary share accounts and direct sales of third party mutual funds and government of India Relief Bonds, for which we earn fee income. Cross selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy. We will also continue to securitize a portion of the retail assets originated by us.

We have integrated our strategy with regard to small enterprises with our strategy for retail products and services. We are focusing on offering working capital loans and other banking products and services to suppliers or dealers of large corporations, and clusters of small enterprises that have a homogeneous profile.

Maintaining and Enhancing our Strong Corporate Franchise

Our commercial banking services to corporate customers will continue to focus on leveraging our strong corporate relationships and increased capital base to increase our market share in non-fund based working capital products and fee-based services. Our corporate lending activities will continue to focus on structured finance, corporate finance and working capital lending to highly rated corporations. We will also focus on achieving directed lending obligations to the agricultural sector through carefully structured credit products. The government policy focus on infrastructure development, including resolution of certain issues through legislation, and the repositioning and emerging global competitiveness of the Indian industry offer growth opportunities in the area of project financing. We believe that a number of Indian companies in both the public and private sector have significant investment plans for setting up infrastructure facilities as well as industrial production capacities. We will continue to focus on structuring and syndication of financing for large projects by leveraging our expertise in project financing, and on actively managing our project finance portfolio to reduce portfolio concentration and to manage portfolio risk. We view ourselves not only as a provider of project finance but also as an arranger and facilitator, creating appropriate financing structures that may serve as financing and investment vehicles for a wider range of market participants.

Our goal is to provide a comprehensive and integrated service to corporate treasurers through our client bankers. We aim to increase the cross selling of our products and services and maximize the value of our corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. We will continue to actively manage our asset portfolio through securitization of assets as well as through acquisition of credit portfolios from other institutions and banks, to diversify the portfolio, reduce long-term balance sheet exposures and maximize risk-adjusted returns.

Building an International Presence

We believe that the international markets present a major growth opportunity and have therefore expanded the range of our commercial banking products in international markets. According to Reserve Bank of India data, the aggregate amount of private transfers to India during fiscal 2004 was US$19.2 billion. Our initial strategy for growth in international markets is based on leveraging home country links for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. We have over the last few years built a large network of correspondent relationships across all major countries. Most of these countries have significant trade and other relationships with India.

We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We currently have subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh. We have also received regulatory approval to set up a representative office in South Africa and propose to establish a subsidiary in Russia. In addition, we have filed an application for a branch license in Sri Lanka and applied to the Federal Reserve for a branch license in the United States. We have entered into alliances with existing banks in various markets, to leverage our complementary capabilities, primarily the banks’ existing physical distribution network in the overseas markets and our India-linked products and services for the Indian community. We have entered into alliances with Lloyds TSB in the United Kingdom, Bank of Montreal in Canada, DBS Bank in Singapore, Emirates Bank in the United Arab Emirates and Wells Fargo in the United States.

With the establishment of a presence in key overseas locations, we aim to expand our offering to include local banking to non-resident Indians as well as to the broader local market. We propose to increase our scale of operations in each of these locations by launching appropriate products that leverage our technological capabilities and relative cost efficiencies.

Strengthen Our Insurance Business

Following the deregulation of the insurance sector in India, private sector companies were allowed to enter the insurance business. We have a joint venture partnership with Prudential plc of the United Kingdom for the life insurance business. We have a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company Limited, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance Company is the largest private sector life insurance company in India, with a market share of approximately 33% in the private sector based on new business premiums (excluding group insurance) in fiscal 2005 (through December 2004). ICICI Bank distributes life insurance policies issued by ICICI Prudential Life Insurance Company through ICICI Bank’s branch network, based on a customer referral arrangement.

In the non-life insurance sector, we have a joint venture with Fairfax Financial Holdings, through its subsidiary Lombard Canada Limited. We have a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company Limited, obtained the license to conduct general insurance business in August 2001 and subsequently commenced operations. ICICI Lombard General Insurance Company is the largest private sector general insurance company in India, with a market share of approximately 25% in the private sector in fiscal 2005 (through December 2004). ICICI Lombard General Insurance Company offers general insurance products to corporate and retail customers and seeks to capitalize on our customer relationships.

According to a study by Swiss Re, India’s total insurance premium as a percentage of GDP was 2.9% in 2003, which was relatively lower than countries such as the United Kingdom, Singapore and Malaysia. The key dimensions of our strategy for growth in the insurance business are innovative products, a wide distribution network, a prudent portfolio mix and sound risk management practices. In addition, we are focused on leveraging our corporate and retail customer base for cross selling insurance products.

Emphasize Conservative Risk Management Practices and Enhance Asset Quality

We believe that conservative risk management policies, processes and controls are critical for long-term sustainable competitive advantages in our business. Our Risk Management Group is an independent, centralized group responsible for establishing and implementing company-wide risk management policies, with an increasing focus on enhancing asset quality. An independent, centralized Compliance and Audit Group and a Middle Office Group monitor adherence to regulations, policies and procedures. We continue to build on our credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms. We expect to enter new product markets only after conducting detailed risk analysis and pilot testing programs.

To reduce risk, we have diversified our loan portfolio towards retail lending and shorter-term working capital, while continuing to focus on corporate lending to highly-rated corporate customers and structured finance. In addition, we seek to lower the credit risk profile of the project and corporate loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. We are also trying to mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. We seek to control credit risk in the retail loan portfolio, the small enterprises loan portfolio and the agricultural financing portfolio through carefully designed approval criteria and credit controls and efficient collection and recovery systems. We have placed emphasis on recruiting experienced retail credit professionals to staff our retail credit approval function. We have also established standards and investigative verification procedures for selection of our marketing and processing agents. While our lending to the agricultural sector and small scale industries to comply with the priority sector lending norms of the Reserve Bank of India may result in higher credit risk, we are seeking to develop appropriate credit approval criteria and credit delivery structures to mitigate this risk.

Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization. We believe we are the market driver in India in achieving early settlements with troubled borrowers, thus maximizing our cash flows from these loans. Our Special Asset Management Group has the responsibility for managing large impaired loans and accounts under watch.

Use Technology for Competitive Advantage

We seek to be at the forefront of technology usage in the financial services sector. Information technology is a strategic tool for our business operations to gain a competitive advantage and to improve overall productivity and efficiency of the organization. All of our technology initiatives are aimed at enhancing value, offering customer convenience and improving service levels while optimizing costs.

We expect to continue with our policy of making investments in technology to achieve a significant competitive advantage. The key objectives behind our information technology strategy continue to be:

•	building a cost-efficient distribution network to accelerate the development of our retail franchise;

•	enhancing cross selling and client segmenting capability by using analytical tools and efficient data storage and retrieval systems;

•	improving credit risk and market risk management; and

•	improving product and client profitability analysis.

Attract and Retain Talented Professionals

We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We have been successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, treasury, technology and marketing. Recruitment is a key management activity and we continue to attract graduates from the premier Indian business schools as well as employees with other professional qualifications. Recruitment and assimilation of talented professionals from other organizations is a key element of our strategy.

Our management team is committed to enhancing shareholder value and our performance targets seek to meet this primary objective. We believe we have created the right balance of performance bonuses, stock options and other economic incentives for our employees so that they will be challenged to develop business, achieve profitability targets and control risk. We intend to continuously re-engineer our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall profitability.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at March 4, 2005, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	9.71	71,531,991
General Insurance Corporation of India and government-owned general insurance companies	5.82	42,821,453
Other government-controlled institutions, corporations and banks	0.31	2,291,015

Total government-controlled shareholders	15.84	116,644,459

Other Indian investors:
Individual domestic investors (1) (2)	6.81	50,107,871
Bajaj Auto Limited	3.10	22,790,381
Indian corporates and others (excluding Bajaj Auto Limited)	1.73	12,754,854
Mutual funds and banks (other than government-controlled banks)	1.41	10,400,046

Total other Indian investors	13.05	96,053,152

Total Indian investors	28.89	212,697,611

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary	21.73	160,025,318
Allamanda Investments Pte. Limited	9.00	66,234,627
HWIC Asia Fund	4.61	33,965,361
Government of Singapore	4.20	30,958,244
Foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians (excluding Allamanda Investments Pte. Limited, HWIC
Asia Fund and Government of Singapore) (2)	31.57	232,444,015
Total foreign investors	71.11	523,627,565

Total	100.00	736,325,176

(1)	Executive officers and directors as a group held less than 0.5% of the equity shares as of this date.

(2)	No single shareholder in this group owned 5.0% or more of our equity shares as of this date.

In April 2004, we issued 115,920,758 equity shares to foreign and domestic institutional investors and domestic retail investors at a price of Rs. 280 (US$ 6) per share, totaling Rs. 32.5 billion (US$ 750 million).

We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. There is no shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. The government of India has guaranteed certain of our domestic and multilateral borrowings. Under the terms of these loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board. We invite a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India, generally their respective chairman, on our board. Mr. P.C. Ghosh, the then chairman of the General Insurance Corporation of India was appointed as a director effective January 31, 2003. Mr. S.B. Mathur, the then chairman of Life Insurance Corporation of India was appointed as a director effective January 29, 2004. See “Management—Directors and Executive Officers” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus for a discussion of the composition of our board of directors.

Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas, as depositary, which owned approximately 21.7% of our equity shares as of March 4, 2005, could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See “Overview of the Indian Financial Sector – Recent Structural Reforms – Proposed Amendments to the Banking Regulation Act” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. Except as stated above, no shareholder has differential voting rights. See also “Recent Developments – Restriction on Foreign Ownership of Indian Securities” and “Supervision and Regulation – Reserve Bank of India Regulations – Ownership Restrictions” included elsewhere in this prospectus and “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by the bank. Compliance with all regulatory requirements, including the requirements discussed in this section, is evaluated with respect to financial statements under Indian GAAP.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

ICICI Bank, being licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for impaired assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

Banks are required to obtain licenses from the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India.

Capital Adequacy Requirements

ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices, 1998, require ICICI Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve pursuant to the Indian Income-tax Act as reduced by equity investments in subsidiaries, intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank’s deferred tax asset to be treated as an intangible asset and deducted from its Tier 1 capital.

Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt. The government of India, while announcing its budget for fiscal 2006, proposed to permit banks to issue preference shares. See also “Overview of the Indian Financial Sector – Recent Structural Reforms – Proposed Amendments to the Banking Regulation Act” in our annual report on Form 20-F for fiscal 2004, which is incorporated by reference in this prospectus. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. Tier 2 capital cannot exceed Tier 1 capital.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Standby letters of credit or financial guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. In December 2004, the Reserve Bank of India increased the risk weights on housing loans from 50.0% to 75.0% and on consumer credit including personal loans and credit card receivables from 100.0% to 125.0% as a temporary counter-cyclical measure given the rapid growth of this segment.

Effective March 31, 2001, banks and financial institutions were required to assign a risk weight of 2.5% in respect of the entire investment portfolio to cover market risk, over and above the existing risk weights for credit risk in non-government and non-approved securities. In fiscal 2002, with a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the Reserve Bank of India advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank’s investment portfolio within a period of five years, by fiscal 2006. This reserve has to be computed with respect to investments in “held for trading” and “available for sale” categories. Investment fluctuation reserve is included in Tier 2 capital. In June 2004, the Reserve Bank of India issued guidelines on capital for market risk. The guidelines prescribe the method of computation of risk-weighted assets in respect of market risk. The aggregate risk weighted assets are required to be taken into account for determining the capital adequacy ratio. Banks would be required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) by year-end fiscal 2005 and securities included under available for sale category by year-end fiscal 2006.

In February 2005, the Reserve Bank of India issued draft guidelines for implementation of the revised capital adequacy framework of the Basel Committee. These draft guidelines which are proposed to be effective from April 1, 2006, prescribe a 75% risk weight for retail credit exposures, differential risk weights for other credit exposures linked to their credit rating, and a capital charge for operational risk based on a factor of 15% of the sum of a bank’s net interest income and non-interest income (excluding extraordinary income).

Loan Loss Provisions and Non-Performing Assets

In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP.

The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI Bank’s loans, debentures, lease assets, hire purchases and bills are set forth below.

Asset Classification

Until year-end fiscal 2003, an impaired asset (also called non-performing assets pursuant to the Reserve Bank of India guidelines) was an asset in respect of which any amount of interest or principal was overdue for more than two quarters. In particular, an advance was an impaired asset where:

•	interest and/or installment of principal remained overdue for a period of more than 180 days in respect of a term loan;

•	the account remained “out-of-order” for a period of more than 180 days in respect of an overdraft or cash credit;

•	the bill remained overdue for a period of more than 180 days in case of bills purchased and discounted;

•	interest and/or principal remained overdue for two harvest seasons but for a period not exceeding two half years in the case of an advance granted for agricultural purposes; and

•	any amount to be received remained overdue for a period of more than 180 days in respect of other accounts.

Effective fiscal 2004, banks are now required to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Interest in respect of impaired assets is not recognized or credited to the income account unless collected.

In line with the Reserve Bank of India master circular on income recognition, asset classification and provisioning pertaining to advances portfolio of banks, issued in July 2004, non-performing assets are classified as described below.

Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months (12 months effective year-end fiscal 2005). In such cases, the current net worth of the borrower / guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets. Assets that are non-performing assets for more than 18 months (12 months effective year-end fiscal 2005). A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank India inspection but the amount has not been written off fully.

There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured standard asset can be restructured by reschedulement of principal repayment and/or the interest element, but must be separately disclosed as a restructured asset. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines are applicable to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See “Overview of the Indian Financial Sector – Recent Structural Reforms — Corporate Debt Restructuring Forum” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•	Standard Assets. A general provision of 0.25% is required.

•	Sub-Standard Assets. A general provision of 10.0% is required.

•	Doubtful Assets. A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers. Until year-end fiscal 2004, in cases where there was a secured portion of the asset, depending upon the period for which the asset remained doubtful, a 20.0% to 50.0% provision was required to be taken against the secured asset as follows:

•	Up to one year: 20.0% provision

•	One to three years: 30.0% provision

•	More than three years: 50.0% provision

In July 2004, the Reserve Bank of India introduced additional provisioning requirements for non-performing assets classified as ‘doubtful for more than three years’. Effective year-end fiscal 2005, 100.0% provision will have to be made for the secured portion of assets classified as doubtful for more than three years on or after April 1, 2004. For the secured portion of assets classified as doubtful for more than three years at March 31, 2004, a provision of 60.0% will have to be made by year-end fiscal 2005, 75.0% by year-end fiscal 2006 and 100.0% by year-end fiscal 2007.

•	Loss Assets. The entire asset is required to be written off or provided for.

•	Restructured Assets. A provision is made equal to the net present value of the reduction in the rate of interest on the loan over its maturity.

While the provisions indicated above are mandatory, a higher provision in a loan amount is required if considered necessary by the management.

Regulations relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of Reserve Bank of India, which are now in effect, are as follows:

•	The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies and financing of public sector disinvestment.

•

Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, operating expenses, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,608) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

•	In terms of Section 20(1) of the Banking Regulation Act, a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956, or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that ‘loans or advances’ shall not include any transaction which Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of such section. ICICI Bank is in compliance with these requirements.

Legislation introduced in the Parliament of India to amend the Banking Regulation Act has proposed to prohibit lending to relatives of directors and to non-subsidiary companies that are under the same management as the banking company, joint ventures, associates or the holding company of the banking company. See also “The Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

Regulations relating to Sale of Assets to Asset Reconstruction Companies

The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

In November 2004, the government of India issued an ordinance amending the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the ‘Securitisation Act’). The

Securitisation Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Securitisation Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The ordinance also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the ordinance permits a lender to take over the business of a borrower under the Securitisation Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Directed Lending

Priority Sector Lending

The Reserve Bank of India requires commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit, and 1.0% of the previous year’s net bank credit required to be lent under the Differential Rate of Interest scheme. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits can be for a period of one year or five years.

The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its net bank credit on the residual portion of its advances (i.e., the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of the total net bank credit of ICICI Bank.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s net bank credit is required to be in the form of export credit. ICICI Bank provides export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Credit Exposure Limits

As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group).

The limits currently set by the Reserve Bank of India are as follows:

•

Exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

•	Capital funds is the total capital as defined under capital adequacy norms (Tier 1 and Tier 2 capital).

•	Non-fund based exposures are calculated at 100.0% and in addition, banks include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective April 1, 2003.

ICICI Bank is in compliance with these limits.

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. ICICI Bank has fixed a ceiling of 12.0% on its exposure to any one industry (other than retail loans) and monitors its exposures accordingly.

Regulations relating to Investments and Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0% of total advances (including commercial paper) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank’s net worth. Pursuant to the terms of the Reserve Bank of India’s approval for the amalgamation, ICICI’s project finance related investments are excluded from the computation of these limits for a period of five years from the amalgamation. In addition, the Reserve Bank of India has approved the exclusion of specific equity investments acquired by conversion of debt under restructuring schemes approved by the Corporate Debt Restructuring Forum. The Reserve Bank of India also announced that it will permit banks to have a higher level of capital market exposure subject to specific approval of the Reserve Bank of India on fulfillment of certain criteria.

In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory Liquidity Ratio securities as at the end of the preceding fiscal year. These guidelines will not apply to investments in security receipts issued by securitization or reconstruction companies registered with Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines are effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005.

In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank’s capital including Tier 2 capital and free reserves. In July 2004, the Reserve Bank of India imposed a ceiling of 10.0% of capital funds (Tier 1 plus Tier 2 capital) on investments by banks and financial institutions in equity shares, preference shares eligible for capital status, subordinated debt instruments, hybrid debt capital instruments and any other instrument approved as in the nature of capital, issued by other banks and financial institutions. Investments in the instruments which are not deducted from Tier I capital of the investing bank or financial institution, will attract 100.0% risk weight for credit risk for capital adequacy purposes. Further, banks and financial institutions cannot acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5.0% of the investee bank’s equity capital. Banks with investments in excess of the prescribed limits were required to apply to the Reserve Bank of India with a roadmap for reduction of the exposure. The Reserve Bank of India may permit a higher level of shareholding in case of restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry. We have equity shareholding in excess of the prescribed limits in two Indian private sector banks, Federal Bank Limited and South Indian Bank Limited, and have submitted a roadmap for reduction of our shareholding to the Reserve Bank of India.

Consolidated Supervision Guidelines

In fiscal 2003, the Reserve Bank of India issued guidelines for consolidated accounting and consolidated supervision for banks. These guidelines became effective April 1, 2003. The principal features of these guidelines are:

Consolidated Financial Statements. Banks are required to prepare consolidated financial statements intended for public disclosure.

Consolidated Prudential Returns. Banks are required to submit to the Reserve Bank of India, consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries. Compliance on a consolidated basis is required in respect of the following main prudential norms:

•	Single borrower exposure limit of 15.0% of capital funds (20.0% of capital funds provided the additional exposure of up to 5.0% is for the purpose of financing infrastructure projects);

•	Borrower group exposure limit of 40.0% of capital funds (50.0% of capital funds provided the additional exposure of up to 10.0% is for the purpose of financing infrastructure projects);

•	Deduction from Tier 1 capital of the bank, of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

•	Consolidated capital market exposure limit of 2.0% of consolidated advances and 10.0% of consolidated net worth.

ICICI Bank is in compliance with these guidelines, except for the consolidated capital market exposure limits. ICICI Bank has submitted to the Reserve Bank of India that the limit of 2.0% of consolidated advances and 10.0% of consolidated net worth effectively reduces the standalone capital market exposure limit of 5.0% of advances and 20.0% of net worth.

In June 2004, the Reserve Bank of India published the report of a working group on monitoring of financial conglomerates, which proposed the following framework:

•	identification of financial conglomerates that would be subjected to focused regulatory oversight;

•	monitoring intra-group transactions and exposures and large exposures of the group to outside counter parties;

•	identifying a designated entity within each group that would collate data in respect of all other group entities and furnish the same to its regulator; and

•	formalising a mechanism for inter-regulatory exchange of information.

The framework covers entities under the jurisdiction of the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the National Housing Bank and would in due course be extended to entities regulated by the proposed Pension Fund Regulatory and Development Authority. The Reserve Bank of India has identified ICICI Bank and its related entities as a financial conglomerate with ICICI Bank as the designated entity responsible for reporting to the Reserve Bank of India.

Banks’ Investment Classification and Valuation Norms

Based on the comments to the Report of the Informal Group on Banks’ Investment Portfolio, the Reserve Bank of India finalized its guidelines on categorization and valuation of banks’ investment portfolio. These guidelines were effective from September 30, 2000. The salient features of the guidelines are given below.

•	The entire investment portfolio is required to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available for sale. Held to maturity includes securities acquired with the intention of being held up to maturity; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available for sale includes securities not included in held to maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

•	Held to maturity investments compulsorily include (a) recapitalization bonds, (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance. Held to maturity investments also include any other investment identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of the total investment excluding recapitalization bonds and debentures.

•	Profit on the sale of investments in the held to maturity category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India (PDAI) jointly with the Fixed Income Money Market and Derivatives Association of India (FIMMDA) serves as the “market value” for investments in available for sale and held for trading securities.

•	Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category.

•	Profit or loss on the sale of investments in both held for trading and available for sale categories is taken in the income statement.

•	Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available for sale is generally not permitted.

In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 25.0% of the demand and time liabilities. The Reserve Bank of India has permitted banks to transfer additional securities to the held to maturity category as a one time measure during fiscal 2005, in addition to the transfer permitted under the earlier guidelines. The transfer would be done at the lower of acquisition cost, book value or market value on the date of transfer.

Held to maturity securities are not marked to market and are carried at acquisition cost or at an amortized cost if acquired at a premium over the face value.

Available for sale and held for trading securities are valued at market or fair value as at the balance sheet date. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. Net appreciation in each basket, if any, that is not realized is ignored, while net depreciation is provided for.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies should be valued at the net asset value announced periodically by the asset reconstruction company based on the valuation of the underlying assets.

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank concerned should ratify such action.

Prohibition on Short-Selling

The Reserve Bank of India does not permit short selling of securities by banks. The Reserve Bank of India has permitted banks to sell government of India securities already contracted for purchase provided the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle.

Regulations relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may only pay interest of up to 3.5% per annum on savings deposits. In respect of savings and time deposits accepted from employees, ICICI Bank is permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

Until October 31, 2004, domestic time deposits have a minimum maturity of 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 34, 666) with effect from April 19, 2001) However, effective November 1, 2004, in order to provide uniformity in the tenor of term deposits, banks have been permitted by the Reserve bank of India to reduce the minimum tenor of domestic/ NRO term deposits even below Rs. 1.5 million (US$ 34,666) from 15 days to 7 days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years. Starting April 1998, the RBI has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs. 1. 5 million (US$ 34, 666) and above; and

•	Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

We stipulate a minimum balance of Rs. 10,000 (US$ 231) for a non-resident rupee savings deposit. Interest rates on non-resident rupee term deposits of one to three years maturity are not permitted to exceed the LIBOR/

SWAP rates for US dollar of corresponding maturity. Interest rates on non-resident rupee savings deposits are not permitted to exceed the LIBOR/SWAP rate for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter.

Regulations relating to Knowing the Customer and Anti-Money Laundering

The Parliament of India has passed the Prevention of Money Laundering Act in 2002. However, the provisions of this Act are yet to be declared effective by the Government of India.

The Reserve Bank of India has issued detailed guidelines to banks on “Know Your Customer” and “Anti-Money Laundering” in November 2004. Banks are required to comply with this guideline by December 31, 2005. The key features of these guidelines are:

•	Banks should develop a clear customer acceptance policy laying down explicit criteria for acceptance of customers and define the parameters for risk perception of the customers. A profile of the customer should be prepared based on the risk categorization of the customer. Banks have been advised to apply enhanced due diligence for high-risk customers.

•	Banks should follow customer identification procedures while establishing a banking relationship, carrying out a financial transaction or when the bank has a doubt about the authenticity or veracity or the adequacy of the previously obtained customer identification data. Banks need to obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended nature of banking relationship.

•	Banks are advised to undertake the monitoring of transactions depending on the risk sensitivity of the account. Banks should pay special attention to all complex, unusually large transactions and all unusual patterns, which have no apparent economic or visible lawful purpose. In particular, bank may prescribe threshold limits for a particular category of accounts and pay particular attention to the transactions, which exceed these limits.

Foreign Currency Dealership

The Reserve Bank of India has granted ICICI Bank a full-fledged authorized dealers’ license to deal in foreign exchange through its designated branches. Under this license, ICICI Bank has been granted permission to:

•	engage in foreign exchange transactions in all currencies;

•	open and maintain foreign currency accounts abroad;

•	raise foreign currency and rupee denominated deposits from non resident Indians;

•	grant foreign currency loans to on-shore and off-shore corporations;

•	open documentary credits;

•	grant import and export loans;

•	handle collection of bills, funds transfer services;

•	issue guarantees; and

•	enter into derivative transactions and risk management activities that are incidental to its normal functions authorized under its organizational documents.

ICICI Bank’s foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, ICICI Bank is required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

Authorized dealers, like ICICI Bank, are required to determine their limits on open positions and maturity gaps in accordance with the Reserve Bank of India’s guidelines and these limits are approved by the Reserve Bank of India. Further, ICICI Bank is permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Ownership Restrictions

The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like ICICI Bank, cannot exceed 74.0% of the paid-up capital and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49.0% of the paid-up capital.

The Reserve Bank of India’s acknowledgement is required for the acquisition or transfer of a bank’s shares which will take the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to equivalent of 5.0% or more of its total paid up capital. Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, Reserve Bank of India may take into account various factors including, but not limited to the acquirer or transferee’s integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

While granting acknowledgement for acquisition or transfer of shares that takes the acquirer’s shareholding to 10.0% or more and up to 30.0% of a private sector bank’s paid-up capital, Reserve Bank of India may consider additional factors, including but not limited to:

•	the source and stability of funds for the acquisition and ability to access financial markets as a source of continuing financial support for the bank,

•	the business record and experience of the applicant including any experience of acquisition of companies,

•	the extent to which the acquirer’s corporate structure is in consonance with effective supervision and regulation of its operations; and

•	in case the applicant is a financial entity, whether the applicant is a widely held entity, publicly listed and a well established regulated financial entity in good standing in the financial community.

While granting acknowledgement for acquisition or transfer of shares that takes the acquirer’s shareholding to 30.0% or more of a private sector bank’s paid-up capital, Reserve Bank of India may consider additional factors, including but not limited to whether or not the acquisition is in the public interest and shareholder agreements and their impact on the control and management of the bank’s operations.

In February 2005, the Reserve Bank of India issued guidelines on ownership and governance in private sector banks. This policy became effective from February 28, 2005. The key provisions of the guidelines on ownership are:

•	No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10.0% of the paid up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India’s prior approval;

•	In respect of corporate shareholders, the objective will be to ensure that no entity or group of related entities has a shareholding in excess of 10.0% in the corporate shareholder. In case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well regulated;

•	The Reserve Bank of India may permit a higher level of shareholding in case of restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

•	Banks would be responsible for compliance of the “fit and proper” criteria for shareholders on an ongoing basis; and

•	Banks with shareholders with holdings in excess of the prescribed limit would have to indicate a plan for compliance.

Restrictions on Payment of Dividends

In April 2004, the Reserve Bank of India issued guidelines stating that a bank would require the prior approval of the Reserve Bank of India for payment of dividends if any of the following conditions are not satisfied:

•	The bank had a capital adequacy ratio of at least 11.0% for the preceding two completed years and the accounting year for which it proposes to declare dividend;

•	The bank had a net non-performing asset ratio of less than 3.0%;

•	The dividend payout ratio (computed after excluding extraordinary income and before considering dividend distribution tax) should not exceed 33.33%;

•	The proposed dividend should be payable out of the current year’s profit; and

•	The financial statements should be free of any qualifications by the statutory auditors, which have an adverse bearing on the profit during that year. In case of any qualification to that effect, the net profit should be suitably adjusted while computing the dividend payout ratio.

Subsidiaries and Other Investments

ICICI Bank requires the prior permission of Reserve Bank of India to incorporate a subsidiary. ICICI Bank is required to maintain an “arms’ length” relationship in respect of its subsidiaries and in respect of mutual funds sponsored by it in regard to business parameters such as taking undue advantage in borrowing/lending funds, transferring/ selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary and financing its clients through them when it itself is not able or not permitted to do so. ICICI Bank and its subsidiaries have to observe the prudential norms stipulated by Reserve Bank of India, from time to time, in respect of its underwriting commitments. Pursuant to such prudential norms, ICICI Bank’s underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15% of an issue. ICICI Bank also requires the prior specific approval of Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (lower of 30.0% of the paid up capital of the investee company and 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. Further investment by ICICI Bank in a subsidiary, financial services company, financial institution cannot exceed 10.0% of its paid-up capital and reserves and its aggregate investments in all such companies and financial institutions put together cannot exceed 20.0% of its paid-up capital and reserves.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 2,304) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering.

The Reserve Bank of India issued guidelines on External Commercial Borrowings vide its Master Circular in July 2004, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects.

Legal Reserve Requirements

Cash Reserve Ratio

A banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. The government of India while announcing its budget for fiscal 2006 proposed to remove these minimum and maximum levels. On September 11, 2004, the Reserve Bank of India announced an increase in the cash reserve ratio from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004.

The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

•	inter-bank liabilities;

•	liabilities to primary dealers; and

•	refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and effective September 18, 2004, pays interest in the balance at 3.5% per annum. Prior to that date, the rate of interest paid was the bank rate (currently 6.0%).

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation (Amendment) and Miscellaneous Provisions Bill, 2003 recently introduced in the Parliament of India proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also “Overview of the Indian Financial Sector – Recent Structural Reforms – Proposed Amendments to the Banking Regulation Act” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. The government of India while announcing its budget for fiscal 2006 also proposed to remove these minimum and maximum levels.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of the profits of each year before dividends. If there is an appropriation from this account, the bank is required to report the same to the Reserve Bank of India within 21 days, explaining the circumstances leading to such appropriation. The government of India may, on the recommendation of the Reserve Bank of India, exempt a bank from requirements relating to its reserve fund.

Payment of Dividend

Pursuant to the provisions of the Banking Regulation Act, a bank can pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The Indian government may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. We have been exempted from this provision in respect of expenses relating to the Early Retirement Option offered by us in fiscal 2004. We have obtained permission from the Reserve Bank of India to write off these expenses over a five-year period in our Indian GAAP accounts.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

Only banks incorporated before January 15, 1937 can issue preferential shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.5 billion (US$ 81 million). The government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years, though ICICI Bank is a bank incorporated after January 15, 1937.

Legislation introduced in the Parliament of India proposes to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by an shareholder in a banking company and allow banks to issue redeemable and non-redeemable preference shares. See also “Overview of the Indian Financial Sector – Recent Structural Reforms – Proposed Amendments to the Banking Regulation Act” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Restrictions on Investments in a Single Company

No bank may hold shares in any company exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is empowered under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, banks are required to report to the Reserve Bank of India on aspects such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The Reserve Bank of India conducts annual inspections of banks in India under the provisions of the Banking Regulation Act. The inspection report, along with the report on actions taken by ICICI Bank, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by it to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director & CEO. We undertake a regular dialogue with the Reserve Bank of India on the issues raised in the reports of these inspections. These reports are strictly confidential and the Reserve Bank of India does not permit their disclosure. All disclosures in this prospectus are on the basis of our financial statements and management records.

The Reserve Bank of India also conducts on-site supervision of selected branches of ICICI Bank with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other wholetime directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and wholetime directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI Bank. Further, the Reserve Bank of India may order meetings of our board of directors to discuss any matter in relation to ICICI Bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of the shareholders of ICICI Bank to elect new directors. ICICI Bank cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on ‘fit and proper’ criteria for directors of banks.

Issue of Bonus Shares

ICICI Bank would require the prior permission of Reserve Bank of India and its shareholders’ approval to issue bonus shares.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating floating charge on ICICI Bank’s undertaking or property. Currently, all ICICI Bank’s borrowings including bonds are unsecured.

Secrecy Obligations

ICICI Bank’s obligations relating to maintaining secrecy arise out of common law principles governing its relationship with its customers. ICICI Bank cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

•	where disclosure is required to be made under any law;

•	where there is an obligation to disclose to the public;

•	where ICICI Bank needs to disclose information in its interest; and

•	where disclosure is made with the express or implied consent of the customer.

ICICI Bank is required to comply with the above in furnishing any information to any parties. ICICI Bank is also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a bankers’ book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Regulations governing Offshore Banking Units

The government and Reserve Bank of India have permitted banks to set up Offshore Banking Units in Special Economic Zones, which are specially delineated duty free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. ICICI Bank has an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to Offshore Bank Units include, but are not limited to, the following:

•	No separate assigned capital is required. However, the parent bank is required to provide a minimum of US$ 10 million to its Offshore Banking Unit.

•	Offshore Banking Units are exempt from cash reserve ratio requirements.

•	Reserve Bank of India may exempt a bank’s Offshore Banking Unit from statutory liquidity ratio requirements on specific application by the bank.

•	An Offshore Banking Unit may not enter into any transactions in foreign exchange with residents in India, unless such a person is eligible to enter into or undertake such transactions under the Foreign Exchange Management Act, 1999.

•	All prudential norms applicable to overseas branches of Indian banks apply to Offshore Banking Units.

•	Offshore Banking Units are required to adopt liquidity and interest rate risk management policies prescribed by Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank’s board of directors at prescribed intervals,

•	Offshore Banking Units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

•	Offshore Banking Units may operate and maintain balance sheets only in foreign currency.

•	Offshore Banking Units may not lend to domestic companies only in the form of External Commercial Borrowings under applicable foreign exchange regulations and the aggregate of such loans cannot exceed 25.0% of an Offshore Banking Unit’s liabilities.

•	The loans and advances of Offshore Banking Units would not be reckoned as net bank credit for computing priority sector lending obligations.

•	Offshore Banking Units must follow the Know Your Customer guidelines and must be able to establish the identity and address of the participants in a transaction, the legal capacity of the participants and the identity of the beneficial owner of the funds.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. ICICI Bank is subject to Securities and Exchange Board of India regulations for its capital issuances, as well as its underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, brokering and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. ICICI Bank is required to adhere to a code of conduct applicable for these activities.

Public Financial Institution Status

ICICI was a public financial institution under the Indian Companies Act, 1956. The special status of public financial institutions is also recognized under other statutes including the Indian Income-tax Act, 1961, Sick Industrial Companies (Special Provisions) Act, 1985 and Recovery of Debts Due to Banks and Financial Institutions Act, 1993. ICICI Bank is not a public financial institution. As a public financial institution, ICICI was entitled to certain benefits under various statutes. These benefits included the following:

•	For income tax purposes, ICICI’s deposits and bonds were prescribed modes for investing and depositing surplus money by charitable and religious trusts. Since ICICI Bank is a scheduled bank, its deposits and bonds are also prescribed modes for investment by religious and charitable trusts.

•	The government of India had permitted non-government provident, superannuation and gratuity funds to invest up to 40.0% of their annual accretion of funds in bonds and securities issued by public financial institutions. Further, the trustees of these funds could at their discretion invest an additional 20.0% of such accretions in these bonds and securities. These funds can invest up to only 10.0% of their annual accretion in bonds and securities issued by private sector banks, such as ICICI Bank.

•	Indian law provides that a public financial institution cannot, except as provided by law or practice, divulge any information relating to, or to the affairs of, its customers. ICICI Bank has similar obligations relating to maintaining secrecy arising out of common law principles governing its relationship with its customers.

•	The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of debt recovery tribunals for recovery of debts due to any bank or public financial institution or to a consortium of banks and public financial institutions. Under this Act, the procedures for recoveries of debt were simplified and time frames were fixed for speedy disposal of cases. Upon establishment of the debt recovery tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. This Act applies to banks as well as public financial institutions and therefore applies to ICICI Bank.

ICICI’s cessation as a public financial institution would have constituted an event of default under certain of ICICI’s loan agreements related to its foreign currency borrowings. Prior to the amalgamation becoming effective, such event of default was waived by the respective lenders pursuant to the terms of such foreign currency borrowing agreements.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the Securitisation Act. As a bank, ICICI Bank is entitled to certain benefits under various statutes including the following:

•	The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

•	The Sick Industrial Companies Act, 1985, provides for reference of sick industrial companies, to the Board for Industrial and Financial Reconstruction. Under the Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR.

•	The Securitisation Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can without court approval take over management control of a borrower company upon default and/or sell assets charged as security, in accordance with the provisions of the Securitisation Act.

Income Tax Benefits

As a banking company, ICICI Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

•	ICICI Bank is allowed a deduction of up to 40.0% of its taxable business income derived from the business of long-term financing (defined as loans and advances extended for a period of not less than five years) which is transferred to a special reserve, provided that the total amount of this reserve does not exceed two times the paid-up share capital and general reserves. ICICI Bank is entitled to this benefit because it is a financial corporation. Effective fiscal 1998, if a special reserve is created, it must be maintained and if it is utilized, it is treated as taxable income in the year in which it is utilized.

•

ICICI Bank is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of ICICI Bank’s total business income, computed before making any deductions permitted pursuant to the Indian Income-tax Act, to the extent of 10.0% of the aggregate average advances made by its rural branches computed in the manner prescribed. ICICI Bank has the option of claiming a deduction in respect of the provision made by it for any assets classified pursuant to the Reserve Bank of India’s guidelines as doubtful or loss assets to the extent of 10.0% of the amount of such assets as on the last day of the year.

•	ICICI Bank is eligible to issue tax saving bonds approved in accordance with the provisions of the Indian Income-tax Act. The subscription to such bonds by certain categories of investors is a prescribed mode of investing for the purposes of availing of a tax rebate.

•	For income tax purposes, ICICI Bank’s deposits and bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts.

Regulations governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of ICICI Bank offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. In May 2002, the Parliament of India approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents.

Regulations governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence.

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK Limited is authorized by the Financial Services Authority, which granted our application under Part IV of the Financial Services and Markets Act, 2000 on August 8, 2003. Our wholly-owned subsidiary in Canada, ICICI Bank Canada, was incorporated on September 12, 2003 as a Schedule II Bank in Canada. ICICI Bank Canada has obtained the approval of the Canada Deposit Insurance Corporation (CDIC) for deposit insurance and is regulated by the Office of the Superintendent of Financial Institutions.

Offshore Branches

In Singapore, we have an offshore branch, regulated by the Monetary Authority of Singapore. The Branch is allowed to accept deposits from Singapore residents with a minimum size of US$ 100,000 or S$ 250,000. It is also subject to minimum reserve requirements with respect to its Domestic Banking Unit book. The Asian Currency Unit book is not subject to reserve requirements, but the Branch is required to maintain minimum adjusted capital funds of S$ 10 million. In Bahrain, we have an offshore branch, regulated by the Bahrain Monetary Agency. The branch is permitted to transact banking business with approved financial institutions within Bahrain and individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain.

Representative Offices

Our representative office in New York in the United States is licensed and regulated by the State of New York Banking Department and the Federal Reserve Board. Our representative office in Dubai in the United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai in China is regulated by the China Banking Regulatory Commission. Our representative office in Bangladesh is regulated by the Bangladesh Bank.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth as of March 4, 2005, certain information with respect to beneficial ownership of our equity shares by:

•	all of our officers and directors as a group;

•	each shareholder known to us to be the beneficial owner of 5% or more of our equity shares;

•	each selling shareholder who beneficially owns 1% or greater of our equity shares; and

•	all other selling shareholders as a group who each beneficially own less than 1% of our equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the “SEC”), which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 4, 2005. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. Except as otherwise noted below, the address for each person listed on the table is c/o ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India.

The share numbers and percentages listed below are based on 736.3 million equity shares outstanding, and include shares issuable upon exercise of outstanding options or warrants within 60 days of March 4, 2005. Amounts representing less than 1% are indicated with an “*.”

Name and Address of Beneficial Owner	Beneficial Ownership of Principal Shareholders Prior to the Offering		Number of Equity Shares Offered(1)	Beneficial Ownership of Principal Shareholders After the Offering(1)
	Number	Percentage		Number	Percentage
Directors and Executive Officers:
All directors and officers, as a group (29 persons)(2)	6,173,991	*
5% or Greater Shareholders
Life Insurance Corporation of India	71,531,991	9.71
Yogakshema Jeevan Bima Marg Mumbai 400 021, India
Allamanda Investments Pte. Limited(3)	66,234,627	9.00
5th Floor Anglo Mauritius House 4 Intendance Street Port Louis, Mauritius
Selling Shareholders
Selling shareholders who own 1% or greater of our outstanding equity shares

All other selling shareholders as a group who each beneficially own less than 1% of our equity shares, as a group

(1)	Assuming no exercise of the underwriters’ over-allotment option.

(2)	Includes options, which are immediately exercisable or exercisable within 60 days of March 4, 2005, to purchase 2,607,474 equity shares.

(3)	Allamanda Investments Private Limited is wholly-owned by Asia Financial Holdings Private Limited, which is wholly- owned by Fullerton Management Private Limited, which is wholly-owned by Temasek Holdings (Private) Limited.

THE INDIAN INVITATION TO PARTICIPATE

We prepared and distributed in India an invitation to participate dated February 26, 2005 which invited holders of our equity shares to offer their equity shares for sale in this offering, pursuant to Indian regulations in this regard. Our invitation to participate was mailed only to holders of our equity shares to their addresses of record in India. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to participate. Under Indian law, an issuer in India such as us can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. Sponsorship does not mean we are purchasing or causing the purchase of the equity shares directly or indirectly or recommending that holders participate in the offering. We are not purchasing any equity shares in this transaction. Equity shares will solely be purchased by the underwriters from the selling shareholders for sale in this offering. We have obtained the approval of the Foreign Investment Promotion Board as required by Indian regulations.

Under the terms of the invitation to participate, the related letter of transmittal, letter of renunciation, escrow agreement and other documents, the shares to be sold by the selling shareholders are being held in escrow by The Western India Trustee & Executor Company Limited, as escrow agent, until such time as they are required to be deposited with us, as custodian on behalf of Deutsche Bank Trust Company Americas, the depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

DESCRIPTION OF EQUITY SHARES

For a description of our equity shares, see the section “Description of Equity Shares,” which is incorporated by reference in this prospectus (see “Incorporation of Documents by Reference”).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas, as depositary, will issue the ADRs evidencing the ADSs. Each ADS will represent an ownership interest in two equity shares. The equity shares will be deposited with us, as custodian. Our office, as custodian, is located at Empire Complex, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India. The depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. The section “Description of the American Depositary Shares,” which is incorporated by reference in this prospectus (see “Incorporation of Documents by Reference”) assumes that you hold your ADSs directly. If you hold the ADSs indirectly, you will hold your ADSs through The Depository Trust Company (“DTC”) and you must rely on the procedures of your brokers or other financial institutions to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Euroclear and Clearstream Banking are direct participants. DTC’s book entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., The American Stock Exchange, LLC and the National Association of Securities Dealers, Inc.

It is DTC’s current practice, upon receipt of any cash payment, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the ADSs as shown on DTC’s records. Payments by participants to holders of beneficial interests in the ADSs and voting by participants will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” Disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the holders of beneficial interests in the ADSs will be the responsibility of direct and indirect participants.

As the depositary will actually be the legal owner of the equity shares, you must rely on it to exercise the rights of a shareholder. The obligations of the depositary are set out in a deposit agreement among Deutsche Bank Trust Company Americas, you, as an ADS holder, and us. The deposit agreement and the ADSs are generally governed by New York law.

The section “Description of the American Depositary Shares,” which is incorporated by reference in this prospectus (see “Incorporation of Documents by Reference”) contains a summary of the material provisions of the deposit agreement. As it is a summary, it does not contain all the information that may be important to you.

For more complete information, you should read the entire deposit agreement and the ADR. Copies of the deposit agreement and the form of ADR will be available for inspection at the Corporate Trust Office of the depositary and at the office of the custodian set forth above.

Voting Rights

You will have no voting rights with respect to the deposited equity shares. The depositary will exercise voting rights in respect of the deposited equity shares as directed by our board of directors. However, under the Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the company’s total voting power. As a result, the depositary, which owned approximately 21.7% of our equity shares as of January 20, 2005, can vote only 10.0% of our equity shares. The depositary will not, under any circumstances, be obliged to exercise any discretion in relation to the exercise or non-exercise of voting rights.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the depositary facility, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted under “Recent Developments – Restriction on Foreign Ownership of Indian Securities” included elsewhere in this prospectus and “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

GOVERNMENT OF INDIA APPROVALS

The approval of the Foreign Investment Promotion Board is required for this offering in accordance with the Reserve Bank of India regulations relating to sponsored ADS offerings. Pursuant to such regulations, an issuer in India, such as us, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify that:

•	the ADSs must be offered at a price determined by the lead manager of such offering;

•	all equity holders may participate;

•	the issuer must obtain special shareholder approval; and

•	the proceeds must be repatriated to India within 30 days of the closure of the issue.

The Foreign Investment Promotion Board granted its approval of this offering in its letter dated February 22, 2005. Further, our equity shareholders have approved this offering by way of resolution passed by way of a postal ballot.

Shareholders resident outside India that intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

See “Recent Developments – Restriction on Foreign Ownership of Indian Securities” included elsewhere in this prospectus and “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

TAXATION

Indian Tax

The following discussion is the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. The discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India whether of Indian origin or not (each a “non-resident”) is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. The Finance Bill, 2005 was introduced in the Parliament of India on February 28, 2005. Until the Finance Bill is enacted, investors may avail the beneficial provisions as proposed by the Finance Bill in accordance with the provisions of section 294 of the Act.

The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

For the purpose of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax payable by the shareholders. However, we are required to pay tax at the rate of 13.1% (14% for fiscal 2006 as proposed by the Finance Bill, 2005) on the dividends distributed by us. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian capital gains tax in the hands of the transferor. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the rate of tax is 10.2% (including education cess) where the total income does not exceed Rs. 850,000 (US$ 19,644) (Rs. 1,000,000 (US$ 23,110) for fiscal 2006 as proposed by the Finance Bill, 2005) or 11.22% (including applicable surcharges and an additional surcharge by way of education cess) where the total income exceeds Rs. 850,000 (US$ 19,644) (Rs. 1,000,000 (US$ 23,110) for fiscal 2006 as proposed by the Finance Bill, 2005). Where the equity share has been held for 12 months or less, the rate of tax varies and the gain will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Income-tax Act, subject to a maximum of 41.82% (including applicable surcharges and education cess) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. The Finance (No. 2) Act, 2004, introduced the securities transaction tax effective October 1, 2004, which is levied on purchase/sale transactions of equity shares entered into on a recognized stock exchange in India at the specified rates in accordance with the provisions of Chapter VII thereunder. The transaction of equity shares entered into on a recognised stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.075% (0.1% effective from June 1, 2005 as proposed by the Finance Bill, 2005), on the value of the transaction, payable by both the seller and the buyer. In cases where securities transaction tax is payable, the resulting long-term capital gains will be exempt from tax and short-term capital gains will be taxable at a lower tax rate of 10.2% (including education cess) where the total income does not exceed Rs. 850,000 (US$ 19,644) (Rs. 1,000,000 (US$ 23,110) for fiscal 2006 as proposed by the Finance Bill, 2005) or 11.22% (including applicable surcharges and an additional surcharge by way of education cess) where the total income exceeds Rs. 850,000 (US$ 19,644) (Rs. 1,000,000 (US$ 23,110) for fiscal 2006 as proposed by the Finance Bill, 2005). For transactions that are not subject to securities transaction tax, the normal capital gains tax regime will apply. During the period that the underlying equity shares are held by non-resident investors following a transfer from the depositary upon redemption, the provisions of a double taxation treaty entered into by the government of India with the country of residence of the non-resident investors will apply in determining the taxation of any capital gains arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date on which the depositary advises the custodian to redeem receipts in exchange for underlying equity shares, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence on the date of advice of redemption by the depositary.

Rights

Distributions to non-resident investors of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian tax in the hands of the non-resident investor.

It is unclear whether capital gains derived from the sale of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty to another non-resident investor will be subject to Indian capital gains tax. If the rights are deemed by the Indian tax authorities to be situated within India, because our situs is in India, then the capital gains realized on the sale of rights will be subject to customary Indian capital gains taxation as discussed above.

Stamp Duty

A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for Indian stamp duty applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form subject to a maximum of Rs. 20 per share certificate. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form.

As per the Finance Act, 2004, all delivery based sales on a recognized stock exchange in India of equity shares are subject to transaction tax at the rate of 0.075% of the value of the securities transacted.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 10.2% (including applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Taxation

In the opinion of Davis Polk & Wardwell, the following are the material US federal income tax consequences of purchasing, owning and disposing of ADSs or equity shares to the US Holders described herein, but is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This discussion does not address US state, local and non-US tax consequences. The discussion applies only to US Holders who hold ADSs or equity shares as capital assets for US federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or equity shares as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons that own or are deemed to own 10.0% or more of ICICI Bank’s equity shares.

As used herein, a “US Holder” is a beneficial owner of ADSs or equity shares that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreements will be performed in accordance with its terms.

For US federal income tax purposes, if a US Holder own an ADS, such holder should generally be treated as the owner of the equity shares underlying the ADS. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by actions taken by parties to whom ADSs are pre-released.

Please consult your tax adviser with regard to the application of the US federal income tax laws to the ADSs or equity shares in your particular circumstances, as well as any tax consequences arising under the laws of any US state, local or other taxing jurisdiction.

This discussion assumes that ICICI Bank is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Dividends

Distributions received by US Holders with respect to the ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares, will constitute foreign-source dividend income for US federal income tax purposes to the extent paid out of ICICI Bank’s current or accumulated earnings and profits, as determined in accordance with US federal income tax principles. The amount of the dividend a US Holder will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by the US Holder (in the case of equity shares) regardless of whether the payment is converted into US dollars on the date of receipt. If a US Holder realizes gain or loss on a sale or other disposition of rupees, it will be US-source ordinary income or loss. Corporate US Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by ICICI Bank. Subject to applicable limitations, dividends received by certain non-corporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15.0%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. A US Holder will not be able to claim a US foreign tax credit for any Indian taxes paid by ICICI Bank with respect to distributions on ADSs or equity shares (as discussed under “Taxation – Indian Tax – Taxation of Distributions”).

Taxation of Capital Gains

A US Holder will generally recognize US-source capital gain or loss for US federal income tax purposes on the sale or other disposition of ADSs or equity shares, which will be long-term capital gain or loss if the ADSs or equity shares were held for more than one year. The amount of gain or loss will be equal to the difference between the US Holder’s tax basis in the ADSs or equity shares disposed of and the amount realized on the disposition. Under certain circumstances as described under “Taxation – Indian Taxation – Taxation on Sale of ADSs or Equity Shares,” a US Holder may be subject to Indian tax upon the sale or other disposition of equity shares. US Holders should consult their own tax advisers with respect to their ability to credit this Indian tax against their US federal income tax liability.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a passive foreign investment company (a “PFIC”) for its current taxable year or in the foreseeable future. ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury regulations that provide that certain restricted assets (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank’s income and assets from time to time. In general, a foreign corporation is a PFIC for any taxable year if: (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed Treasury regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank’s income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year.

If ICICI Bank were treated as a PFIC for any taxable year during which a US Holder held an ADS or equity share and such holder has not made the mark-to-market election, as described below, such holder will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a US Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of ADSs or equity shares, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a US Holder would be allocated ratably over the holder’s holding period for the ADSs or equity shares. The amounts allocated to the taxable year of the disposition and to any year before ICICI Bank became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable years. Further, any distribution in respect of ADSs or equity shares in excess of 125.0% of the average of the annual distributions on ADSs or equity shares received by a US Holder during the preceding three years or such holder’s holding period, whichever is shorter, would be subject to taxation as described above.

If the ADSs or equity shares are “regularly traded” on a “qualified exchange,” a US Holder may make a mark-to-market election. The ADSs or equity shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs or equity shares, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are “qualified” for this purpose. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for US federal income tax purposes.

If a US Holder makes the mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of the ADSs or equity shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a US Holder makes the election, such holder’s basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares will be treated as ordinary income.

If a US Holder owns ADSs or equity shares during any year in which ICICI Bank is a PFIC, such holder must file Internal Revenue Service Form 8621.

In addition, if ICICI Bank were to be treated as a PFIC in a taxable year in which it pays a dividend or for the prior taxable year, the 15.0% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, such holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against such holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We, the selling shareholders and the underwriters for the offering, or the Underwriters, named below have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, including, without limitation the successful completion of the Indian invitation to participate, each Underwriter has severally agreed to purchase from the selling shareholders the number of ADSs indicated in the following table. Merrill Lynch International, Morgan Stanley & Co. International Limited and UBS AG are the representatives of the Underwriters.

Underwriters	Number of ADSs
Merrill Lynch International
Morgan Stanley & Co. International Limited
UBS AG

Total	19,206,825

The Underwriters are, provided certain conditions are satisfied, committed to take and pay for all of the ADSs being offered by this prospectus, if any are taken, other than the ADSs covered by the option described below.

In addition, the Underwriters have an option to buy up to an additional 2,881,025 ADSs, representing up to an additional 5,762,050 equity shares, from the selling shareholders. They may exercise that option within seven days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the Underwriters will severally, subject to the conditions set forth in the underwriting agreement, purchase additional ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase 2,881,025 additional ADSs, representing up to an additional 5,762,050 equity shares.

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per ADS
Total

The ADSs sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to US$             per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

Our ADSs are quoted on the New York Stock Exchange under the symbol “IBN.” Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange and The Stock Exchange, Mumbai.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$960,000, including registration fees of US$54,096, estimated printing fees of US$150,000, estimated legal fees and expenses of US$600,000 and estimated accounting fees and expenses of US$150,000.

The selling shareholders are paying all the expenses of the offering, including underwriting discounts and commissions, except listing expenses which are borne by us, and except that the Underwriters are paying for expenses of the offering, up to a maximum amount of 0.5% of the gross aggregate proceeds of the offering (before deducting underwriting discounts and commissions, and expenses), and reasonable costs and expenses relating to investor presentations on any “road shows” undertaken in connection with the marketing of the offering.

We have agreed with the Underwriters not to issue any equity shares, ADSs or securities convertible into or exchangeable for ADSs or equity shares or any similar securities during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except with the prior written consent of the representatives, and subject to certain exceptions.

A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The representatives of the Underwriters may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the Underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.

The Underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.

In order to facilitate the offering of ADSs, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the Underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Any of these activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The Underwriters and certain of their affiliates have been and are currently our clients to whom we provide, from time to time, ordinary course commercial banking services.

From time to time, the Underwriters and certain of their affiliates have provided and continue to provide commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.

As of February 28, 2005, affiliates of Merrill Lynch International, Morgan Stanley & Co. International Limited and UBS AG owned approximately (i) 2,430,810, (ii) 2,178,982, and (iii) 2,945,423 of our equity shares, respectively. These affiliates of the Underwriters have chosen to sell a portion of their equity shares and are participating in the Indian invitation to participate on a pari passu basis and upon the same terms and conditions applicable to all holders of our equity shares. Gross proceeds to these affiliates of the Underwriters are estimated to be approximately US$             (and approximately US$             if the Underwriters exercise their option to purchase additional ADSs in full).

The number of shares being sold by the selling shareholders in the offering, including those that may be sold by affiliates of our Underwriters, will not be determined until the closing of the Indian invitation to participate, which will occur shortly before pricing of the offering. As such, there is a possibility that 10% or more of the net offering proceeds, not including underwriting compensation, may be paid to NASD members participating in the distribution of the offering or associated or affiliated persons of such members. In such an event, the offering will be made pursuant to the provisions of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

We and the selling shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

We have been advised by the Underwriters that Merrill Lynch International expects to make offers and sales in the United States through its registered broker-dealer affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated and UBS AG expects to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

The representatives of the Underwriters may be contacted at the following address: Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom; Morgan Stanley & Co. International Limited, Cabot Square, Canary Wharf, London E14 4UA, United Kingdom; and UBS AG, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a disclosure document under Part 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), will not be lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act.

Accordingly, (i) the offer of ADSs under this prospectus is only made to persons to whom it is lawful to offer ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (ii) this prospectus will be made available in Australia to persons set forth in (i) above, and (iii) the Underwriters must send the offeree a notice stating in substance that by accepting the offer of ADSs, the offeree represents that it is such a person as set forth in (i) above and agrees not to sell or offer for sale with Australia any ADSs sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Canada. The ADS will not be sold in Canada or to residents of Canada other than in compliance with applicable Canadian securities laws (“Canadian Securities Laws”). Without limiting the foregoing, each

Underwriter will only make offers and sales of the ADSs included in this offering in Canada or to residents of Canada (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under the Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws.

France. The ADSs will not be offered or sold, directly or indirectly, to the public in the Republic of France and all offers and sales of ADSs will be made in the Republic of France only to qualified investors as defined and in accordance with Articles L.411-1 and L.411-2 of the French Code monétaire et financier and Decree No 98-880 dated October 1, 1998 relating to offers to qualified investors. In addition, neither this prospectus nor any offering material relating to the ADSs has been distributed or caused to be distributed or will be distributed or caused to be distributed in the Republic of France, other than to those investors to whom offers and sales of the ADSs may be made as described in this paragraph.

Germany. This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 8, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstlienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. No ADSs have been offered or sold, no ADSs may be offered or sold, and no copies of this prospectus or any document relating to the ADSs may be distributed, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and no steps have been, or will be, taken which would constitute a public offering of the ADSs in Germany.

Hong Kong. The ADSs will not be offered or sold in Hong Kong by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws in Hong Kong) will be issued other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Italy. The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) no ADSs have been offered, sold or delivered, no ADSs may be offered sold or delivered, and no copies of this prospectus or any other document relating to the ADSs may be distributed, in the Republic of Italy, unless such offer, sale or delivery of ADSs or distribution of copies of this prospectus or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996, and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

Japan. The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Netherlands. The ADSs will not be offered, distributed, transferred, delivered or sold, directly or indirectly, in or from The Netherlands as part of any initial distribution or as part of any re-offering, and the ADSs will not be distributed or any other document in respect of the offering in or from The Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade business within the meaning of article 2 of the Exemption Regulation under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”) (which includes banks, brokers, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises, who or which regularly trade or invest in securities in a professional capacity).

Singapore. This prospectus has not been registered as an offering memorandum or information memorandum with the Monetary Authority of Singapore. No advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. No ADSs may be offered or sold, no ADSs will be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act,

•	to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Switzerland. This prospectus does not constitute a offering memorandum within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). This Offer or the ADSs have not been and will not be approved by any Swiss regulatory authority.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (U.A.E.). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other U.A.E. exchange.

United Kingdom. The ADSs may not be offered or sold prior to the date six months after the date of delivery of the ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All sales of ADSs will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to the offering and the ADSs in, from or otherwise involving the United Kingdom. No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us.

LEGAL MATTERS

Certain US legal matters will be passed upon for us by Davis Polk & Wardwell, our US counsel, and for the underwriters by Latham & Watkins LLP, US counsel to the underwriters. The validity of the ADSs offered by us in this prospectus and the validity of the equity shares represented by the ADSs and certain other Indian legal matters will be passed upon by Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel, and by Little & Co., Indian counsel to the underwriters. Davis Polk & Wardwell may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. and Latham & Watkins LLP may rely upon Little & Co. with respect to all matters of Indian law.

EXPERTS

Our consolidated balance sheets as of March 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity, cash flows and other comprehensive income for each of the years in the three-year period ended March 31, 2004 have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited condensed interim consolidated financial statements as of December 31, 2004 and 2003, and for the nine months then ended, included herein, KPMG LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their report with respect thereto, included herein, states that they did not audit and they do not express an opinion on such condensed interim consolidated financial statements. Accordingly, the degree of reliance on their report on such condensed interim statements should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited condensed interim financial statements because that report is not a report or a part of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We will furnish to you, through the depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our equity shares.

We are subject to the registration requirements of the Securities Exchange Act of 1934, as amended and, in accordance with this act, we file annual reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	The sections “Description of Equity Shares” and “Description of the American Depositary Shares” of the Preliminary Prospectus contained in our registration statement on Form F-1 filed on March 27, 2000 (File No. 333-30132);

•	Our annual report on Form 20-F for the fiscal year ended March 31, 2004 filed on September 30, 2004; and

•	All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of the offering of the offered ADSs.

Our annual report on Form 20-F for the fiscal year ended March 31, 2004 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements and our unaudited consolidated financial statements for the nine months ended and at December 31, 2004 and December 31, 2003 are prepared in accordance with US GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Mr. Rakesh Jha or Mr. Anindya Banerjee

ICICI Bank Limited

ICICI Bank Towers

Bandra-Kurla Complex

Mumbai 400051

India

Tel. No.: 011-91-22-2653-6157

Tel. No.: 011-91-22-2653-7131

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

ICICI Bank Limited

We have reviewed the accompanying condensed consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of December 31, 2004, the related condensed consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for each of the nine months periods ended 31 December 2004 and 2003. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2004, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated May 22, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. The United States dollar amounts are presented in accompanying condensed consolidated financial statements solely for the convenience of the readers and have been translated into United States dollar on the basis described in Note 1 to the consolidated financial statements.

London, United Kingdom	KPMG LLP

January 27, 2005.

Unaudited Consolidated Balance Sheets

In millions, except share data

	As of March 31, 2004		As of December 31, 2004		Convenience translation into US$ As of December 31, 2004

Assets
Cash and cash equivalents	Rs.	98,985	Rs.	138,284	US$	3,196
Trading assets		75,155		15,281		353
Securities:
Available for sale		296,605		349,930		8,087
Non-readily marketable equity securities		8,621		5,555		128
Venture capital investments		5,142		3,488		81
Investments in affiliates		3,619		3,307		76
Loans, net of allowance for loan losses, security deposits and unearned income		728,520		856,597		19,797
Customers’ liability on acceptances		65,142		95,735		2,213
Property and equipment, net		23,183		23,805		550
Assets held for sale		4,829		5,587		129
Goodwill		5,403		6,785		157
Intangible assets, net		4,513		4,074		94
Deferred tax assets		7,937		11,820		273
Interest and fees receivable		6,529		12,908		298
Other assets		74,948		101,541		2,348

Total assets	Rs.	1,409,131	Rs.	1,634,697	US$	37,780

Liabilities
Interest bearing deposits	Rs.	611,178	Rs.	737,629	US$	17,047
Non-interest bearing deposits		73,777		91,269		2,109
Trading liabilities		26,079		40,051		926
Short-term borrowings		57,364		58,324		1,348
Bank acceptances outstanding		65,142		95,735		2,213
Long-term debt		373,449		353,600		8,172
Redeemable preferred stock		944		1,019		24
Taxes and dividends payable		20,180		20,730		479
Deferred tax liabilities		614		505		12
Other liabilities		84,829		112,010		2,589

Total liabilities	Rs.	1,313,556	Rs.	1,510,872	US$	34,919

Commitments and contingencies (Note 8)

Minority interest		1,050		1,102		25

Stockholders’ equity:
Common stock at Rs. 10 par value: 1,550,000,000 shares authorized as of March 31, 2004 and December 31, 2004; Issued and outstanding 616,391,905 and 735,928,149 shares as of March 31, 2004 and December 31, 2004, respectively		6,164		7,359		170
Additional paid-in capital		65,341		96,686		2,234
Retained earnings		18,279		17,302		400
Deferred compensation		—		(74)		(2)
Accumulated other comprehensive income		4,741		1,450		34

Total stockholders’ equity		94,525		122,723		2,836

Total liabilities and stockholders’ equity	Rs.	1,409,131	Rs.	1,634,697	US$	37,780

See accompanying notes to the unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

In millions, except share data

	For the nine months ended December 31,				Convenience translation into US$ For the nine months ended December 31,
	2003		2004		2004
Interest and dividend income
Interest and fees on loans	Rs.	51,436	Rs.	51,499	US$	1,190
Interest and dividends on securities		12,305		11,285		261
Interest and dividends on trading assets		2,150		1,432		33
Interest on balances and deposits with banks		802		1,024		24
Other interest income		1,197		1,573		36

Total interest and dividend income		67,890		66,813		1,544

Interest expense
Interest on deposits		22,592		23,175		536
Interest on long-term debt		29,404		23,620		546
Interest on short-term borrowings		1,207		1,606		37
Interest on trading liabilities		1,454		1,221		28
Other interest expense		63		120		3

Total interest expense		54,720		49,742		1,150

Net interest income		13,170		17,071		394
Provision for loan losses		15,289		8,504		197

Net interest income/(loss) after provision for loan losses		(2,119)		8,567		197

Non-interest income
Fees, commission and brokerage		6,024		12,086		279
Net gain/(loss) on trading activities		3,783		(1,119)		(26)
Net gain/(loss) on venture capital investments		(36)		40		1
Net gain/(loss) on other securities		8,732		3,373		78
Net gain on sale of loans and credit substitutes		3,370		3,841		89
Foreign exchange income/(loss)		1,244		1,611		37
Software development and services		753		1,094		25
Gain/(loss) on sale of property and equipment		338		(63)		(1)
Rent		98		120		3
Transaction processing services		1,206		2,189		51
Other non-interest income		125		321		7

Total non-interest income		25,637		23,493		543

Non-interest expense
Salaries and employee benefits		7,843		8,174		189
General and administrative expenses		11,840		15,268		353
Amortization of intangible assets		455		453		10

Total non-interest expense		20,138		23,895		552

Income before equity in earning of affiliates, minority interest, income taxes and cumulative effect of accounting changes		3,380		8,165		188
Equity in earning/(loss) of affiliates		(336)		(1,254)		(29)
Minority interest		10		(2)		—

Income/(loss) before income taxes and cumulative effect of accounting changes		3,054		6,909		159
Income tax (expense)/benefit		(730)		(1,658)		(38)
Net income	Rs.	2,324	Rs.	5,251	US$	121

Earnings per equity share: Basic (Rs.)	Rs.	3.79	Rs.	7.24	US$	0.17

Earnings per equity share: Diluted (Rs.)	Rs.	3.76	Rs.	7.19	US$	0.17

Weighted average number of equity shares used in computing earnings per equity share (millions)

Basic		614		725
Diluted		619		731

See accompanying notes to the unaudited consolidated financial statements.

Unaudited Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income

In millions, except share data

	Common Stock No. of shares(1)	Amount	Additional paid- in capital		Retained earnings		Deferred compensation		Accumulated other comprehensive Income, net of tax		Total stockholder’s equity
Balance as of March 31, 2003	613,034,404	Rs.6,127		Rs.64,863		Rs.18,246		Rs.—		Rs.2,977		Rs.92,213
Common stock issued on exercise of stock options	2,267,038	23		301		—		—		—		324
Receipt of calls in arrears	—	3				—		—		—		3
Forfeiture of shares	—	—		—		—		—		—		—
Amortization of compensation	—	—		—		—		—		—		—
Comprehensive income
Net income/(loss)	—	—		—		2,324		—		—		2,324
Net unrealized gain/(loss) on securities, net of realization (net of tax)	—	—		—		—		—		3,880		3,880
Translation adjustments (net of tax)	—	—		—		—		—		(64)		(64)
Comprehensive income/ (loss)	—	—		—		—		—		—		6,140
Cash dividends declared (Rs. 7.5 per common share)	—	—		—		(5,186)		—		—		(5,186)

Balance as of December 31, 2003	615,301,442	Rs.6,153		Rs.65,164		Rs.15,384		Rs.—		Rs.6,793		Rs.93,494

Balance as of December 31, 2003 (US$)		142		1,506		356				157		2,161
Balance as of March 31, 2004	616,391,905	6,164		Rs.65,341		Rs.18,279		Rs.—		Rs.4,741		Rs.94,525
Common stock issued	115,920,758	1,158		30,744								31,902
Common stock issued on exercise of stock options	3,678,236	37		493								530
Compensation related to employee stock option plan	—	—		108		—		(108)		—		—
Amortization of compensation	—	—		—		—		34		—		34
Comprehensive income	—	—		—		—		—		—		—
Net income/(loss)	—	—		—		5,251		—		—		5,251
Net unrealized gain/(loss) on securities, net of realization (net of tax)	—	—		—		—		—		(3,285)		(3,285)
Translation adjustments (net of tax)	—	—		—		—		—		(6)		(6)
Comprehensive income/ (loss)	—	—		—		—		—		—		1,960
Cash dividends declared (Rs. 7.5 per common share)	—	—		—		(6,228)		—		—		(6,228)

Balance as of December 31, 2004	735,990,899	7,359	Rs.	96,686	Rs.	17,302	Rs.	(74)	Rs.	1,450	Rs.	122,723

Balance as of December 31, 2004 (US$)		170		2,234		400		(2)		34		2,836

See accompanying notes to the unaudited consolidated financial statements.

1)	Restated for reverse acquisition.

Unaudited Consolidated Statements of Cash Flows

In millions, except share data

	For the nine months ended December 31,				Convenience translation into US$ For the nine months ended December 31,
	2003		2004		2004
Operating activities
Net income/(loss)	Rs.	2,324	Rs.	5,251	US$	121
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Provision for loan and other credit losses		15,289		8,504		197
Depreciation		2,259		2,594		60
Amortization		(1,168)		(413)		(10)
Amortization of discounts and expenses on borrowings		707		349		8
Deferred income tax		(2,959)		(5,322)		(123)
Unrealized loss/(gain) on trading assets		(249)		2,423		56
Unrealized loss/(gain) on venture capital Investments		36		(40)		(1)
Other than temporary decline in value of other securities		936		635		15
Undistributed equity in (earning)/loss of affiliates		384		1,417		33
Minority interest		(10)		2		—
(Gain)/loss on sale of property and equipment, net		(338)		63		1
(Gain)/loss on sale of securities available for sale		(8,732)		(3,373)		(78)
Gain on sale of loans		(3,370)		(3,841)		(89)
Change in assets and liabilities
Trading account assets		5,418		57,451		1,328
Interest and fees receivable		3,045		(6,379)		(147)
Other assets		(7,589)		(27,417)		(634)
Trading account liabilities		197		13,972		323
Taxes payable		2,503		550		13
Other liabilities		4,102		27,306		631

Net cash (used in)/provided by operating activities		12,785		73,732		1,704

Investing activities
Purchase of available for sale securities		(414,098)		(162,773)		(3,762)
Purchase of venture capital investments		(250)		(231)		(5)
Purchase of non-readily marketable equity securities		(282)		(1,854)		(43)
Proceeds from sale of available for sale securities		388,577		109,461		2,530
Proceeds from sale of venture capital investments		407		978		23
Proceeds from sale of non-readily marketable equity securities		1,174		4,920		114
Origination of loans, net		(29,738)		(131,570)		(3,040)
Purchase of property and equipment		(3,894)		(3,420)		(79)
Proceeds from sale of property and equipment		464		141		3
Investments in affiliates		(2,351)		(1,105)		(26)
Payment for business acquisition, net of cash acquired		(1,322)		(1)		—

Net cash (used in)/provided by investing activities		(71,187)		(185,454)		(4,285)

Unaudited Consolidated Statements of Cash Flows

In millions, except share data

	For the nine months ended December 31,				Convenience translation into US$ For the nine months ended December 31,
	2003		2004		2004
Financing activities
Increase in deposits, net	Rs.	121,814	Rs.	143,986	US$	3,328
Proceeds/ repayment from short-term borrowings, net		(6,878)		960		22

Proceeds from issuances of long-term debt		48,042		49,923		1,154
Repayment of long term debt		(75,707)		(70,121)		(1,621)
Proceeds from issuance of common stock		327		32,501		751
Cash dividends paid		(5,186)		(6,228)		(144)

Net cash provided by/(used in) financing activities		82,412		151,021		3,490

Net increase/(decrease) in cash and cash equivalents		24,010		39,299		908
Cash and cash equivalents at the beginning of the period		72,453		98,985		2,288

Cash and cash equivalents at the end of the period	Rs.	96,463	Rs.	138,284	US$	3,196

Supplementary information:
Cash paid for:
Taxes	Rs.	4,336	Rs.	4,797	US$	111
Non-cash items:
Foreclosed assets		5,041		5,630		130
Conversion of loan to equity shares		1,115		373		9
Change in unrealized gain/(loss) on securities available for sale, net		3,880		(3,285)		(76)
Acquisitions
Fair value of net assets acquired, excluding cash and cash equivalents		642		—		—
Shares issued		2,193,213		119,536,244		—

See accompanying notes to the unaudited consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

1.    Significant accounting policies

Overview

ICICI Bank Limited (ICICI Bank) together with its subsidiaries and affiliates (collectively, the Company) is a diversified financial services group providing a variety of banking and financial services including project and corporate finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking, broking and insurance. Further, the Company also has interests in the software development, software services and business process outsourcing businesses. The Company is headquartered in Mumbai, India.

Effective April 1, 2002, ICICI Bank (which for periods prior to April 1, 2002 is referred to as the “acquiree”) and ICICI Limited (ICICI) consummated a transaction whereby shareholders of ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition for financial reporting purposes with ICICI (the “acquirer”) as the accounting acquirer.

Basis of preparation

The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US GAAP). In the opinion of the management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation, have been reflected. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the annual report in Form 20F.

The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported income and expense for the reporting period. The Company makes estimates for valuation of derivatives and securities, where no ready market exists, determining the level of allowance for loan losses and assessing recoverability of goodwill, intangible assets and deferred tax assets. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Certain financial information that is normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America, but is not required for interim reporting purposes has been condensed or omitted.

Solely for the convenience of the readers, the unaudited consolidated financial statements as of and for the period ended December 31, 2004, have been translated into United States dollar at the noon buying rate in New York City on December 31, 2004, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 43.27. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on December 31, 2004, or at any other certain date.

Equity issue

Subsequent to March 31, 2004, the Company issued common stock consisting of 115,920,758 equity shares (including 6,992,187 equity shares issued by exercise of green shoe option) of Rs. 10 each at a premium of Rs. 270 per share aggregating Rs. 32,457.8 million under the Prospectus dated April 12, 2004. The expenses of the issue have been charged to the additional paid in capital account, in accordance with the objects of the issue stated in the Prospectus.

Notes to the Unaudited Consolidated Financial Statements (Continued)

Stock-based compensation

The Company uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

In December 2002, FASB issued SFAS No. 148 Accounting for Stock Based Compensation-transition and disclosures, an amendment of FASB No. 123. SFAS No. 148 amends SFAS No. 123. Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002.

Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have changed to the amounts indicated below.

	For the nine months period ended December 31,
	2003		2004
Net income/(loss) (in millions)
As reported	Rs.	2,324	Rs.	5,251
Add: Stock based employee compensation expense included in reported net income, net of tax effects		—		34
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects		(234)		(357)

Pro forma net income/(loss)		2,090		4,928

Earnings/(loss) per share: Basic (in Rs.)
As reported		3.79		7.24
Pro forma		3.41		6.80
Earnings/(loss) per share: Diluted (in Rs.)
As reported		3.76		7.19
Pro forma		3.38		6.74

The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

	For the nine months period ended December 31,
	2003	2004
Dividend yield	4.1%	2.73%
Expected life	10 years	3-6 years
Risk free interest rate	5.1%-5.9%	4.6%-6.1%
Volatility	40%	39%

Notes to the Unaudited Consolidated Financial Statements (Continued)

Reclassifications

Certain other reclassifications have been made in the financial statements of prior years to conform to classifications used in the current period. These changes had no impact on previously reported results of operations or stockholders’ equity.

2.    Segmental disclosures and related information

Segmental disclosures

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The Company consummated the reverse acquisition with the acquiree effective April 1, 2002. Subsequent to the reverse acquisition, the Company changed the structure of its internal organization, which changed the composition of its operating segments. The Company’s operations have been classified into the following segments: Commercial Banking segment, Investment Banking segment and Others.

The Commercial Banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The Investment Banking segment deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

Others consist of various operating segments that do not meet the requirements to be reported as on individual reportable segment as defined in SFAS No. 131.

The CODM evaluates the Company’s performance and allocates resources based on performance indicators (components of profit and loss) of each of the segments. Further, the CODM specifically reviews assets of the consumer loans division, which is a part of commercial banking segment.

The profit and loss of reportable segments is set out below.

	Commercial Banking For the nine months ended December 31,				Investment Banking For the nine months ended December 31,
	2003		2004		2003		2004
	(in millions)				(in millions)
Income from external customers
Interest income	Rs.	52,863	Rs.	52,914	Rs.	14,998	Rs.	13,897
Non - interest income		10,844		15,336		12,266		4,377
Income from other operating segments
Interest income		9,055		6,652		98		94
Non – interest income		1,458		224		300		244

Total income	Rs.	74,220	Rs.	75,126	Rs.	27,662	Rs.	18,612

Interest expense	Rs.	47,179	Rs.	43,118	Rs.	16,553	Rs.	13,184
Depreciation		1,513		1,942		444		275
Provision for loan losses		15,292		8,508		(3)		(4)
Other expenses		14,366		16,255		3,068		2,382

Income/(loss) before taxes	Rs.	(4,130)	Rs.	5,303	Rs.	7,600	Rs.	2,775

Income tax (expense)/ benefit		891		(1,077)		(1,638)		(564)
Cumulative effect of accounting changes, net of tax		—		—		—		—

Net income/(loss)	Rs.	(3,239)	Rs.	4,226	Rs.	5,962	Rs.	2,211

Notes to the Unaudited Consolidated Financial Statements (Continued)

A listing of certain assets of reportable segments is set out below.

	Commercial Banking		Investment Banking		Others		Total
	As of December 31, 2004
	(in millions)
Property and equipment	Rs.	18,703	Rs.	1,689	Rs.	3,413	Rs.	23,805
Investment in equity affiliates		—		47		3,260		3,307

Inter segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis. Corporate overheads and assets have also been allocated to segments on a systematic basis.

A reconciliation between the segment income and consolidated totals of the Company is set out below.

	Total income				Income/(loss) before taxes and accounting changes				Net income/(loss)
	For the nine months ended December 31,				For the nine months ended December 31,				For the nine months ended December 31,
	2003		2004		2003		2004		2003		2004
	(in millions)
Commercial banking	Rs.	74,220	Rs.	75,126	Rs.	(4,130)	Rs.	5,303	Rs.	(3,239)	Rs.	4,226
Investment banking		27,662		18,612		7,600		2,775		5,962		2,211
Others		3,165		4,394		(416)		(1,169)		(399)		(1,186)
Other reconciling adjustments		(11,520)		(7,826)		—		—		—		—

Consolidated Total	Rs.	93,527	Rs.	90,306	Rs.	3,054	Rs.	6,909	Rs.	2,324	Rs.	5,251

A reconciliation between the segments and consolidated total assets of the Company is set out below.

	As of March 31, 2004		As of December 31, 2004
	(in millions)
Commercial Banking(1)	Rs.	902,442	Rs.	1,091,150
Investment Banking		484,439		523,903
Others		12,232		14,315

Total segment assets	Rs.	1,399,113	Rs.	1,629,368

Unallocable assets		20,718		23,169
Eliminations		(10,700)		(17,840)

Consolidated total assets	Rs.	1,409,131	Rs.	1,634,697

1)	Commercial banking includes assets of consumer loans division of Rs. 454,105 million (March 31, 2004: Rs. 297,517 million), which are reviewed separately by the CODM.

Notes to the Unaudited Consolidated Financial Statements (Continued)

Geographic distribution

The business operations of the Company are largely concentrated in India. Activities outside India include resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States.

Major customers

The Company provides banking and financial services to a wide base of customers. There is no major customer, which contributes more than 10% of total income.

3.    Securitization activity

The Company primarily securitizes commercial loans through ‘pass-through’ securitizations. After the securitization, the Company generally continues to maintain customer account relationships and services loans transferred to the securitization trust. The securitizations are either with or without recourse. In a few cases, the Company may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

During the nine months period ended December 31, 2004, the Company securitized loans and credit substitutes which resulted in gains of Rs. 3,841 million. Transfers that do not meet the criteria for a sale under SFAS No. 140, are required to be recorded as secured borrowings with a pledge of collateral, and such secured borrowings are required to be reported as a component of other borrowings. However, there have been no transfers which have not met the criteria for a sale under SFAS No. 140, and consequent no recording or reporting has been entailed.

As discussed above, the Company has written put options, which require the Company to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, the Company will be obligated to purchase the securities at the predetermined exercise price.

4.    Investments in affiliates

The Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited (“ICICI Prulife”) and ICICI Lombard General Insurance Company Limited (“ICICI Lombard”) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The carrying value of the investment in these companies as of December 31, 2004, was Rs. 2,905 million (March 31, 2004: Rs. 3,165 million). The Company’s equity in the loss of these affiliates for the nine months period ended December 31, 2004 was Rs. 1,292 million (December 31, 2003: Rs. 407 million).

Notes to the Unaudited Consolidated Financial Statements (Continued)

The summarized balance-sheets and statements of operations of these entities as of and for the nine months period ended December 31, 2004 is set out below.

	As of December 31, 2004
Balance Sheet	ICICI Prulife		ICICI Lombard
	(in millions)
Cash and cash equivalents	Rs.	743	Rs.	31
Securities		8,895		4,909
Assets held to cover linked liabilities		17,561		—
Other assets		3,829		2,638

Total assets	Rs.	31,028	Rs.	7,578

Provision for linked liabilities	Rs.	17,561	Rs.	—
Other liabilities		11,818		5,309
Stockholders’ equity		1,649		2,269

Total liabilities and stockholders’ equity	Rs.	31,028	Rs.	7,578

	For the nine months period ended December 31, 2004
Statement of income	ICICI Prulife		ICICI Lombard
	(in millions)
Interest income	Rs.	389	Rs.	162
Interest expense		—		—

Net interest income	Rs.	389	Rs.	162
Non-interest income		3,609		2,047

Non-interest expense		(5,864)		(1,926)
Income tax (expense)/benefit		(115)		(47)

Net income/(loss)	Rs.	(1,981)	Rs.	236

5.    Loans

A listing of loans by category is set out below.

	As of March 31, 2004		As of December 31, 2004
	(in millions)
Project and corporate finance(1)(2)	Rs.	319,646	Rs.	321,551
Working capital finance (including working capital term loans)		80,505		116,640
Lease financing		26,165		20,183
Consumer loans and credit card receivables		309,006		440,615
Other		70,059		38,224

Gross loans	Rs.	805,381	Rs.	937,213
Unearned income		(7,482)		(4,273)
Security deposits		(2,612)		(2,627)

Loans, net of unearned income and security deposits	Rs.	795,287	Rs.	930,313
Allowances for loan losses		(66,767)		(73,716)

Loans, net	Rs.	728,520	Rs.	856,597

Notes to the Unaudited Consolidated Financial Statements (Continued)

1)	Non-readily marketable privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).

2)	Includes Rs. 40,370 million (March 31, 2004: Rs. 50,069 million) of credit substitutes classified as loans.

Project and corporate finance loans are generally secured by property, plant and equipment and other tangible assets. Generally, the working capital loans are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases the Company may obtain additional security for working capital loans through a first or second lien on property and equipment, pledge of financial assets like marketable securities and corporate/personal guarantees.

6.    Allowance for loan losses

  Changes in the allowance for loan losses

Movements in the allowance for loan losses are set out below.

	For the nine months period ended December 31, 2003		For the nine months period ended December 31, 2004
	(in millions)
Allowance for loan losses at the beginning of the period	Rs.	54,219	Rs.	66,767
Provisions for loan losses, net of releases of provisions as a result of cash collections		15,289		8,504

	Rs.	69,508	Rs.	75,271

Loans charged-off		(1,555)		(1,555)

Allowances for loan losses at the end of the period	Rs.	67,953	Rs.	73,716

7.    Employee benefits

Gratuity

In accordance with Indian regulations, the Company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Company. The gratuity benefit provided by the Company to its employees is equal to or greater than the statutory minimum.

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC)/ ICICI Prudential Life Insurance Company Limited (“ICICI Prulife”) or through a fund administered and managed by a Board of Trustees. The Company is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by the LIC. Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

Notes to the Unaudited Consolidated Financial Statements (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

	As of December 31, 2004
	(in million)
Charge in benefit obligations
Projected benefit obligations at beginning of the period	Rs.	804

Service cost		112
Interest cost		42
Benefits paid		(11)
Actuarial (gain)/loss on obligations		(73)
Unrecognized prior service cost		—

Projected benefit obligations at the end of period	Rs.	874

Change in plan assets
Fair value of plan assets at beginning of the period	Rs.	514

Actual return on plan assets		38
Employer contributions		122
Benefits paid		(11)
Actuarial (gain)/loss		—

Plan assets at the period end	Rs.	663

Funded status	Rs.	(211)
Unrecognized actuarial loss		204
Unrecognized transitional obligation		(15)
Unrecognized prior service cost		57

Net prepaid gratuity cost	Rs.	35

Accumulated benefit obligation for the period end	Rs.	376

The components of the net gratuity cost are set out below.

	For the nine months ended December 31,
	2003		2004
	(in millions)
Service cost	Rs.	75	Rs.	112
Interest cost		55		42
Expected return on assets		(51)		(34)
Amortization of transition asset/liability		(1)		(1)
Amortization of prior service cost		4		4
Actuarial (gain)/loss		2		8
Curtailment (gain)/loss		25		—

Net gratuity cost	Rs.	109	Rs.	131

Notes to the Unaudited Consolidated Financial Statements (Continued)

Weighted average assumptions used to determine net periodic benefit cost for the period:

As of December 31, 2004
Discount rate	7%
Rate of increase in the compensation levels	7%
Rate of return on plan assets	7.5%

Weighted average assumptions used to determine benefit obligations:

As of December 31, 2004
Discount rate	7%
Rate of increase in the compensation levels	7%

As of December 31, 2004, of the total plan assets Rs. 119 million (March 31, 2004 Rs. 113 million) has been invested in debt securities of the Company.

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the gratuity at the end of the year ended March 31, 2004 and for the nine months ended December 31, 2004 and the target allocation for year ending March 31, 2005 by asset category based on fair values is as follows:

Asset Category	Target asset allocation 2005	Post-retirement asset at Mar. 31, 2004	Post-retirement asset at Dec. 31, 2004
Debt Securities	0%	0%	0%
Other investments	100%	100%	100%

Total	100%	100%	100%

The plan assets are either maintained by LIC/ ICICI Prulife or through a fund administrated and managed by a Board of Trustees.

The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations.

The benefit expected be paid in each of the next five fiscal years and in the five fiscal years thereafter is as follows:

	(in millions)

Expected company contributions to the fund during the year 2005	Rs.	186
Expected benefit payments from the fund during:
2005		29
2006		54
2007		42
2008		58
2009		89
2010 to 2014		614

Notes to the Unaudited Consolidated Financial Statements (Continued)

Pension

The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the acquiree which was acquired with effect from April 2003.

The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

	As of December 31, 2004
	(in millions)
Change in benefit obligations
Projected benefit obligations at beginning of the period	Rs.	1,034
Service cost		8
Interest cost		53
Benefits paid		(46)
Actuarial (gain)/loss on obligations		(58)

Projected benefit obligations at the end of the period	Rs.	991

Change in plan assets
Fair value of plan assets at beginning of the period	Rs.	1,047
Actual return on plan assets		88
Employer contributions		15
Gain/(loss) on plan assets		—
Benefits paid		(46)

Plan assets at the end of period	Rs.	1,104

Funded status	Rs.	113
Unrecognized actuarial loss/(gain)		(106)
Unrecognized transitional obligation		—
Unrecognized prior service cost		—

Net Amount Recognized	Rs.	7

Accumulated benefit obligation at period end	Rs.	923

The components of the net pension cost are set out below.

	For the nine months ended December 31,
	2003	2004
	(in millions)
Service cost	18	8
Interest cost	49	53
Expected return on assets	(63)	(58)

Net pension cost	4	3

Notes to the Unaudited Consolidated Financial Statements (Continued)

Weighted average assumptions used to determine net periodic benefit cost for the period:

As of December 31, 2004
Discount rate	7.5%
Rate of increase in the compensation levels	7%
Rate of return on plan assets	7.5%
Pension increases	3%
Discount rate	7.5%
Rate of increase in the compensation levels	7%
Pension increases	3%

Weighted average assumptions used to determine benefit obligations:

As of December 31, 2004
Discount rate	7.5%
Rate of increase in the compensation levels	7%
Pension increases	3%

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the pension at the end of the year ended March 31, 2004 and for the nine months period ended December 31, 2004 and the target allocation for year ending March 31, 2005 by asset category based on fair values are as follows:

Asset Category	Target asset allocation 2005	Pension assets at Mar. 31 2004	Pension assets at Dec. 31 2004
Debt Securities	100%	100%	100%
Other investments	0%	0%	0%

Total	100%	100%	100%

The plan assets are maintained through a fund administered and managed by a Board of Trustees.

The investment strategy of the Company is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. Risk is reduced by investment in GOI Securities or relatively low risk securities.

Superannuation

The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15% of the employee’s eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed, Rs. 85 million and Rs. 76 million, to the employees superannuation plan for the nine month period ended December 31, 2004 and 2003 respectively.

Notes to the Unaudited Consolidated Financial Statements (Continued)

Provident fund

In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees provident fund amounted to Rs. 181 million and Rs. 177 million for the nine months period ended December 31, 2004 and 2003 respectively.

8.    Commitments and contingencies

Loan commitments

The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 59,857 million as of December 31, 2004 (March 31, 2004: Rs. 73,903 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Guarantees

As a part of its project financing and commercial banking activities, the Company has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Company will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

The current carrying amount of the liability for the Company’s obligations under the guarantee amounted to Rs. 1,093 million (March 31, 2004: Rs. 1,229 million).

Details of guarantees outstanding are set out below.

Maximum potential amount of future payments under guarantee
Nature of guarantee	Less than 1 year	1-3 year	3-5 year	Over 5 year	Total
(in millions)
Financial guarantees	Rs.34,588	Rs.9,818	Rs.9,314	P.s.10,074	Rs.63,794
Performance guarantees	32,792	31,283	18,213	2,889	85,177

Total	Rs.67,380	Rs,41,101	Rs.27,527	Rs.12,963	Rs.148,971

The Company has collateral available to reimburse potential losses on its guarantees. Margins available to the Company to reimburse losses realized under guarantees amounted to Rs. 3,358 million (March 31, 2004: Rs. 2,055 million). Other property may also be available to the Company to cover these losses under guarantees.

Capital commitments

The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 449 million as of December 31, 2004 (March 31, 2004: Rs. 294 million).

Notes to the Unaudited Consolidated Financial Statements (Continued)

Tax contingencies

Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Potential liabilities, if any, have been adequately provided for, and the Company does not estimate any incremental liability in respect of these proceedings.

As of December 31, 2004 the Company has been assessed an aggregate of Rs. 22,422 million (March 31, 2004: Rs. 25,151 million) in excess of the provision made in the unaudited financial statements in income tax, interest tax, wealth tax and sales tax demands by the Government of India’s tax authorities for past years. The Company has appealed each of these tax demands. The Company believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessments and accordingly has not provided for these tax demands as of December 31, 2004.

Litigation

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company’s consolidated financial position, results of operations or cash flows.

Operating lease commitments

The Company has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of December 31, 2004, for non-cancelable leases:

	(in millions)

Lease rental commitments for the three month ending March 31,2005	Rs.	184
Lease rental commitments for the year ending March 31,
2006		744
2007		716
2008		698
2009		688
2010		588
Thereafter		2,970

Total minimum lease commitments	Rs.	6,588

ICICI BANK LIMITED

19,206,825 American Depositary Shares

Representing 38,413,650 Equity Shares

Merrill Lynch International

Morgan Stanley

UBS Investment Bank

Prospectus dated                     , 2005

PART II OF FORM F-3

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Under Section 201 of the Indian Companies Act, 1956, a company is prohibited from indemnifying any officer of the company or any person employed by the company as an auditor against any liability which, by virtue of any rule of law, would otherwise attach to him in respect of any negligence, default, misfeasance, or breach of duty of which he may be guilty in relation to ICICI Bank.

Article 215 of ICICI Bank’s Articles of Association provides that the directors and officers of ICICI Bank shall be indemnified by ICICI Bank against all costs, losses and expenses which any director or officer may incur or become liable for by reason of any contract entered into or act done by him in his capacity as director or officer, including any liability incurred by him in defending any proceeding brought against directors and officers in their capacity if the indemnified director or officer receives judgment in his favor or is acquitted in such proceeding.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of ICICI Bank and its directors and officers.

ICICI Bank has obtained directors and officers insurance providing indemnification for certain of ICICI Bank’s directors, officers or employees for certain liabilities.

Item 9. Exhibits

Exhibit Number	Description of Document

1.1[1]	Form of Underwriting Agreement.

4.1[2]	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

4.2[3]	Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement.

4.3[4]	Letter Agreement dated March 8, 2005 amending and supplementing the Deposit Agreement.

4.4[2]	ICICI Bank’s Specimen Certificate for Equity Shares.

5.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.

8.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters (included under “Taxation – Indian Tax” in the Prospectus included as part of the Registration Statement).

8.2	Opinion of Davis Polk & Wardwell as to certain US tax matters (included under “Taxation – United States Taxation” in the Prospectus included as part of this Registration Statement).

15.1	Letter of KPMG LLP, independent registered public accounting firm, as to unaudited interim financial information.

23.1[4]	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (included in Exhibit 5.1).

23.3[4]	Consent of Davis Polk & Wardwell.

24.1[4]	Power of Attorney by Mr. Narayanan Vaghul.

24.2[4]	Power of Attorney by Mr. Uday Madhav Chitale.

24.3[4]	Power of Attorney by Mr. Somesh Ramchandra Sathe

24.4[4]	Power of Attorney by Mr. Mahendra Kumar Sharma.

24.5[4]	Power of Attorney by Prof. Marti Gurunath Subrahmanyam.

24.6[4]	Power of Attorney by Mr. Kundapur Vaman Kamath.

24.7[4]	Power of Attorney by Ms. Lalita Dileep Gupte.

24.8[4]	Power of Attorney by Ms. Kalpana Morparia.

24.9[4]	Power of Attorney by Ms. Chanda Kochhar.

24.10[4]	Power of Attorney by Mr. Narayanan Srinivasa Kannan.

1 To be filed by an amendment to this registration statement.

2 Incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132), filed on February 11, 2000.

3 Incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

4 Previously filed.

Item 10. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ICICI Bank Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India on March 11, 2005.

ICICI Bank Limited

By:	/s/ Jyotin Mehta
	Name:	Mr. Jyotin Mehta
	Title:	General Manager and Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mr. Narayanan Vaghul	Chairman

* Mr. Uday Madhav Chitale	Non-Executive Director

* Mr. Somesh Ramchandra Sathe	Non-Executive Director

* Mr. Mahendra Kumar Sharma	Non-Executive Director

* Prof. Marti Gurunath Subrahmanyam	Non-Executive Director

* Mr. Kundapur Vaman Kamath	Managing Director and Chief Executive Officer

* Ms. Lalita Dileep Gupte	Joint Managing Director

* Ms. Kalpana Morparia	Deputy Managing Director

* Ms. Chanda Kochhar	Executive Director

* Mr. N.S. Kannan	Chief Financial Officer

*By:	/s/ Nilesh Trivedi	March 11, 2005
Mr. Nilesh Trivedi Attorney-in-Fact

Authorized Representative

/s/ Madhav Kalyan	March 11, 2005
Mr. Madhav Kalyan, as duly authorized representative of ICICI Bank Limited in the United States.

Exhibit Index

Exhibit Number	Description of Document

1.1[1]	Form of Underwriting Agreement.

4.1[2]	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

4.2[3]	Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement.

4.3[4]	Letter Agreement dated March 8, 2005 amending and supplementing the Deposit Agreement.

4.4[2]	ICICI Bank’s Specimen Certificate for Equity Shares.

5.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.

8.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters (included under “Taxation – Indian Tax” in the Prospectus included as part of the Registration Statement).

8.2	Opinion of Davis Polk & Wardwell as to certain US tax matters (included under “Taxation – United States Taxation” in the Prospectus included as part of this Registration Statement).

15.1	Letter of KPMG LLP, independent registered public accounting firm, as to unaudited interim financial information.

23.1[4]	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (included in Exhibit 5.1).

23.3[4]	Consent of Davis Polk & Wardwell.

24.1[4]	Power of Attorney by Mr. Narayanan Vaghul.

24.2[4]	Power of Attorney by Mr. Uday Madhav Chitale.

24.3[4]	Power of Attorney by Mr. Somesh Ramchandra Sathe

24.4[4]	Power of Attorney by Mr. Mahendra Kumar Sharma.

24.5[4]	Power of Attorney by Prof. Marti Gurunath Subrahmanyam.

24.6[4]	Power of Attorney by Mr. Kundapur Vaman Kamath.

24.7[4]	Power of Attorney by Ms. Lalita Dileep Gupte.

24.8[4]	Power of Attorney by Ms. Kalpana Morparia.

24.9[4]	Power of Attorney by Ms. Chanda Kochhar.

24.10[4]	Power of Attorney by Mr. Narayanan Srinivasa Kannan.

1 To be filed by an amendment to this registration statement.

2 Incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132), filed on February 11, 2000.

3 Incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

4 Previously filed.